    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1996


                                                       REGISTRATION NO. 33-96952
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-1


                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                             ---------------------

                               ADMINISTAFF, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           DELAWARE                              7363                           76-0479645
(STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

           19001 CRESCENT SPRINGS DRIVE                         RICHARD G. RAWSON
            KINGWOOD, TEXAS 77339-3802                     19001 CRESCENT SPRINGS DRIVE
                  (713) 358-8986                            KINGWOOD, TEXAS 77339-3802
                                                                (713) 358-8986
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE       (NAME, ADDRESS, INCLUDING ZIP CODE, AND
        NUMBER, INCLUDING, AREA CODE, OF                         TELEPHONE NUMBER,
   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)        INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                             ---------------------

                                   Copies to:


              G. MICHAEL O'LEARY                           ROBERT F. GRAY, JR.
            ANDREWS & KURTH L.L.P.                     FULBRIGHT & JAWORSKI L.L.P.
          4200 TEXAS COMMERCE TOWER                     1301 MCKINNEY, SUITE 5100
             HOUSTON, TEXAS 77002                       HOUSTON, TEXAS 77010-3095
                (713) 220-4200                                (713) 651-5151


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               ADMINISTAFF, INC.


                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


ITEM
 NO.                    ITEM IN FORM S-1                     LOCATION OR HEADING IN PROSPECTUS
-----  ---------------------------------------------------  -----------------------------------
   1.  Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus...................  Outside Front Cover Page

   2.  Inside Front and Outside Back Cover Pages
         of Prospectus....................................  Inside Front Cover Page; Available
                                                              Information

   3.  Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors

   4.  Use of Proceeds....................................  Use of Proceeds

   5.  Determination of Offering Price....................  Outside Front Cover Page;
                                                              Underwriters

   6.  Dilution...........................................  Dilution

   7.  Selling Security Holders...........................  Outside Front Cover Page; Principal
                                                              and Selling Stockholders

   8.  Plan of Distribution...............................  Front Cover Page; Underwriters

   9.  Description of the Securities to be Registered.....  Front Cover Page; Summary;
                                                              Capitalization; Description of
                                                              Capital Stock; Underwriters

  10.  Interests of Named Experts and Counsel.............  Legal Matters; Experts

  11.  Information With Respect to the Registrant.........  Front Cover Page; Summary; Risk
                                                              Factors; The Company; Dividend
                                                              Policy; Selected Historical
                                                              Consolidated Financial Data;
                                                              Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations;
                                                              Business; Industry Regulation;
                                                              Description of Capital Stock;
                                                              Shares Eligible for Future Sale;
                                                              Underwriters

  12.  Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities...  Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


PROSPECTUS (Subject to Completion)

Issued                   , 1996



                                3,000,000 Shares



                               Administaff, Inc.

                                  COMMON STOCK

                            ------------------------

THE 3,000,000 SHARES OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS
     OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
      COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING
          PRICE WILL BE BETWEEN $        AND $        PER SHARE. SEE
        "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED
             IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE
             COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW
                YORK STOCK EXCHANGE, SUBJECT TO OFFICIAL NOTICE
                     OF ISSUANCE, UNDER THE SYMBOL "ASF."

                            ------------------------

                 SEE "RISK FACTORS" ON PAGE 9 FOR INFORMATION

              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                                                       UNDERWRITING
                                   PRICE               DISCOUNTS AND            PROCEEDS TO
                                 TO PUBLIC            COMMISSIONS(1)            COMPANY (2)
                          ----------------------- ----------------------- -----------------------
Per Share................        $                       $                       $
Total (3)................    $                       $                       $


---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

(2) Before deducting expenses payable by the Company estimated at $        .


(3) The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from any such sale of Shares by the Selling Stockholders. If the Underwriters exercise this option in full, the total price to public, underwriting discounts and commissions, and
    proceeds to Selling Stockholders will be $        , $        and $        ,
    respectively. See "Underwriters."



The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters by Fulbright & Jaworski L.L.P., counsel for the Underwriters. It is expected
that delivery of the Shares will be made on or about             , 1996 at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                            ------------------------


MORGAN STANLEY & CO.                               DONALDSON, LUFKIN & JENRETTE
Incorporated                                       Securities Corporation

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.



     UNTIL            , 1996 ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information.................... Inside Cover
Summary.........................................    3
Risk Factors....................................    9
The Company.....................................   15
Use of Proceeds.................................   15
Dividend Policy.................................   15
Capitalization..................................   16
Dilution........................................   17
Selected Historical Consolidated Financial
  Data..........................................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   20

                                                  PAGE
                                                  ----
Business........................................   31
Industry Regulation.............................   41
Management......................................   46
Principal and Selling Stockholders..............   53
Description of Capital Stock....................   55
Shares Eligible for Future Sale.................   57
Underwriters....................................   59
Legal Matters...................................   60
Experts.........................................   60
Index to Consolidated Financial Statements......  F-1


                            ------------------------

     The Company intends to furnish its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.


                             AVAILABLE INFORMATION



     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates, or on the Internet at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. Copies of materials filed with the Commission may also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, which appear elsewhere in this Prospectus.



     This Prospectus contains certain forward-looking statements with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties which may cause actual results to differ significantly from such forward-looking statements. See "Risk Factors."


                                  THE COMPANY


     Administaff, Inc. ("Administaff" or the "Company") is a leading provider of professional employer services with current operations in 10 markets. The Company serves over 1,400 client companies with approximately 23,000 worksite employees as of September 30, 1996 and believes that it currently ranks, in terms of revenues, as one of the three largest professional employer organizations in the United States. The Company has grown significantly since it was founded in 1986. Revenues (which include the payroll of worksite employees) were $4.1 million for 1987, the Company's first full year of operations, and increased to over $716 million for fiscal 1995, with 1995 gross profit and net income of $28.9 million and $1.1 million, respectively. Houston is the Company's original location and accounts for approximately 50% of the Company's revenue base as of September 30, 1996, with other Texas markets accounting for an additional 30%. In October 1993, the Company opened a sales office in Dallas as the first step in implementing a long-term internal growth and expansion strategy. Subsequent to obtaining expansion capital in May 1994, the Company opened sales offices in Atlanta, Phoenix, Chicago and Washington D.C. during a twelve month period beginning in October 1994. The Company opened a second office in Dallas in January 1996 and opened an office in Denver in September 1996. The Company plans to enter at least one new market or open at least one additional sales office in an existing market in each quarter of 1997 and 1998.



     Administaff's goal is to improve the productivity and profitability of small businesses by relieving business owners and key executives of administrative and regulatory burdens, enabling them to focus on the core competencies of their businesses, and by promoting employee satisfaction through human resource management techniques that improve employee performance. The Company provides a comprehensive personnel management system which encompasses a broad range of services, including benefits and payroll administration, medical and workers' compensation insurance programs, tax filings, personnel records management, liability management and other human resource services. The fees charged by the Company are invoiced along with each periodic payroll of the client and include the gross payroll of each client plus the Company's estimated costs of paying employment related taxes, providing human resource services, performing administrative functions, providing insurance coverages and benefit plans and performing other services offered by the Company. Administaff provides these services by entering into a Client Service Agreement which establishes a three party relationship whereby the Company and client act as co-employers of the worksite employees. Responsibilities are allocated between the co-employers pursuant to the Client Service Agreement, with Administaff assuming responsibility for personnel administration and compliance with most employment-related governmental regulations. The client company retains the employee's services in its business and remains the employer for various other purposes. Companies providing comprehensive services in this manner have come to be known as professional employer organizations, or PEOs, as distinguished from "fee for service" companies, such as payroll processing firms, human resource consultants and safety consulting firms, that provide a specific service to a client under a traditional two party contract.



     Growth in the PEO industry has been significant. According to the National Association of Professional Employer Organizations ("NAPEO"), the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to approximately 2.0 million in 1995. NAPEO statistics also reflect gross revenues earned by the PEO industry grew from $5.0 billion in 1991 to $13.8 billion in 1995, representing a compounded annual growth rate of approximately 29%. Despite this industry growth, the Company believes that the target markets for its business remain relatively untapped. NAPEO estimates that at the end of 1995 the PEO industry served only approximately 70,000 businesses in the United States. In contrast, the Small Business Administration (the "SBA") estimates that net annual growth in the number of small businesses is approximately 75,000.


     Administaff believes that growth in the PEO industry is driven by the increasingly complex legal and regulatory burdens placed on employers as well as trends relating to the growth and productivity of the small business community in the United States. The Company believes that the key factors which drive small businesses to consider PEO services include (i) complex regulation of labor and employment issues and the related costs of compliance, including the allocation of time and effort to such functions by owners and key executives,
(ii) the need to provide competitive health care and related benefits to attract and retain quality employees to small businesses and (iii) the increasing costs associated with workers' compensation and health insurance coverage, workplace safety programs and employee related complaints and litigation. Growth in the PEO industry has also been influenced by growth of the small business sector. According to reports published by the SBA, at year end 1993 there were more than
5.8 million businesses in the United States with fewer than 100 employees, up from 3.9 million of such businesses at the end of 1980. In addition, the Company believes that attempts to achieve higher levels of productivity in the workplace have supported a movement toward the outsourcing of services such as payroll administration and consulting on benefits, safety and other employee related issues. Administaff believes that its specific model for delivery of a comprehensive package of PEO services directly supports the small business goal of improving productivity and competitiveness.


                                    STRATEGY

     The Company's objective is to become the leading provider of PEO services in the United States while achieving sustainable revenue and income growth. Key elements of the Company's strategy were developed by the Company's core management team which has remained in place since the Company's founding in 1986. Since that time, the Company has concentrated substantial financial and management resources on developing, defining and optimizing a personnel management system for small businesses and on building an organizational infrastructure designed to enable the Company to replicate proven growth patterns while balancing revenue and income growth objectives. The key elements of the Company's strategy include:

     - Providing the highest quality services to help improve the productivity and profitability of the Company's clients.


          Administaff focuses on providing high quality services that directly enhance the productivity and profitability of small businesses. Achieving these efficiencies not only provides an obvious benefit to clients, it also benefits the Company in three distinct ways. First, to the extent that enhanced productivity results in client growth, Administaff's revenue base also grows. Second, clients who experience improved profitability best understand the value of Administaff's services and prove to be the Company's most effective referral sources. Finally, client productivity facilitated by Administaff promotes a long-term client relationship. Although the Company's client service agreement provides for only a one year initial term and is terminable on 30-day's notice at any time, in excess of 80% of Administaff's clients remain for more than one year and the retention rate increases for clients who remain with Administaff for longer periods.


     - Continuing to enter and establish a leading position in new markets.


          In 1993, the Company identified 36 markets as its most attractive expansion targets and since that time has opened sales offices in six of these markets. The Company plans to enter at least one new market or open one additional sales office in an existing market in each quarter of 1997 and 1998 and believes that the proceeds from this offering will be sufficient to cover the costs of such expansion. Through the use of a market selection model which evaluates a broad range of criteria, Administaff selects new markets where it believes it is most likely to replicate its historical growth patterns and market penetration. While most of the Company's expansion has been the result of opening sales offices, the Company has and will continue to consider expansion through strategic acquisitions. The Company believes that increasing industry regulatory complexity, including the difficulties of complying with the applicable state laws and the increasing capital commitments required of PEOs to provide larger service delivery infrastructures and management information systems should lead to significant consolidation opportunities in the PEO industry. The Company's market development strategy combines intensive direct marketing efforts with a fully integrated public relations and advertising campaign. While the expense associated with entering and developing a new market is significant, the Company views this investment as essential to achieving desired growth and extending its national leadership position. The Company generally expects expenses in a new market to be covered by the gross profit from that market within two years.



     - Growing existing markets through additional market penetration and marketing alliances.



          The Company believes that additional market penetration in established markets offers significant growth potential. Based on information contained in a database developed by American Business Information, Inc. ("ABI"), the Company believes that it serves less than 6.0% of the total number of businesses in Houston meeting its target criteria described below. In established markets, the Company's ability to achieve its growth objectives is enhanced by a higher number of referrals, a higher client retention rate, a more experienced sales force and momentum in its marketing efforts. The Company is also actively pursuing the formation of certain strategic alliances with other providers of various administrative and office services to small businesses as an alternative method for achieving growth in existing markets. The Company selectively opens additional sales offices and hires additional sales personnel in established markets to capitalize on these advantages and to achieve higher penetration.



     - Targeting and enrolling clients that are consistent with the Company's overall strategy and risk profile objectives.



          The Company seeks to attract clients whose objectives in utilizing Administaff's PEO services primarily relate to enhancing productivity rather than short-term cost cutting. The Company's clients tend to be established, financially successful and likely to recognize the value of a broad range of services which enable the client to concentrate on its core business. Administaff's target client has from five to 100 employees and must meet certain additional criteria relating to industrial classification, workers' compensation, health and unemployment claims history and operating stability. These criteria, which constitute part of the Company's screening process, are intended to avoid a skewing of the Company's client base to higher risk clients. Through this process, the Company seeks to continue to build a solid client base characterized by high year-to-year retention and client employee growth while maintaining a predictable and controllable direct cost structure.


     - Capitalizing on economies of scale while actively managing and controlling direct costs.


          The Company enjoys economies of scale which allow it to provide small businesses with a level of human resource management typically found only in large corporations. The Company aggressively pursues scale advantages in order to maximize profits and to provide its clients with premium services at competitive prices. In this regard, Administaff focuses on key relationships with insurance providers to design coverage and premium structures that not only provide cost effective and appropriate protection for clients, but also enable the Company to control major components of its direct costs. These economies and tailored coverages are achievable both because of the Company's sophistication as a purchaser of insurance products and its status as a large customer of such providers. The Company also employs a variety of proactive personnel management techniques to help minimize the incidence and magnitude of employee claims, complaints and related costs. The Company expects the economies resulting from active control and management of direct costs will continue to enhance profitability.

                                  THE OFFERING


Common Stock offered by the
  Company..................  3,000,000 shares



Common Stock offered by the
  Selling Stockholders.....  450,000 shares if the Underwriters' over-allotment option is exercised in full



Common Stock to be
outstanding after the
  offering.................  13,377,329 shares(1)



Use of proceeds to the
  Company..................  Of the $     million of estimated net proceeds to
                             the Company (based on an offering price of $ per share), approximately $12 million will be reserved to support expansion of the Company's operations, including the opening of new geographic markets, further penetration of existing markets by opening new sales offices and, as opportunities arise, expansion of the Company's client base in new or existing markets through acquisitions.
                             Approximately $7.7 million of the remaining net proceeds will be used to repay certain outstanding notes, to exercise certain options to repurchase
                             Common Stock and Common Stock warrants, and to repay certain mortgage indebtedness. The balance of the net proceeds will be used for working capital purposes. The Company will not receive any of the net proceeds attributable to the sale of shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."



Proposed New York Stock
  Exchange listing.........  The New York Stock Exchange (the "NYSE") has
                             approved the Common Stock for listing, subject to official notice of issuance, under the symbol "ASF."

---------------


(1) The number of shares to be outstanding after the offering gives effect to the repurchase of Common Stock and Common Stock warrants as described under "Use of Proceeds," and excludes the 995,196 shares of Common Stock issuable upon the exercise of options and warrants which will remain outstanding after consummation of the offering.

                             SUMMARY FINANCIAL DATA


     The following summary financial data should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 are derived from audited consolidated financial statements not included herein. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1996 are unaudited. The unaudited results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the full year. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results").



                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                                                                          SEPTEMBER 30,
                                                           YEAR ENDED DECEMBER 31,                         (UNAUDITED)
                                           --------------------------------------------------------    --------------------
                                             1991        1992        1993        1994        1995        1995        1996
                                           --------    --------    --------    --------    --------    --------    --------
                                                      (IN THOUSANDS, EXCEPT FOR PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(1).............................   $300,051    $409,046    $496,058    $564,459    $716,210    $505,619    $635,252
Direct costs(1):
  Salaries and wages of worksite
    employees...........................    241,471     328,223     397,662     453,750     582,893     408,379     517,820
  Benefits and payroll taxes............     49,542      67,272      78,614      85,513     104,444      76,964      91,307
                                           --------    --------    --------    --------    --------    --------    --------
Gross profit............................      9,038      13,551      19,782      25,196      28,873      20,276      26,125
Operating expenses:
  Salaries, wages and payroll taxes.....      3,090       5,077       6,136       8,094      10,951       8,055      10,475
  General and administrative expenses...      3,008       4,788       5,571       5,648       7,597       5,497       5,937
  Commissions...........................      1,787       2,569       2,975       3,231       3,942       2,908       2,939
  Advertising...........................        849         888       1,612       1,797       3,268       2,125       2,488
  Depreciation and amortization.........        260         282         361         567         894         627       1,063
                                           --------    --------    --------    --------    --------    --------    --------
  Total operating expenses..............      8,994      13,604      16,655      19,337      26,652      19,212      22,902
                                           --------    --------    --------    --------    --------    --------    --------
Operating income (loss)(2)..............         44         (53)      3,127       5,859       2,221       1,064       3,223
Net income(2)...........................   $     70    $     33    $  1,949    $  3,766    $  1,116    $    617    $  1,054(3)
                                           ========    ========    ========    ========    ========    ========    ========
Net income per share(4).................   $   0.01    $   0.00    $   0.22    $   0.38    $   0.10    $   0.06    $   0.10(3)
Weighted average shares
  outstanding(4)........................      6,429       8,581       8,838      10,337      10,807      10,757      10,862
Supplemental net income per share(5)....                                                   $   0.16                $   0.14
STATISTICAL DATA:
Worksite employees at period end(6).....     11,380      13,490      15,165      15,780      20,502      20,124      22,993
Client companies at period end..........        501         598         687         809       1,130       1,085       1,441
Gross payroll per employee per
  month(7)..............................   $  1,823    $  1,919    $  2,117    $  2,268    $  2,331    $  2,297    $  2,522



                                                                                               SEPTEMBER 30, 1996
                                                                                                  (UNAUDITED)
                                                                                            ------------------------
                                                                                             ACTUAL      ADJUSTED(8)
                                                                                            --------     -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................................................................  $  3,290      $
Total assets..............................................................................    45,134
Total debt................................................................................     4,648
Total stockholders' equity................................................................    11,743


---------------


(1) Revenues consist of service fees paid by the Company's clients under its Client Service Agreements. In consideration for payment of such service fees, the Company agrees to pay the following direct costs associated with the worksite employees: (i) salaries and wages, (ii) employment related taxes, (iii) employee benefit plans and (iv) workers' compensation insurance.

(2) Operating income (loss) and net income include the effects of expenses associated with the Company's expansion plan which began in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) For the nine months ended September 30, 1996, net income and net income per share were $1,791,000 and $0.16, respectively, excluding the impact of a non-recurring charge relating to certain issues involving the failure of the Company's 401(k) Plan to comply with certain nondiscrimination tests required by the Internal Revenue Code of 1986, as amended, which impact has been adjusted for income taxes and is net of amounts recoverable from the 401(k) Plan record keeper. See "Risk Factors -- Costs of 401(k) Plan Compliance," "Industry Regulation -- Employee Benefit Plans" and Note 4 of Notes to Consolidated Financial Statements (unaudited) for the interim period ended September 30, 1996.



(4) Computed as described in Note 1 of Notes to Consolidated Financial
    Statements.



(5) Computed as described in Note 11 of Notes to Consolidated Financial Statements.



(6) Reflects the number of employees paid during the last month of the period shown.



(7) Excludes bonus payroll of worksite employees, which is not subject to the Company's normal service fee.



(8) Adjusted to reflect the sale of 3,000,000 shares of Common Stock by the Company pursuant to the offering made hereby (assuming an offering price of
    $          per share) and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Company involves a significant degree of risk. Prospective purchasers should carefully consider the factors set forth below, as well as the other information provided elsewhere in this Prospectus, before making an investment in the Common Stock.


     When used in this Prospectus, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have a direct bearing on the Company's results of operations and the industry in which it operates are the effects of various governmental regulations, the fluctuation of the Company's direct costs and the costs and effectiveness of the Company's expansion strategy. These and other factors are discussed below and elsewhere in this Prospectus.



IRS AUDIT OF THE COMPANY'S 401(K) PLAN; IRS MARKET SEGMENT STUDY



     The Company's 401(k) plan (the "401(k) Plan") is currently under audit by the Internal Revenue Service (the "IRS") for the year ended December 31, 1993. Although the audit is for the 1993 plan year, certain conclusions of the IRS would be applicable to subsequent years as well. In addition, the IRS has established a Market Segment Study Group on Employee Leasing for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs, including the Company, have been randomly selected by the IRS for audit pursuant to this program. One issue that has arisen from these audits is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Internal Revenue Code of 1986, as amended (the "Code"), including participation in the PEO's 401(k) plan. For a discussion of the issues being considered by the Market Segment Study Group, see "Industry
Regulation -- Employee Benefit Plans" and "-- Federal Employment Taxes." With respect to the 401(k) Plan audit, the Company understands that the IRS group conducting the audit intends to seek technical advice from the IRS National Office about whether participation in the 401(k) Plan by officers of client companies is permitted under the Code (the "Technical Advice Request"). The Company also understands that, with respect to the Market Segment Study, the IRS is similarly referring to the National Office the issue of whether a PEO and a client company may be treated as co-employers of worksite employees for certain federal tax purposes (the "Industry Issue"). The IRS audit group leader has advised the Company that the finding of facts from the Company's audit will be submitted with the group leader's conclusion that such a co-employer status is not recognized under current tax law.



     Whether the National Office will address the Technical Advice Request independently of the Industry Issue is unclear. The Company is not able to predict either the timing or the nature of any conclusions that may be reached with respect to the 401(k) Plan audit or the Market Segment Study. Should the IRS conclude that the Company is not a "co-employer" of worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to the 401(k) Plan or pursuant to the Company's cafeteria plan or continue to participate in certain other employee benefit plans of the Company. The Company believes that, although unfavorable to the Company, a prospective application of such a conclusion (that is, one applicable only to periods after such a conclusion is reached) would not have a material adverse effect on its financial position or results of operations, as the Company could continue to make available comparable benefit programs to its client companies at comparable cost to the Company. However, if such conclusion were applied retroactively to disqualify the 401(k) Plan for 1993 and subsequent years, employees' vested account balances under the 401(k) Plan would become taxable, the Company would lose its tax deductions to the extent its matching contributions were not vested, the 401(k) Plan's trust would become a taxable trust and the Company would be subject to liability with respect to its failure to withhold applicable taxes with respect to certain contributions and trust earnings. Further, the Company would be subject to liability, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such a scenario, the Company also would face the risk of client dissatisfaction and potential litigation. A retroactive application by the IRS of an adverse conclusion would have a material adverse effect on the Company's financial position and results of operations.



COSTS OF 401(K) PLAN COMPLIANCE



     In 1991 the Company engaged a third party vendor to be the 401(k) Plan's record keeper and to perform certain required annual nondiscrimination tests for the 401(k) Plan. Each year such record keeper reported to the Company that such nondiscrimination tests had been satisfied. However, in August 1996 the 401(k) Plan's record keeper advised the Company that certain of these tests had been performed incorrectly for prior years and, in fact, that the 401(k) Plan had failed certain tests for the 1993, 1994 and 1995 plan years. The Company has subsequently determined that the 401(k) Plan also failed a nondiscrimination test for 1991, a closed year for tax purposes. At the time the Company received such notice, the period in which the Company could voluntarily "cure" an operational defect had lapsed for all such years, except 1995. With respect to the 1995 year, the Company will cause the 401(k) Plan to refund the required excess contributions and earnings thereon to affected highly compensated participants, and the Company will pay an excise tax of approximately $51,000. Because the 401(k) Plan is under a current IRS audit, the IRS voluntary correction program for this type of operational defect is not available to the Company for years prior to 1995. Accordingly, the Company informed the IRS of the prior testing errors for each of 1991, 1993 and 1994 and proposed a correction that consists of corrective contributions by the Company to the 401(k) Plan with respect to these years and the payment by the Company of the minimum penalty ($1,000) that the IRS is authorized to accept to resolve this matter. The IRS responded that resolution of the nondiscrimination test failures is premature until the National Office resolves the Technical Advice Request. The Company recorded a reserve during the third quarter of 1996 with respect to these 401(k) Plan matters, which reserve does not give effect to any amounts the Company may ultimately recover from the 401(k) Plan's record keeper. The amount of such reserve is the Company's estimate of the cost of corrective measures and penalties, although no assurance can be given that the actual amount that the Company may ultimately be required to pay will not substantially exceed the amount so reserved. Based on its preliminary discussions with the IRS and its understanding of the settlement experience of other companies, the Company does not believe that the ultimate resolution of the nondiscrimination test issue will have a material adverse effect on the Company's financial condition or results of operations, although no assurance can be given by the Company because the ultimate resolution of this matter will be determined in a negotiation process with the IRS.



STATE AND LOCAL REGULATION



     The Company is subject to regulation by local and state agencies pertaining to a wide variety of labor related laws. As is the case with the provisions of the Code discussed above, many of these regulations were developed prior to the emergence of the PEO industry and do not specifically address non-traditional employers. Prior to 1993, the State Board of Insurance of Texas and the Texas Employment Commission challenged the ability of a PEO to provide workers' compensation insurance and health benefits and to pay unemployment taxes as an employer of worksite employees. These challenges were ultimately addressed through the passage of specific professional employer licensing legislation in Texas. There can be no assurance that additional challenges will not be faced in Texas or that similar challenges will not be encountered in other jurisdictions in which the Company may choose to do business. See "Industry
Regulation -- State Regulation."



     While many states do not explicitly regulate PEOs, 16 states (including Texas and Florida) have passed laws that have licensing or registration requirements for PEOs and at least four states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. While the Company generally supports licensing regulation because it serves to validate the PEO relationship, there can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations of any particular state in which it is not currently operating but later commences operations.

INCREASES IN HEALTH INSURANCE PREMIUMS, UNEMPLOYMENT TAXES AND WORKERS' COMPENSATION RATES

     Health insurance premiums, state unemployment taxes and workers' compensation rates are in part determined by the Company's claims experience and comprise a significant portion of the Company's direct costs. The Company employs extensive risk management procedures in an attempt to control its claims incidence. However, should the Company experience a large increase in claim activity, its unemployment taxes, health insurance premiums or workers' compensation insurance rates may increase. The Company's ability to incorporate such increases into service fees to clients is constrained by contractual arrangements with clients, which may result in a delay before such increases can be reflected in service fees. As a result, such increases could have a material adverse effect on the Company's financial condition or results of operations.


LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS



     A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its worksite employees, including questions concerning the ultimate liability for violations of employment and discrimination laws. The Administaff Client Service Agreement establishes the contractual division of responsibilities between the Company and its clients for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions, even if it does not participate in such violations. Although the Client Service Agreement provides that the client is to indemnify the Company for any liability attributable to the conduct of the client, the Company may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees. See "Business -- Customers" and "Industry Regulation."



LIABILITY FOR WORKSITE EMPLOYEE PAYROLL



     Under the Administaff Client Service Agreement, the Company becomes a co-employer of worksite employees and assumes the obligations to pay the salaries, wages and related benefit costs and payroll taxes of such worksite employees. As such a co-employer, the Company assumes such obligations as a principal, not merely as an agent of the client company. The Company's obligations include responsibility for (i) payment of the salaries and wages for work performed by worksite employees, regardless of whether the client company makes timely payment to the Company of the associated service fee, and (ii) providing benefits to worksite employees even if the costs incurred by Administaff to provide such benefits exceed the fees paid by the client company. During the period from January 1, 1987 through September 30, 1996, the Company has recorded a total of $419,000 in bad debt expense on approximately $3.4 billion of total revenues. No assurance can be given whether the Company's ultimate liability for worksite employee payroll and benefits costs will have a material adverse effect on its financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Direct Costs."


LOSS OF BENEFIT PLANS

     The maintenance of health and workers' compensation insurance plans that cover worksite employees is a significant part of the Company's business. The current health and workers' compensation contracts are provided by vendors with whom the Company has an established relationship, and on terms that the Company believes to be favorable. While the Company believes that replacement contracts could be secured on competitive terms without causing significant disruption to the Company's business, there can be no assurance in this regard.


GEOGRAPHIC MARKET CONCENTRATION



     While the Company has operations in 10 markets, six of these represent recent expansions. The Company's Houston and Texas (including Houston) markets accounted for approximately 50% and 80%, respectively, of the Company's revenue base as of September 30, 1996. Accordingly, while a primary aspect of the Company's strategy is expansion in its current and future markets outside of Texas, for the foreseeable future a significant portion of the Company's revenues may be subject to economic factors specific to Texas (including Houston). In addition, while the Company believes that its market expansion plans will eventually lessen or eliminate this risk in addition to generating significant revenue growth, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its Houston market. See "Business -- Strategy."


COMPETITION AND NEW MARKET ENTRANTS


     The PEO industry is highly fragmented, with approximately 2,000 companies performing PEO services to some extent. Many of these companies have limited operations and fewer than 1,000 worksite employees, but there are several industry participants which are comparable in size to the Company. The Company also encounters competition from "fee for service" companies such as payroll processing firms, insurance companies and human resource consultants. Moreover, the Company expects that as the PEO industry grows and its regulatory framework becomes better established, well organized competition with greater resources than the Company may enter the PEO market, possibly including large "fee for service" companies currently providing a more limited range of services.



ADEQUACY OF ACCRUED WORKERS' COMPENSATION CLAIMS



     Prior to November 1994, when the Company purchased a guaranteed cost workers' compensation insurance policy, the Company maintained loss-sensitive policies, effectively leaving primary liability for workers' compensation claims with the Company. The Company maintains an accrual for workers' compensation claims for the periods such policies were in place and bases the amount of such accruals on periodic reviews of open claims. While the Company believes all such open claims are covered through an existing insurance contract, the Company cannot predict with certainty whether the ultimate liability associated with these open claims will exceed the limits of the insurance contract. Accordingly, future changes in estimated amounts of the ultimate liability with respect to these claims could have a material adverse effect on the Company's financial condition or results of operations. See Note 1 of Notes to Consolidated Financial Statements.



QUARTERLY FLUCTUATIONS IN EARNINGS AND IMPACT OF EMPLOYMENT RELATED TAXES



     The Company's operating results have historically fluctuated from quarter to quarter. In addition, due to the timing of the assessment of employment related taxes, the Company's gross profit margin typically improves from quarter to quarter within each year with the first quarter generally the least favorable. Employment related taxes are based on the cumulative earnings of individual employees up to specified wage levels. Since the Company's revenues related to an individual employee are earned and collected at a relatively constant rate throughout each year, payment of such unemployment tax obligations has a substantial impact on the Company's financial condition or results of operations during the first six months of each year.



POTENTIAL CLIENT LIABILITY FOR EMPLOYMENT TAXES



     Pursuant to the Company's Client Service Agreement with its clients, the Company assumes sole responsibility and liability for the payment of federal employment taxes imposed under the Code with respect to wages and salaries paid to its worksite employees. There are essentially three types of federal employment tax obligations: (i) income tax withholding requirements; (ii) obligations under the Federal Income Contribution Act ("FICA"); and (iii) obligations under the Federal Unemployment Tax Act ("FUTA"). Under the Code, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. Most states impose similar employment tax obligations on the employer. While the Client Service Agreement provides that the Company has sole legal responsibility for making these tax contributions, the IRS or applicable state taxing authority could conclude that such liability cannot be completely transferred to the Company. Accordingly, in the event the Company fails to meet its tax withholding and payment obligations, the client company may be held jointly and severally liable therefor. While this interpretive issue has not, to the Company's knowledge, discouraged clients from enrolling with the

Company, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.



DEPENDENCE ON KEY PERSONNEL



     The Company's success is dependent upon the continued contributions of its key management personnel, some of whom were founders of the Company. Many of the Company's key personnel would be difficult to replace. The Company's executives are not subject to noncompetition agreements.



EXPENSES ASSOCIATED WITH EXPANSION



     Past and future operating results are impacted by the Company's market expansion activities, including establishing and maintaining sales office facilities, compensating newly hired sales associates and expanding advertising efforts. The Company expects that investments in new markets will continue at levels comparable to or greater than 1995 and 1996 through at least 1998, and that expenses in a new market will not be covered by the gross profit from that market's revenues for approximately two years. While the Company believes that its expansion program will ultimately lead to increased profitability, there can be no assurance whether losses or diminished profitability will be incurred in future periods as a result of the Company's planned expansion.


FAILURE TO MANAGE GROWTH


     The Company has experienced significant growth and expects such growth to continue for the foreseeable future. The Company plans to enter at least one new market or open at least one additional sales office in an existing market in each quarter of 1997 and 1998. As is described under the caption "-- Expenses Associated with Expansion," expenses incurred in connection with the initial expansion into new markets are significant. In addition, because each market entry is affected by circumstances unique to its particular locale, there are uncertainties associated with each new market entry. Accordingly, the Company's expansion plan may place a significant strain on the Company's management, financial, operating and technical resources. Failure to manage this growth effectively could have a material adverse effect on the Company's financial condition or results of operations.


EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS


     The Company's Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging proposals by third parties to acquire a controlling interest in the Company, which could deprive stockholders of the opportunity to consider an offer that would be beneficial to them. These provisions include (i) a classified Board of Directors, (ii) the ability of the Board of Directors to establish a rights plan, establish a sinking fund for the purchase or redemption of shares, fix the number of directors and fill vacancies on the Board of Directors, and (iii) restrictions on the ability of stockholders to call special meetings, act by written consent or amend the foregoing provisions. The existence of such provisions may have a depressive effect on the market price of the Common Stock in certain situations. See "Description of Capital Stock -- Provisions Having Possible Anti-takeover Effect."


CONTROL BY EXISTING STOCKHOLDERS

     After this offering, the Company's officers, directors and principal
stockholders will beneficially own an aggregate of        shares of Common Stock
of the Company, constituting approximately     % of the outstanding shares of
Common Stock (     % if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will be in a position to control actions that require the consent of a majority of the Company's outstanding voting stock, including the election of directors. A person beneficially owning more than one-fifth of the Company's outstanding voting stock will be able to prevent certain actions that require the affirmative vote of at least four-fifths of the Company's outstanding voting stock. See "Principal and Selling Stockholders."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although the Company has applied to have the Common Stock approved for quotation on the NYSE, there can be no assurance that an active trading market will develop for the Common Stock or, if one does develop, that it will be maintained. The public offering price of the Common Stock will be negotiated between the Company and the representatives of the Underwriters. See "Underwriters" for information relating to the factors considered in determining the initial public offering price. The market price of the shares of Common Stock could be highly volatile, fluctuating in response to factors such as variations in the Company's operating results, announcements of new services or market expansions by the Company or its competitors, or developments relating to regulatory or other issues affecting the PEO industry.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of the Common Stock in the public market following this offering could have an adverse effect on prevailing market prices of the Common Stock. All of the shares of the Company's currently outstanding Common Stock are eligible for sale pursuant to the exemption from registration under Rule 144 under the Securities Act, subject to applicable holding period, volume and other limitations. In addition, after giving effect to the use of proceeds described herein, certain holders of Common Stock will have registration rights for an aggregate of up to 2,464,082 shares of Common Stock. However, the officers, directors and certain stockholders of the Company who, upon the completion of this offering, will beneficially own an aggregate of
approximately        shares of Common Stock have agreed with the Underwriters
not to sell any of their shares for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."


DILUTION


     Purchasers of the Common Stock offered hereby will experience immediate and
significant dilution (approximately $          per share assuming an initial
public offering price of $          per share of Common Stock) in the net
tangible book value of their shares. See "Dilution."

                                  THE COMPANY


     The Company was originally organized in 1986 as a Texas corporation. Prior to the consummation of this offering, the Company reorganized into Delaware by completing a merger with a subsidiary of a Delaware corporation established by the Company for this purpose. In conjunction with such merger, each of the Company's stockholders exchanged their shares in the Texas corporation for Common Stock of the Company on the basis of two shares of Common Stock for every three shares of common stock of the Texas corporation. The Company's resulting structure is that of a Delaware holding company whose only asset is the capital stock of its operating subsidiary. All information in this Prospectus gives effect to this reorganization.


     The Company's corporate headquarters are located at 19001 Crescent Springs Drive, Kingwood, Texas 77339-3802, and its telephone number is (713) 358-8986.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered by the Company hereby (assuming an offering price of
$          per share, the midpoint of the price range set forth on the cover of this Prospectus, and after deducting estimated underwriting discounts and
commissions and estimated expenses of $          ) are estimated to be
$          . Of these proceeds, the Company currently expects to allocate approximately $12.0 million to the opening of sales offices in new geographic markets as well as in established markets and believes that this allocation will be sufficient to fund the Company's expansion plans through 1997 and 1998. In addition, the Company intends to utilize approximately $7.7 million of such proceeds as follows: (i) $4.0 million to repay all of its 13% Subordinated Notes (the "Notes") held by the Board of Trustees of the Texas Growth Fund, as Trustee for the Texas Growth Fund-1991 Trust ("TGF"), (ii) approximately $3.0 million to exercise its option to repurchase 348,945 shares of Common Stock from Pyramid Ventures, Inc. ("PVI") and its option to repurchase 173,609 warrants to purchase shares of Common Stock from TGF, and (iii) approximately $0.7 million to retire the current balances of certain secured loans (the "Secured Loans") incurred in connection with the purchase of real estate for the Company's headquarters. The
balance of the proceeds (estimated to be approximately $     million), will be
used for working capital purposes, or for acquisitions of existing PEO operations should favorable acquisition opportunities arise. Pending the application of such funds, the Company intends to invest the net proceeds of this offering in diversified, highly-liquid, investment grade, interest-bearing instruments.



     The Notes, which are to be redeemed pursuant to optional prepayment provisions, mature in May 1999 and accrue interest at an annual rate of 13% payable quarterly. The Secured Loans consist of three separate notes ranging from $73,000 to $462,000 in outstanding principal amount, with payments aggregating from approximately $11,000 to $84,000 annually, and with interest rates ranging from approximately 8.4% to 9.5% as of September 30, 1996. See Note 3 of Notes to Consolidated Financial Statements (unaudited) for the Interim Period Ended September 30, 1996.


                                DIVIDEND POLICY


     The Company has not paid cash dividends on its Common Stock since its formation and does not anticipate declaring or paying dividends on its Common Stock in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the Company's $10 million revolving credit agreement prohibits the payment of dividends or other distributions on the Common Stock, except that, so long as no default exists thereunder and, after giving effect to such dividend or distribution, will exist thereunder, the Company may pay dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996, and the capitalization as of such date as adjusted to give effect to (i) the sale of the 3,000,000 shares of Common Stock offered by the
Company hereby (assuming an offering price of $       per share) and (ii) the
application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.



                                                                          AS OF SEPTEMBER 30,
                                                                                 1996
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Total debt(1).........................................................   $  4,648     $
Stockholders' equity:
  Preferred stock, par value $0.01 per share
  Shares authorized -- 20,000,000
     Shares issued and outstanding -- none............................         --
     Common stock, par value $0.01 per share
     Shares authorized -- 60,000,000
     Shares issued and outstanding -- 10,726,274 and 13,377,329,
      respectively(2).................................................        107
  Additional paid-in capital..........................................      5,706
  Retained earnings...................................................      5,930
  Less treasury stock, at cost (          and           shares of
     common stock, respectively)......................................         --
                                                                         --------     --------
     Total stockholders' equity.......................................     11,743
                                                                         --------     --------
Total capitalization..................................................   $ 16,391     $
                                                                         ========     ========


---------------


(1) Includes current maturities of $74,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 3 of Notes to Consolidated Financial Statements for information regarding the Company's long term debt.



(2) The number of shares to be outstanding after the offering gives effect to the repurchase of Common Stock and Common Stock warrants as described under "Use of Proceeds," and excludes the 995,196 shares of Common Stock issuable upon the exercise of options and warrants which will remain outstanding after consummation of the offering.

                                    DILUTION


     The net tangible book value of the Company's Common Stock as of September 30, 1996 was $10.7 million, or $1.00 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of shares of Common Stock offered by the Company hereby at an
assumed initial public offering price of $          per share and receipt of the
estimated net proceeds therefrom, the net tangible book value of the Company as
of September 30, 1996 would have been $          , or $          per share,
representing an immediate increase in net tangible book value of $          per
share to existing stockholders and an immediate dilution of $          per share
to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the resulting per share dilution with respect to the shares of Common Stock offered hereby:



    Assumed initial public offering price per share...................               $
      Net tangible book value per share before offering...............   $1.00
      Increase per share attributable to new investors................
    Net tangible book value per share after offering..................
    Dilution per share to new investors...............................



     The following table summarizes the differences, on a pro forma basis as of September 30, 1996, between the existing stockholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid (based upon an assumed
initial public offering price of $          per share for new investors):



                                           SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                         ---------------------    ---------------------    PRICE PER
                                           NUMBER      PERCENT      AMOUNT      PERCENT      SHARE
                                         ----------    -------    ----------    -------    ----------
    Existing stockholders.............   10,377,329       78%     $                  %     $
    New investors.....................    3,000,000       22%                        %
                                         ----------     ----      ----------     ----      ----------
              Total...................   13,377,329      100%                     100%
                                         ==========     ====      ==========     ====      ==========


     The tables assume no exercise of any outstanding options or warrants to purchase Common Stock. To the extent such options or warrants are exercised, there will be further dilution to new investors.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from audited consolidated financial statements not included herein. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1996 are unaudited. The unaudited results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the full year. (See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995.")



                                                                                                            NINE MONTHS
                                                                                                               ENDED
                                                            YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                            --------------------------------------------------------    --------------------
                                              1991        1992        1993        1994        1995        1995        1996
                                            --------    --------    --------    --------    --------    --------    --------
                                                                                                            (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT FOR PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(1)..............................   $300,051    $409,046    $496,058    $564,459    $716,210    $505,619    $635,252
Direct costs(1):
  Salaries and wages of worksite
    employees............................    241,471     328,223     397,662     453,750     582,893     408,379     517,820
  Benefits and payroll taxes.............     49,542      67,272      78,614      85,513     104,444      76,964      91,307
                                            --------    --------    --------    --------    --------    --------    --------
Gross profit.............................      9,038      13,551      19,782      25,196      28,873      20,276      26,125
Operating expenses:
  Salaries, wages and payroll taxes......      3,090       5,077       6,136       8,094      10,951       8,055      10,475
  General and administrative expenses....      3,008       4,788       5,571       5,648       7,597       5,497       5,937
  Commissions............................      1,787       2,569       2,975       3,231       3,942       2,908       2,939
  Advertising............................        849         888       1,612       1,797       3,268       2,125       2,488
  Depreciation and amortization..........        260         282         361         567         894         627       1,063
                                            --------    --------    --------    --------    --------    --------    --------
  Total operating expenses...............      8,994      13,604      16,655      19,337      26,652      19,212      22,902
                                            --------    --------    --------    --------    --------    --------    --------
Operating income (loss)(2)...............         44         (53)      3,127       5,859       2,221       1,064       3,223
Net income(2)............................   $     70    $     33    $  1,949    $  3,766    $  1,116    $    617    $  1,054(3)
                                            ========    ========    ========    ========    ========    ========    ========
Net income per share(4)..................   $   0.01    $   0.00    $   0.22    $   0.38    $   0.10    $   0.06    $   0.10(3)
Weighted average shares outstanding(4)...      6,429       8,581       8,838      10,337      10,807      10,757      10,862
Supplemental net income per share(5).....                                                   $   0.16                $   0.14
STATISTICAL DATA:
Worksite employees at period end(6)......     11,380      13,490      15,165      15,780      20,502      20,124      22,993
Client companies at period end...........        501         598         687         809       1,130       1,085       1,441
Gross payroll per employee per
  month(7)...............................   $  1,823    $  1,919    $  2,117    $  2,268    $  2,331    $  2,297    $  2,522



                                                          YEAR ENDED DECEMBER 31,                       SEPTEMBER 30, 1996
                                          --------------------------------------------------------    ----------------------
                                            1991        1992        1993        1994        1995       ACTUAL    ADJUSTED(8)
                                          --------    --------    --------    --------    --------    --------   -----------
                                                                            (IN THOUSANDS)                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET:
Working capital........................   $ (4,049)   $ (2,431)   $ (2,340)   $  8,797    $  4,737    $  3,290    $
Total assets...........................     18,096      19,929      19,401      41,081      39,474      45,134
Total debt.............................      5,077       1,502       1,196       5,007       4,679       4,648
Total stockholders' equity (deficit)...     (1,834)     (1,371)        569       8,056      10,689      11,743


---------------


(1) Revenues consist of service fees paid by the Company's clients under its Client Service Agreements. In consideration for payment of such service fees, the Company agrees to pay the following direct costs associated with the worksite employees: (i) salaries and wages, (ii) employment related taxes, (iii) employee benefit plans and (iv) workers' compensation insurance.

(2) Operating income (loss) and net income include the effects of expenses associated with the Company's expansion plan which began in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) For the nine months ended September 30, 1996, net income and net income per share were $1,791,000 and $0.16, respectively, excluding the impact of a non-recurring charge relating to certain issues involving the failure of the Company's 401(k) Plan to comply with certain nondiscrimination tests required by the Code, which impact has been adjusted for income taxes and is net of amounts recoverable from the 401(k) Plan record keeper. See "Risk Factors -- Costs of 401(k) Plan Compliance," "Industry
    Regulation -- Employee Benefit Plans" and Note 4 of Notes to Consolidated Financial Statements (unaudited) for the Interim Period Ended September 30, 1996.



(4) Computed as described in Note 1 of Notes to Consolidated Financial
    Statements.



(5) Computed as described in Note 11 of Notes to Consolidated Financial Statements.



(6) Reflects the number of employees paid during the last month of the period shown.



(7) Excludes bonus payroll of worksite employees, which is not subject to the Company's normal service fee.



(8) Adjusted to reflect the sale of 3,000,000 shares of Common Stock by the Company pursuant to the offering made hereby (assuming an offering price of
    $          per share) and the application of the net proceeds therefrom as described in "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period.

OVERVIEW


     Administaff provides a comprehensive personnel management system encompassing a broad range of services, including personnel management, benefits and payroll administration, medical and workers' compensation insurance programs, tax filings, personnel records management, liability management and related human resource services. Prior to October 1993, the Company's operations were primarily the result of sales and marketing activity in the Houston market. In October 1993 the Company opened a sales office in Dallas as the first step in implementing a long-term internal growth and expansion strategy. Subsequent to obtaining expansion capital in May 1994, sales offices were opened in Atlanta and Phoenix in accordance with Administaff's market expansion plan. In the first half of 1995, the Company established a presence in Chicago both by entering into a referral agreement with an unaffiliated PEO organization and by opening a sales office. The Company completed the scheduled opening of its Baltimore/Washington, D.C. office in October 1995, opened a second office in Dallas in January 1996, and a new office in Denver in September 1996. The costs associated with this expansion into new markets (which for the purposes hereof refers to Dallas and subsequently opened markets) have been significant and have affected the results of operations for 1994, 1995 and the first nine months of 1996.


REVENUES


     Administaff's clients enter into a Client Service Agreement which establishes a three-party relationship among the Company, the client and the worksite employees. The agreement provides for an initial one year term, subject to cancellation on 30 days' notice by either the Company or the client, and sets forth the service fee payable to the Company. Such service fee, which constitutes the Company's revenues, is based on the gross payroll of each employee plus the estimated costs of employment related taxes, providing human resource services, performing administrative functions, providing insurance coverages and benefit plans and performing other services offered by the Company. This structure yields a comprehensive service fee percentage to be applied to each employee's gross pay. These fees are invoiced along with each periodic payroll. Pursuant to the Client Service Agreement, the Company has the obligation to provide the benefits and services enumerated in that agreement as well as to pay the direct costs associated with such services, regardless of whether the client company makes timely payment to the Company of the associated service fee. The most significant direct costs associated with each Client Service Agreement are the salaries and wages of worksite employees which generally are disbursed promptly after the applicable client service fee is received. For a description of additional direct costs, see "-- Direct Costs" below.



     The Company's revenues are dependent on the number of clients enrolled, the resulting number of employees paid each period, the gross payroll of such employees and the number of employees enrolled in benefit plans. The Company's expansion program is designed to broaden the scope of the Company's sales and marketing efforts into new, strategically selected markets, where the Company's objective is to duplicate the sales and marketing success experienced in the Houston market to date. The Company has expanded its sales force from 22 at December 31, 1993 to 80 at September 30, 1996. In addition to the Denver office opened in September 1996, the Company expects to open at least one new market or one additional sales office in existing markets in each quarter during 1997 and 1998. The Company further expects that each new sales office will have a staff of six to ten sales associates.


DIRECT COSTS


     The Company's primary direct costs are (i) the salaries and wages of worksite employees (payroll cost), (ii) employment related taxes, (iii) employee benefit plans and (iv) workers' compensation insurance.

Salaries and wages of worksite employees are affected by the inflationary effects on wage levels and by differences in the local economies of the Company's markets. Changes in payroll costs have a proportionate impact on the Company's revenues.


     Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State unemployment rates are subject to claims histories and vary from state to state.


     Employee benefit costs are comprised primarily of medical insurance costs but also include costs of other employee benefits such as prescription card, vision care, disability insurance and an employee assistance plan.


     Workers' compensation costs include premiums, administrative costs and claims related expenses under the Company's workers' compensation program. Currently, the Company is insured under a guaranteed cost plan whereby monthly premiums are paid for coverage of all accident claims occurring during the policy period. Prior to November 1994, the Company had been insured under two other types of workers' compensation policies: a retrospective rating plan, whereby monthly premiums were paid to the insurance carrier based on estimated actual losses plus an administrative fee and a high deductible paid loss plan, whereby monthly premiums were paid based on a $500,000 deductible per occurrence. Costs related to these prior plans include estimates of ultimate claims amounts that are recorded as accrued workers' compensation claims. Changes in these estimates are reflected as a component of direct costs in the period of the change.

     The Company's gross profit margin is determined in part by its ability to accurately estimate and control direct costs and its ability to incorporate such costs into the service fees charged to clients. The Company attempts to reflect changes in the primary direct costs through adjustments in service fees charged to clients, subject to contractual arrangements.

OPERATING EXPENSES


     The Company's primary operating expenses are salaries, wages and payroll taxes of both corporate employees and sales associates, general and administrative expenses and sales and marketing expenses. Prior to October 1993, all of the Company's operating expenses were incurred through its corporate offices in Houston. As a result of the Company's market expansion program, however, operating expenses have increased significantly. The increases include expenses associated with establishing and maintaining each new sales office facility, the increased compensation related expenses of newly hired sales associates and expansion of the Company's advertising efforts. In addition, the anticipated growth as a result of the sales expansion is also reflected in increased corporate operating expenses to provide expansion of the Company's service capacity. The Company expects that the investment in new markets will continue at a level comparable to or greater than 1995 and 1996 through at least 1998.



INCOME TAXES



     The Company's provision for income taxes typically differs from the U.S. statutory rate of 34% due primarily to state income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant items resulting in deferred income taxes include accrued workers' compensation claims, depreciation and amortization, state income taxes, client list acquisition costs, allowance for uncollectible accounts receivable, net operating loss carryforwards and other accrued liabilities. Changes in these items are reflected in the Company's financial statements though the Company's deferred income tax provision.


QUARTERLY OPERATING RESULTS


     The Company's revenues have generally increased on a quarter-to-quarter basis. Revenues in the fourth quarter of each year include the effects of bonus payrolls of worksite employees, which are substantially higher in December of each year. Gross profit margin typically improves from quarter to quarter within a year, with the first quarter generally the least favorable. Employment related taxes are based on the cumulative earnings of individual employees up to a specified wage level. Therefore, these expenses tend to decline over the course of the year. Since the Company's revenues related to an individual employee are earned and collected at a relatively constant rate throughout each year, payment of such unemployment tax obligations has a substantial impact on the Company's working capital and results of operations during the first six months of each year. Other factors affecting the primary components of direct cost have enhanced or mitigated this tendency. Examples of these factors include the effects of trends in medical and workers' compensation claims, adjustments to benefit premiums and changes in the types of benefit plans and workers' compensation programs. In addition, beginning in October 1993, operating income and net income have been affected by expenses incurred to open new markets and to increase sales and service capacity and, in the third quarter of 1996, net income was affected by a non-recurring charge relating to certain issues involving the failure of the Company's 401(k) Plan to comply with certain nondiscrimination tests required by the Code. See "Risk Factors -- Costs of 401(k) Plan Compliance," "Industry Regulation -- Employee Benefit Plans" and Note 4 of Notes to Consolidated Financial Statements (unaudited) for the interim period ended September 30, 1996.



     The following table presents certain unaudited results of operations data for the interim quarterly periods from 1994 through the third quarter of 1996. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in accordance with generally accepted accounting principles, have been made. The results of operations for any interim period are not necessarily indicative of the operating results for a full year or any future period.



                                                               QUARTER ENDED
           ----------------------------------------------------------------------------------------------------------------------
                             1994                                        1995                                   1996
           -----------------------------------------   -----------------------------------------   ------------------------------
           MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31    JUNE 30    SEPT. 30
           --------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                      (OPERATING RESULTS IN THOUSANDS)
Revenues... $128,875  $135,660   $141,929   $157,995   $158,223   $167,064   $180,332   $210,591   $194,336   $209,726   $231,190
Gross
 profit...    2,934      7,511      7,602      7,149      4,761      6,704      8,811      8,597      6,189      8,651     11,285
Gross
 profit
 margin...     2.3%       5.5%       5.4%       4.5%       3.0%       4.0%       4.9%       4.1%       3.2%       4.1%       4.9%
Operating
 income
 (loss)...   (1,094)     3,070      2,744      1,139     (1,675)        67      2,672      1,157     (1,302)     1,049      3,476
Net income
 (loss)...     (631)     1,887      1,738        772     (1,149)        47      1,718        500       (909)       552      1,411


RESULTS OF OPERATIONS


    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995.



     The following table presents certain information related to the Company's results of operations for the interim periods ended September 30, 1996 and 1995.



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                               ----------------------
                                                                 1995          1996       CHANGE
                                                               ---------     --------     ------
                                                               (OPERATING RESULTS IN THOUSANDS)
OPERATING RESULTS:
  Revenues..................................................   $ 505,619     $635,252       25.6%
  Gross profit..............................................      20,276       26,125       28.9%
  Gross profit margin.......................................         4.0%         4.1%
  Operating income..........................................       1,064        3,223      202.9%
STATISTICAL DATA:
  Monthly revenue per worksite employee.....................   $   2,867     $  3,117        8.7%
  Monthly payroll cost per worksite employee................       2,297        2,522        9.8%
  Monthly gross markup per worksite employee................         569          596        4.7%
  Average number of worksite employees paid per month during
     period.................................................      18,849       21,721       15.2%

  Revenues


     The Company's revenues increased 25.6% over the comparable nine month period in 1995 due to an increased number of worksite employees paid during the period and an increase in the revenue per employee. The Company's continued expansion of its sales force through new market and sales office openings is the primary factor contributing to the increased number of worksite employees. The Company's new markets contributed $150.7 million of the Company's total revenues for the first nine months of 1996 versus $72.3 million for the same period in 1995. In addition, the 1995 period includes approximately 1,400 new employees enrolled through a referral agreement with an unaffiliated PEO in Chicago. The Company added to its sales force in the Dallas market in January 1996 and the Denver market in September 1996 and expects continued growth in the number of worksite employees throughout the remainder of 1996 due to the continued effect of sales in existing markets and expansion into new markets.



     The increase in revenue per employee of 8.7% directly relates to increases in payroll cost per employee of 9.8%. This increase reflects the continuing effects of the net addition, through the Company's sales efforts, of worksite employees with higher average base pay than the existing client base.


  Gross Profit Margin


     The Company's gross profit margin increased from 4.0% for the first nine months of 1995 to 4.1% for the first nine months of 1996. The primary factors contributing to the increased gross profit margin were a decrease in unemployment taxes relative to payroll cost and a slight decrease in the cost of providing employee benefits as a percent of revenue. These factors were partially offset by a decrease in the gross markup per person as a percent of revenue.



     Employment related taxes as a percent of payroll cost declined from 8.5% in the first nine months of 1995 to 7.6% for the same period in 1996. This reduction was primarily due to reduced unemployment tax expense in the State of Texas. The Company's unemployment tax rate in the State of Texas was substantially lower in 1996 than 1995 due to the effects of a reorganization of the Company's operating subsidiaries completed on January 1, 1996.



     The cost of providing employee benefits was slightly lower in 1996 versus the same period in 1995 primarily due to decreased workers' compensation costs. Workers' compensation costs decreased from 2.5% of payroll cost during the first nine months of 1995 to 2.0% of payroll cost in the same period in 1996. This reduction was due to the overall rate on the Company's current fixed premium policy being lower than the previous policy. The current policy is in effect through October 31, 1996. The Company expects to renew the workers' compensation policy at rates comparable to the current policy. These reductions reflect a reduced risk sensitivity of the current composition of the Company's client base. In addition, the 1995 period included adjustments to accrued workers' compensation claims relating to high deductible policies in place prior to November 1994, which adjustments were not present in the 1996 period. Medical plan premiums increased only slightly as a percent of revenues from 6.0% in the first nine months of 1995 to 6.1% in the 1996 period.



     The markup per employee, while increasing 4.7%, decreased as a percent of revenue from 19.8% in the 1995 period to 19.1% in the 1996 period. This reduction was primarily due to the continued addition of higher wage, less risk sensitive employees on which the Company charges lower overall rates as a percentage of gross payroll.


  Operating Expenses


     Operating expenses decreased slightly as a percent of revenue from 3.8% in the first nine months of 1995 to 3.6% for the comparable period in 1996. Total operating expenses increased 19.2% while revenues and gross profit increased 25.6% and 28.9%, respectively. The overall increase in operating expenses can be attributed to the following factors: (1) increased compensation related costs (salaries, wages and payroll taxes and commissions) which increased in proportion to revenues; (2) increased advertising expenses; and (3) increased depreciation and amortization expense. General and administrative expenses were slightly higher than the 1995 period. The factors noted above include the effects of continued significant operating expenses in new markets. These costs totaled $4.5 million for the nine months ended September 30, 1996 versus $2.8 million for the comparable period in 1995. Excluding the impact of expenses incurred in the new markets, operating expenses as a whole increased only $1.9 million, or 10.0% as compared to the same 1995 period.



     Total compensation costs, which include salaries, wages, payroll taxes and commissions, increased 22.4% compared to the same period in 1995. Salaries and wages increased at a higher rate while commissions were relatively unchanged due to a restructuring of the Company's sales compensation plan to a more salary based system. Overall, corporate staff, including sales personnel, increased 13.9% versus the same period in 1995. This increase is primarily due to increased sales personnel and continued increases in corporate service capacity during the second half of 1995. Since December 31, 1995, the corporate staff level has remained relatively constant and is expected to increase only slightly through the end of 1996.



     Advertising expenses increased by 17.1% primarily due to planned increases relative to overall growth and expansion into new markets.



     Depreciation and amortization expense increased 69.5% over the same 1995 period. The Company placed into service a new corporate facility in February 1996 which has resulted in higher depreciation and amortization expense for the nine month period as compared to 1995. In addition, capital expenditures incurred during the previous 12 months related to the opening of new sales offices as part of the Company's market expansion process and increases in corporate service capacity contributed to the increase.



     General and administrative expenses as a percent of revenue declined slightly versus the comparable 1995 period from 1.1% to 0.9%. This trend is due to the Company's focused efforts to contain costs in its selling, service and administrative functions.


  Net Income


     Interest expense increased $233,000 due to financing charges related to the payment plan for the Company's annual workers' compensation insurance policy and short-term borrowings on the Company's revolving line of credit. Interest income decreased $38,000 versus the first nine months of 1995 due to lower level of funds available to invest during the period.



     Other income (expense), net includes a non-recurring charge relating to certain issues involving the failure of the Company's 401(k) Plan to comply with certain nondiscrimination tests required by the Code, which charge is net of amounts recoverable from the 401(K) record keeper. See "Risk Factors -- Costs of 401(k) Plan Compliance," "Industry Regulation -- Employee Benefit Plans" and
Note 4 of Notes to Consolidated Financial Statements (unaudited) for the interim period ended September 30, 1996.



     The Company's provision for income taxes, which includes the effects of the non-recurring charge for 401(k) Plan issues, differs from the U.S. statutory rate of 34% due primarily to certain portions of the non-recurring charge being non-deductible for income tax purposes. In addition, the Company's provision for income taxes differs from the U.S. statutory rate due to state income taxes.



     Net income for the first nine months was $1.1 million. Excluding the non-recurring charge and the related income tax effects of such charge, net income would have been $1.8 million versus $0.6 million for the same period in 1995. The increased net income, excluding the non-recurring charge, as compared with the 1995 period is attributable to the increased gross profit resulting from the Company's overall revenue growth combined with slower growth in overall operating expenses as discussed above.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994



     The following table represents certain information related to the Company's results of operations for the years ended December 31, 1994 and 1995.



                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                              1994           1995        CHANGE
                                                            --------       --------      ------
                                                             (OPERATING RESULTS IN THOUSANDS)
OPERATING RESULTS:
  Revenues...............................................   $564,459       $716,210       26.9%
  Gross profit...........................................     25,196         28,873       14.6%
  Gross profit margin....................................        4.5%           4.0%
  Operating income.......................................      5,859          2,221      (62.1)%

STATISTICAL DATA:
  Monthly revenue per worksite employee..................   $  2,860       $  2,904        1.5%
  Monthly payroll cost per worksite employee.............      2,268          2,331        2.8%
  Monthly gross markup per worksite employee.............        592            573       (3.2)%
  Average number of worksite employees paid per month....     15,500         19,255       24.2%



  Revenues



     The Company's revenues increased 26.9% over 1994 due primarily to an increased number of worksite employees paid during the period. The Company continued to expand its sales force in late 1994 and throughout 1995 by opening sales offices in Atlanta (October 1994), Phoenix (January 1995), Chicago (April
1995) and Washington, D.C. (October 1995). These sales offices, along with the continued maturation of the Dallas sales office (opened in the fourth quarter of 1993) were the primary factors contributing to the increased number of worksite employees. The Company's new markets contributed $109.8 million of the Company's 1995 total revenues. In addition, in January 1995, the Company enrolled, through a referral agreement with an unaffiliated professional employer organization in Chicago, approximately 1,400 worksite employees which also contributed to the increase over 1994. Revenue per employee increased only slightly versus 1994.



  Gross Profit Margin



     Gross profit margin decreased from 4.5% in 1994 to 4.0% in 1995. The factors that caused this decline were a decline in the gross markup per worksite employee (the net of revenue per worksite employee and payroll cost per worksite employee) partially offset by a reduction, as a percent of revenue, in the costs of providing employee benefits.



     The monthly revenue per worksite employee increased slightly during 1995 compared to 1994. The monthly payroll cost per worksite employee increased at a greater rate than the increased revenue per worksite employee in the same period resulting in a 3.2% reduction in the gross markup per worksite employee. This reduction reflects the effects of a shift in the relative mix of worksite employees paid by the Company to higher wage, less risk sensitive employees on which the Company charges lower overall rates as a percentage of gross payroll.



     The reduction in employee benefits costs relative to revenues was primarily due to a reduction in workers' compensation costs partially offset by increased medical plan premiums. Workers' compensation costs declined primarily due to the Company's conversion to a guaranteed cost policy in the fourth quarter of 1994 from the previous high deductible policy. The high deductible policy resulted in increases to accrued workers' compensation claims which were significantly higher during 1994 than during 1995. In addition, during the third quarter of 1995, the Company settled the remaining outstanding claims under certain retrospective rating policies in effect in prior years resulting in a $1 million reduction in overall workers' compensation costs during 1995. Medical plan premiums increased compared to 1994 as favorable medical claims experience during 1993 and early 1994 resulted in reduced health insurance premiums during much of 1994.

     Employment related taxes relative to payroll costs increased slightly due to state unemployment tax rate increases.



  Operating Expenses



     The Company's operating income decreased from $5.9 million in 1994 to $2.2 million in 1995. In addition to the decline in gross profit margin discussed above, operating expenses increased from 3.4% of revenue in 1994 to 3.7% of revenue in 1995. The increase in operating expenses relative to revenues can be attributed primarily to increased salaries, wages and payroll taxes and the selling, advertising and other general and administrative expenses incurred in connection with the Company's market expansion plan.



     The operating expenses associated with the Company's market expansion plan consist of those incurred in the new markets and those necessary for expansion of sales and service capacity to meet expected growth. Expenses incurred in new markets generally commence 90 days prior to the opening of a new sales office. The Company generally expects the expenses in a new market to be covered by the gross profit from that market's revenues within approximately two years. The expenses in each new market are comprised of salaries, payroll taxes, benefits, recruiting and training costs of newly hired sales associates, advertising and public relations costs and general office expenses. These expenses for 1995 totaled approximately $4.3 million versus $987,000 in 1994.



     Costs associated with the expansion of sales and service capacity primarily relate to the addition of corporate employees and other general and administrative expenses. Excluding expenses directly incurred in new markets, salaries, wages and payroll taxes increased $2.1 million during 1995 over those incurred in 1994. The Company's average staff increased from 221 for 1994 to 320 for 1995. These increases reflected both an increase in the size of the Company's sales force, from 22 at January 1, 1994 to 84 at December 31, 1995, and an increase in the corporate infrastructure to manage the overall growth of the Company.



     Advertising expenses in the Company's expansion markets were $1.8 million in 1995 versus $516,000 during 1994. The Company's total advertising expenses increased by $1.5 million, or 82%, over 1994.



     The higher level of revenues during 1995 also contributed to an increase of approximately $711,000 for sales commissions. Such increase did not represent a significant change from costs incurred during 1994 when considered as a percent of payroll costs of worksite employees.



     Depreciation and amortization expense increased $327,000 in 1995 as compared to 1994 due to capital expenditures incurred in connection with the establishment of a disaster recovery computer and operations center and the opening of new sales offices as part of the Company's market expansion plan.



  Net Income



     Interest expense increased $289,000 over 1994 due to a full year of interest on the $4,000,000 subordinated debt borrowings compared to only seven months in 1994. Interest income increased $219,000 over 1994 due to higher level of funds available for investment during the period.



     The Company's provision for income taxes differs from the U.S. statutory rate of 34% primarily due to state income taxes.



     Net income for 1995 was $1.1 million versus $3.8 million in 1994. The decline in net income is attributable primarily to a decline in the overall gross profit margin combined with increases in operating expenses associated with the Company's market expansion plan as discussed above.

     YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The following table represents certain information related to the Company's results of operations for the years ended December 31, 1993 and 1994.


                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1993           1994      CHANGE
                                                              --------       --------    ------
                                                              (OPERATING RESULTS IN THOUSANDS)
OPERATING RESULTS:
  Revenues.................................................   $496,058       $564,459    13.8%
  Gross profit.............................................     19,782         25,196    27.4%
  Gross profit margin......................................        4.0%           4.5%
  Operating income.........................................      3,127          5,859    87.4%
STATISTICAL DATA:
  Monthly revenue per worksite employee....................   $  2,676       $  2,860     6.9%
  Monthly payroll cost per worksite employee...............      2,117          2,268     7.1%
  Monthly gross markup per worksite employee...............        559            592     5.9%
  Average number of worksite employees paid per month......     14,590         15,500     6.2%


  Revenues


     The Company's revenues increased 13.8% over 1993 due to a 6.2% increase in the number of worksite employees paid during the year combined with a 6.9% increase in the revenue per employee. The increased number of worksite employees paid primarily resulted from the ongoing sales effort in existing markets. The increase in revenue per worksite employee is directly related to the increase in payroll cost per worksite employee discussed below.


  Gross Profit Margin

     Gross profit margin increased from 4.0% in 1993 to 4.5% in 1994. The key factor that caused this increase was an overall reduction, as a percent of revenue, in the costs of providing employee benefits, partially offset by a slight increase in employment related taxes.

     The reduction in employee benefits costs relative to revenues was primarily due to a reduction in health insurance premiums, which were lowered from 1993 levels as a result of the Company's favorable medical claims experience during 1993 and early 1994. However, workers' compensation costs increased in 1994 versus 1993 partially offsetting the effect of reduced health insurance costs. Prior to November 1994 the Company was insured under a high deductible workers' compensation policy. This type of policy resulted in the Company recording significant additions to its accrued workers' compensation claims during 1994 resulting from revised ultimate loss estimates that relate to accidents covered under this policy. In order to achieve more predictable costs for its workers' compensation program, the Company purchased a guaranteed cost policy in the fourth quarter of 1994. This policy provides "first dollar" coverage on all claims arising under the policy with a fixed monthly premium for one year.


     The monthly revenue per worksite employee increased 6.9% over 1993, an increase proportionate with the 7.1% increase in monthly payroll cost per worksite employee. These factors combined for a 5.9% increase in gross markup per employee, which reflect the Company's continuing efforts to attract higher wage earners through its strategic target customer selection criteria. Increases in wage levels throughout the Company's worksite employee population are also reflected in the increases in monthly revenue and payroll cost per worksite employee. These increases contributed to the overall 27.4% increase in gross profit versus 1993.


  Operating Expenses

     The Company's operating income increased 87.4% from $3.1 million in 1993 to $5.9 million in 1994. This increase resulted primarily from the increase in gross profit discussed above. Operating expenses remained essentially unchanged as a percentage of revenues.

     The operating expenses directly associated with the Company's market expansion plan were $987,000 in 1994 versus $249,000 in 1993. Excluding expenses directly incurred in the new markets, salaries, wages and payroll taxes of corporate employees increased $1.7 million compared to 1993. The Company's average corporate staff increased from 170 in 1993 to 221 in 1994 and the Company had 192 corporate employees at December 31, 1993 versus 271 at December 31, 1994. These increases reflected both an increase in the size of the Company's sales force from 22 at December 31, 1993 to 51 at December 31, 1994 and an increase in the corporate infrastructure required to process current and future expansion. Included in this increase was the Company's formation of an internal Information Technology department in July 1993 to assume responsibilities previously outsourced by the Company.

     Higher revenues contributed to an increase of $256,000 in sales commissions which are based on the gross payroll of worksite employees. These costs did not change significantly from 1993 as a percent of payroll costs of worksite employees. Advertising expenses increased by $185,000, or 11%, a movement consistent with increasing revenues. The second half of 1994 reflected a further acceleration in advertising expenditures which the Company expects to continue into 1995 as part of its market expansion plan.

     Depreciation and amortization expense increased $206,000 over 1993 due to capital expenditures incurred during the year related to the establishment of a disaster recovery computer and operations center in Las Colinas (a suburb of Dallas, Texas). Capital expenditures related to the opening of new sales offices as part of the Company's market expansion plan also contributed to the increase.

  Net Income

     Interest expense increased $307,000 in 1994 due to the $4.0 million subordinated debt incurred in May 1994. Interest income increased $129,000 over 1993 due to higher levels of funds available for investment following the capital investment and subordinated debt proceeds received in May 1994.

     The Company's provision for income taxes differs from the U.S. statutory rate of 34% due to state income taxes.

     All of the factors noted above, particularly the revenue growth and resulting effect on gross profit, partially offset by the impact of the initial stages of the Company's market expansion program, resulted in net income increasing from $1.9 million in 1993 to $3.8 million in 1994.


LIQUIDITY AND CAPITAL RESOURCES



     The Company periodically evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, expansion plans, accrued workers' compensation insurance claims liabilities, debt service requirements and other operating cash needs. As a result of this process, the Company has, in the past, and may, in the future, seek to raise additional capital or take other steps to increase or manage its liquidity and capital resources. The Company currently believes that its cash on hand, cash flows from operations and available borrowing capacity under the Credit Agreement will be adequate to meet its liquidity requirements through 1997.



     The Company has $9.6 million in cash and cash equivalents at September 30, 1996 which is available to the Company for general corporate purposes, including, but not limited to, current working capital requirements, expenditures related to the continued expansion of the Company's sales force through the opening of new sales offices, capital expenditures and repayments of existing indebtedness. The Company has no significant long-term debt repayment requirements during 1996.



     At September 30, 1996 the Company had positive working capital of $3.3 million which is a slight decline from $4.7 million at December 31, 1995. This decline is due primarily to capital expenditures incurred during the period offset partially by the net income for the period.

  Cash Flows From Operating Activities



     The Company's cash flows from operating activities increased substantially from the comparable period in 1995. This increase resulted from federal and state income tax payments relating to 1994 totaling $2.0 million paid in the 1995 period versus federal income tax refunds received totaling $3.5 million during same period in 1996; higher payments in the 1995 period for previously accrued workers' compensation claims; and the timing of accounts receivable collection at the end of the respective periods.



  Cash Flows From Investing Activities



     Capital expenditures during the 1996 period totaled $3.4 million and were incurred primarily in the first quarter to complete, furnish and equip a Company-owned facility to accommodate continued growth in corporate employees. This facility was opened in February 1996.



     Net dispositions of marketable securities of $4.0 million in the 1995 period resulted primarily from marketable securities with a carrying value of $3.8 million reaching maturity and being converted to cash equivalents.



     In January 1995, the Company acquired a client base in its Chicago market through a referral agreement calling for a referral fee which totaled $420,000 payable to the referring organization based on the number of worksite employees enrolled by Administaff. The remainder of the increase in intangible assets in both years relates to costs incurred for the rewrite of the Company's computerized payroll software system in both periods.



  Cash Flows From Financing Activities



     Cash flows from financing activities in both periods include loans to employees related to the federal income tax impact of the exercise of stock options and, in the 1995 period, from the proceeds received from the exercise of such options. In the 1996 period, the Company borrowed, on two occasions, amounts against its $10 million revolving credit agreement totaling $2.5 million. Both borrowings were repaid during the third quarter of 1996.



  Credit Agreement



     In October 1995 the Company's wholly-owned subsidiary, Administaff of Texas, Inc. ("Administaff of Texas"), entered into a $10 million revolving credit agreement (the "Credit Agreement") with a bank. Such Credit Agreement includes an agreement to issue standby letters of credit (in an amount not to exceed a sublimit of $5,000,000). The Company is a guarantor under the Credit Agreement. The Credit Agreement includes, among other covenants, a limitation on the declaration and payment of dividends, a change of control provision and other covenants customary in lending transactions of this type. At September 30, 1996 no borrowings were outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at rates based on the bank's Corporate Base Rate of LIBOR plus an applicable margin at the time of the borrowing.



  Expansion Plan



     The Company currently intends to allocate approximately $12 million of the
estimated $     million it will receive in net proceeds from this offering to its expansion plan. The Company's expansion plan currently calls for opening a sales office in each quarter of 1997 and 1998. While costs associated with opening additional sales offices vary from market to market due to a number of factors, including costs of advertising, the Company believes, based on historical experience, that its expansion plan will require investments of approximately $6 million in each of 1997 and 1998. The Company believes that the portion of the offering proceeds allocated to expansion will be sufficient to fund this expansion plan for the next two years. The balance of the proceeds of the offering will be used for general corporate purposes and for acquisitions of existing PEO operations should favorable acquisition opportunities arise. Pending the application of the proceeds, the Company will invest such funds in diversified, highly-liquid, investment grade, interest bearing instruments. The Company anticipates that such investments will generally consist of U.S. government obligations, certificates of deposit issued by large commercial banks, investment grade commercial paper, Eurodollar time deposits and investment grade municipal bonds. See "Use of Proceeds."



OTHER MATTERS



     The Company's net deferred income tax assets and liabilities have fluctuated significantly from December 31, 1994 to September 30, 1996. At December 31, 1994, the Company had net deferred tax assets of $2.2 million, relating primarily to accrued workers' compensation claims for which tax deductions were not available until the claims were paid. During 1995, a significant portion of these claims were paid resulting in substantial deductions for income tax purposes. Therefore, as of December 31, 1995, net deferred tax assets were reduced to near zero. The Company has net deferred tax liabilities of $1.4 million at September 30, 1996 due primarily to the phase in of a change in accounting method for income tax purposes. In January and May 1996, the Internal Revenue Service approved the Company's request for a change in the method of accounting for PEO service fees and worksite employee payroll costs to the accrual method. These changes were adopted for financial reporting purposes effective January 1, 1994. For PEO service fees the change was approved effective January 1, 1995 with a three year phase in period for the cumulative effect of the change. For worksite employee payroll costs, the change was approved effective January 1, 1995 with a one year phase in period for the cumulative effect of the change. As a result, the Company amended its 1995 consolidated federal income tax return to account for these changes. The Company received $3.5 million in federal income tax refunds in May and July 1996 related to the original and amended tax returns. Deferred income taxes at September 30, 1996 reflect the effect of the three year phase in for the cumulative effect of the change in accounting for PEO service fees as a component of net current and noncurrent deferred tax liabilities. See Note 3 of Notes to Consolidated Financial Statements (unaudited) for the interim period ended September 30, 1996.



     During the third quarter of 1996, the Company recorded an accrual for its estimate of the cost of corrective measures and penalties relating to the 401(k) Plan's failure to comply with certain nondiscrimination tests required by the Code. See "Risk Factors -- Costs of 401(k) Plan Compliance," "Industry Regulation -- Employee Benefit Plans" and Note 4 of Notes to Consolidated Financial Statements (unaudited) for the interim period ended September 30, 1996. In addition, during the third quarter of 1996, the Company recorded an asset for an amount recoverable from the 401(k) Plan's record keeper should the Company ultimately be required to pay the amount accrued for such corrective measures and penalties. The income tax effects of these items are reflected in the Company's net deferred tax liabilities as of September 30, 1996. Based on its understanding of the settlement experience of other companies in similar situations, the Company does not believe the ultimate resolution of this 401(k) Plan matter will have a material adverse effect on the Company's financial condition, results of operations or liquidity.



SEASONALITY, INFLATION AND QUARTERLY FLUCTUATIONS



     The timing of the assessment of employment related taxes has a seasonal effect on the Company's cash flows, with the Company generally having lower cash flow from operations during the first six months of each year. As individual worksite employees meet applicable wage limits for such taxes, the Company's employment tax obligation declines which increases cash flows from operations during the balance of the year.


     The Company believes the effects of inflation have not had a significant impact on its results of operations or financial condition.


     The Company's operating results have historically fluctuated from quarter to quarter. In addition, due to the timing of the assessment of employment related taxes, the Company's gross profit margin typically improves from quarter to quarter within each year with the first quarter generally being the least favorable. Employment related taxes are based on the cumulative earnings of individual employees up to a specified wage level. Since the Company's revenues related to an individual employee are generally earned and collected at a relatively constant rate throughout each year, payment of such unemployment tax obligations has a substantial impact on the Company's financial condition or results of operations during the first six months of each year.

                                    BUSINESS


     Administaff is a leading provider of professional employer services with current operations in 10 markets, including Houston, San Antonio, Austin, Orlando, Dallas, Atlanta, Phoenix, Chicago, Baltimore/Washington, D.C. and Denver. The Company serves over 1,400 client companies with approximately 23,000 worksite employees as of September 30, 1996 and believes that it currently ranks, in terms of revenues and worksite employee base, as one of the three largest professional employer organizations in the United States. The Company has grown significantly since it was founded in 1986. Revenues (which include the payroll of worksite employees) were $4.1 million for 1987, the Company's first full year of operations, and increased to over $716 million for fiscal 1995, with corresponding gross profit and net income of $28.9 million and $1.1 million, respectively. Houston is the Company's original location and accounts for approximately 50% of the Company's current revenue base as of September 30, 1996, with other Texas markets accounting for an additional 30%. In October 1993 the Company opened a sales office in Dallas as the first step in implementing a long-term internal growth and expansion strategy. Subsequent to obtaining expansion capital in May 1994, the Company opened sales offices in Atlanta and Phoenix in accordance with its market expansion plan. During 1995, the Company established a presence in Chicago, both by entering into a referral agreement with an unaffiliated PEO organization and by opening a sales office, and opened an additional sales office in the Baltimore/Washington, D.C. area. The Company opened a second office in Dallas in January 1996 and opened an office in Denver in September 1996. The Company plans to enter at least one new market or open at least one additional sales office in an existing market in each quarter of 1997 and 1998.



     Administaff's goal is to improve the productivity and profitability of small businesses by relieving business owners and key executives of administrative and regulatory burdens, enabling them to focus on the core competencies of their businesses, and by promoting employee satisfaction through human resource management techniques that improve employee performance. The Company provides a comprehensive personnel management system which encompasses a broad range of services, including benefits and payroll administration, medical and workers' compensation insurance programs, tax filings, personnel records management, liability management and other human resource services. Administaff delivers these services by becoming an employer for substantially all personnel management matters. The client company retains the employee's services and remains the employer for a limited number of other purposes.


PEO INDUSTRY

     The PEO industry began to evolve in the early 1980's largely in response to the burdens placed on small to medium sized employers by an increasingly complex legal and regulatory environment. While various service providers, such as payroll processing firms, benefits and safety consultants and temporary services firms were available to assist these businesses with specific tasks, PEOs began to emerge as providers of a more comprehensive range of services relating to the employer/employee relationship. As initially conceived, these services involved the concept of staff leasing, whereby a service provider would become an employer of the client company's employees, and would lease these employees to the client to perform their intended functions at the worksite. As the industry has evolved the term "professional employer organization" has come to describe an entity which enters into a three-party relationship among the PEO, the client business and the employee.


     Administaff establishes such three-party relationships through the Client Service Agreement entered between the Company and the client business. The Client Service Agreement provides for an initial one year term (subject to cancellation on 30 days notice), sets forth the service fee payable to the Company and establishes the division of responsibilities between Administaff and the client as co-employers. In consideration for payment of the service fee, the Company has the obligation to pay the direct costs associated with the agreement, which generally consist of (i) the salaries and wages of the worksite employees, (ii) employment related taxes, (iii) employee benefit plans, and (iv) workers' compensation insurance, regardless of whether the client company pays Administaff the associated service fee. For a further description of the Client Service Agreement and the responsibilities of Administaff and the client company thereunder, see "-- Customers."

     PEO arrangements (including the Client Service Agreement) generally transfer broad aspects of the employer/employee relationship to the PEO. Because the business of the PEO is to enter into these relationships and provide employee related services to a large number of employees, the PEO can achieve economies of scale as a professional employer and perform the employment related functions at a level typically available only to large corporations with substantial resources to devote to human resources management.



     Growth in the PEO industry has been significant. According to NAPEO, the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to approximately 2.0 million in 1995. Administaff believes that the key factors driving demand for PEO services include (i) complex regulation of labor and employment issues and the related costs of compliance, including the allocation of time and effort to such functions by owners and key executives, (ii) the need to provide competitive health care and related benefits to employees of small businesses, (iii) the increasing costs associated with workers' compensation and health insurance coverage, workplace safety programs, employee related complaints and litigation and (iv) trends relating to the growth and productivity of the small business community in the United States.



     A critical aspect of the growth of the PEO industry has been increasing recognition and acceptance by federal and state governmental authorities of PEOs and the employer/employee relationship created by PEOs. As the concept of PEO services became understood by regulatory authorities, the regulatory environment began to shift from one of hostility and skepticism to one of regulatory cooperation with the industry. During the mid to late 1980's, legitimate industry participants were challenged to overcome well publicized failures of financially unsound and in some cases unscrupulous operators. Given this environment, Administaff and other industry leaders, in concert with NAPEO, have worked with the relevant government entities for the establishment of a regulatory framework that would protect clients and employees and discourage unscrupulous and financially unsound operators, and thereby promote the legitimacy and further development of the industry. For a description of the states in which the Company operates that require licensing or registration, see "Industry Regulation -- State Regulation -- Other State Regulation."



     While many states do not explicitly regulate PEOs, 16 states (including Texas and Florida) have enacted legislation containing licensing or registration requirements and at least four states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. State regulation assists in screening insufficiently capitalized PEO operations and, in the Company's view, has the effect of legitimizing the PEO industry generally by resolving interpretive issues concerning employee status for specific purposes under applicable state law. The Company has actively supported such regulatory efforts. As an active member of NAPEO, the Company participated in the development of regulations affecting all member organizations, and believes that these regulations further enhance the credibility of the PEO industry. The Company does not view the burdens of compliance with these regulations as material to its business operations.


     As the PEO industry has developed, the more established PEOs are experiencing an increasing level of support from vendors who have a stake in the success of the industry. For example, increased cooperation and flexibility from insurance carriers have proved invaluable to Administaff in designing policies that meet the needs of a large PEO.

STRATEGY


     The Company's objective is to become the leading provider of PEO services in the United States while achieving sustainable revenue and income growth. Key elements of the Company's strategy were developed by the Company's core management team which has remained in place since the Company's founding in 1986. Since that time, the Company has concentrated substantial financial and management resources on developing, defining and optimizing a personnel management system for small businesses and on building an organizational infrastructure designed to enable the Company to replicate proven growth patterns while balancing revenue and income growth objectives. The key elements of the Company's strategy include:

     - Providing the highest quality services to help improve the productivity and profitability of the Company's clients.


          Administaff focuses on providing high quality services that directly enhance the productivity and profitability of small businesses. Achieving these efficiencies not only provides an obvious benefit to clients, it also benefits the Company in three distinct ways. First, to the extent that enhanced productivity results in client growth, Administaff's revenue base also grows. Second, clients who experience improved profitability best understand the value of Administaff's services and prove to be the Company's most effective referral sources. Finally, client productivity facilitated by Administaff promotes a long-term client relationship. Although the Company's client services contracts provide for only a one year initial term and are terminable on 30-days' notice at any time, in excess of 80% of Administaff's clients remain for more than one year and the retention rate increases for clients who remain with Administaff for longer periods.


     - Continuing to enter and establish a leading position in new markets.


          In 1993, the Company identified 36 markets as its most attractive expansion targets and has opened sales offices in six of these markets. The Company plans to enter at least one new market or open one additional sales office in an existing market in each quarter of 1997 and 1998 and believes that the proceeds from this offering will be sufficient to cover such expansion. Through the use of a market selection model which evaluates a broad range of criteria, Administaff selects new markets where it believes it is most likely to replicate its historical growth patterns and market penetration. While most of the Company's expansion has been the result of opening sales offices, the Company has and will continue to consider expansion through strategic acquisitions. The Company believes that increasing industry regulatory complexity, including the difficulties of complying with the applicable state laws, and the increasing capital commitments required of PEOs to provide larger service delivery infrastructures and management information systems should lead to significant consolidation opportunities in the PEO industry. The Company's market development strategy combines intensive direct marketing efforts with a fully integrated public relations and advertising campaign. While the expense associated with entering and developing a new market is significant, the Company views this investment as essential to achieving desired growth and extending its national leadership position. The Company generally expects expenses in a new market to be covered by the gross profit from that market within two years.



     - Growing existing markets through additional market penetration and marketing alliances.



          The Company believes that additional market penetration in established markets offers significant growth potential. Based on information contained in a database developed by ABI, the Company believes that it serves less than 6.0% of the total number of businesses in Houston meeting its target criteria described below. In established markets, the Company's ability to achieve its growth objectives is enhanced by a higher number of referrals, a higher client retention rate, a more experienced sales force and momentum in its marketing efforts. The Company is also actively pursuing the formation of certain strategic alliances with other providers of various administrative and office services to small businesses as an alternative method for achieving growth in existing markets. The Company selectively opens additional sales offices and hires additional sales personnel in established markets to capitalize on these advantages and to achieve higher penetration.



     - Targeting and enrolling clients that are consistent with the Company's overall strategy and risk profile objectives.



          The Company seeks to attract clients whose objectives in utilizing Administaff's PEO services primarily relate to enhancing productivity rather than short-term cost cutting. The Company's clients tend to be established, financially successful and likely to recognize the value of a broad range of services which enable the client to concentrate on its core business. Administaff's target client has from five to 100 employees and must meet certain additional criteria relating to industrial classification, workers' compensation, health and unemployment claims history and operating stability. These criteria, which constitute part of the Company's screening process, are intended to avoid a skewing of the Company's client base to higher risk clients. Through this process, the Company seeks to continue to build a solid client base characterized by high year-to-year retention and client employee growth while maintaining a predictable and controllable direct cost structure.

     - Capitalizing on economies of scale while actively managing and controlling direct costs.


          The Company enjoys economies of scale which allow it to provide small businesses with a level of human resource management typically found only in large corporations. The Company aggressively pursues scale advantages in order to maximize profits and to provide its clients with premium services at competitive prices. In this regard, Administaff focuses on key relationships with insurance providers to design coverage and premium structures that not only provide cost effective and appropriate protection for clients, but also enable the Company to control major components of its direct costs. These economies and tailored coverages are achievable both because of the Company's sophistication as a purchaser of insurance products and its status as a large customer of such providers. The Company also employs a variety of proactive personnel management techniques to help minimize the incidence and magnitude of employee claims, complaints and related costs. The Company expects the economies resulting from active control and management of direct costs will continue to enhance profitability.


CLIENT SERVICES


     Administaff provides a comprehensive Personnel Management System encompassing a broad range of services, including personnel management, benefits and payroll administration, medical and workers' compensation insurance programs, tax filings, personnel records management, liability management and related human resource services. Among the laws and regulations that may affect a small business are the following:


- Internal Revenue Code (IRC)

- Federal Income Contribution Act (FICA)

- Employee Retirement Income Security Act (ERISA)

- Occupational Safety and Health Act (OSHA)

- Federal Unemployment Tax Act (FUTA)

- Fair Labor Standards Act (FLSA)

- Consolidated Omnibus Budget Reconciliation Act of 1987 (COBRA)

- Immigration Reform and Control Act (IRCA)

- Title VII (Civil Rights Act of 1964)

- Civil Rights Act of 1991


- American with Disabilities Act (ADA)


- Tax Equalization and Fiscal Responsibility Act (TEFRA)

- Age Discrimination in Employment Act (ADEA)

- Drug-Free Workplace Act

- Consumer Credit Protection Act

- The Family and Medical Leave Act of 1993


- State unemployment and employment securities laws


- State workers' compensation laws

     While these regulations are complex and in some instances overlapping, Administaff assists in achieving compliance through providing services in four primary categories: administrative functions, benefit plans and administration, personnel management and liability management. Once a client company has executed a Client Service Agreement, the Client Services Department serves as the client's principal point of contact with Administaff and coordinates the delivery of all of the services described below. For a more detailed description of responsibility for compliance with each of the laws set forth above, see
"-- Customers."

     Administrative Functions. Administrative functions encompass a wide variety of processing and record keeping tasks, mostly related to payroll administration, government compliance and employee benefit filing. Specific examples include payroll processing, payroll tax deposits, quarterly tax reporting, employee file maintenance, unemployment claims, workers' compensation reporting, and monitoring and responding to changing regulatory requirements.


     Benefit Plans and Administration. Administaff currently offers the following plans that the client may elect to provide worksite employees: comprehensive health, dental, vision, prenatal care, prescription card, counseling, education assistance and adoption assistance. Insurance coverages also include group term life, universal life, accidental death and dismemberment and long-term disability. Each client company can select from among several different packages of these plans in accordance with its needs. Administaff also offers a retirement savings (401(k)) plan to its eligible employees. As part of its service package, the Company administers these benefit plans and is responsible for negotiating the benefits and costs of such plans. The Company's Benefits Administration department serves as liaison for the delivery of such services to the worksite employee and monitors and reviews claims for loss control purposes. The Company believes that this type of intensive benefit management is usually found only in larger companies that can spread program costs across many employees. Moreover, the Company believes that the availability and administration of these benefits tends to mitigate the competitive disadvantage small businesses normally face in the areas of cost control and employee recruiting and retention.


     Personnel Management. The wide variety of personnel management services provided by Administaff allow its client companies access to resources normally found only in the human resources departments of large companies. On-site supervisors are provided with a detailed personnel guide, which sets forth a systematic approach to administering personnel policies and practices including recruiting, discipline and termination procedures. Personnel policies and employee handbooks are reviewed and revised, if necessary, or customized handbooks can be created. The Company assists clients with the development of refined job descriptions as well as a systematic performance appraisal process. A variety of employee assistance programs can be implemented where needed, including orientation, training, counseling, substance abuse awareness and outplacement services. In addition, clients' management are provided with detailed information, compiled from the Company's experience, regarding competitive salaries for a wide range of positions across the country.

     Liability Management. Liability management services consist of several functions. First, pursuant to the Company's Client Service Agreement and basic to the Administaff client relationship, the Company assumes many of the liabilities associated with being an employer. These include liability for compliance with payroll tax reporting and payment obligations, workers' compensation regulations, COBRA, the Immigration Reform and Control Act and the Consumer Credit Protection Act. For those potential liabilities that Administaff does not assume, the Company assists its clients in managing and limiting exposure. This management for many clients includes first time and ongoing safety inspections as well as the implementation of safety programs designed to reduce workers' compensation claims. Administaff also advises clients on avoiding liability for discrimination, sexual harassment and civil rights violations and participates in termination decisions to attempt to secure protection from liability on those grounds. When a claim arises, the Company often assists in the client's defense regardless of whether the Company has been named directly. The Company's Legal Department employs attorneys specializing in several areas of employment law and has broad experience in disputes concerning the employer/employee relationship. This expertise allows Administaff's clients to contest many claims which they might otherwise have been inclined to settle. The Company also monitors changing government regulations and notifies clients of their effect on potential employer liability.


     Additional Services. All of Administaff's clients receive the foregoing services as part of the Company's basic package. Administaff also provides supplemental services to its clients for additional fees, with the actual fee determined on the basis of the particular supplemental service to be rendered. These services include prospective employee screening and background investigations, drug testing, and pre-employment testing, scoring and reporting. The Company will also stage a wide variety of seminars for both employees and management, on subjects such as communication, leadership, motivation and time and stress management skills. While these services constitute a minor source of additional revenue to Administaff, they also afford the Company an opportunity to solidify its relationships with existing clients. Moreover, to the extent these services tend to reduce liability these services serve as an additional element of the Company's liability and risk management process.

CUSTOMERS


     Administaff's customer base consists of over 1,400 client companies, representing approximately 23,000 worksite employees as of September 30, 1996. The Company's clients have an average of 16 employees, with approximately 72% having between five and 49 employees. The Company's client base is broadly distributed throughout a wide variety of industries. As of September 30, 1996 the Company had customers representing approximately 430 Standard Industrial Classification ("SIC") codes, and no more than 7% of the Company's customers were classified in any one SIC code. Administaff's approximate client company distribution by major SIC code industry grouping as of September 30, 1996 is set forth below:



        Services................................................................   26%
        Construction............................................................   14%
        Manufacturing...........................................................   13%
        Wholesale Trade.........................................................   12%
        Finance, Insurance, Real Estate.........................................   10%
        Medical.................................................................    7%
        Retail Trade............................................................    6%
        Transportation, Communications, & Utilities.............................    5%
        Agriculture (Landscaping)...............................................    1%
        Legal...................................................................    1%
        Mining..................................................................    1%
        Other...................................................................    4%


     The Company attempts to maintain diversity within its client base to lower its exposure to downturns or volatility in any particular industry and help insulate the Company to some extent from general economic cyclicality. As part of its client selection strategy, the Company offers its services to businesses falling within specified SIC codes, essentially eliminating certain industries that it believes present a higher risk of employee injury (such as roofing, logging and oil and gas exploration). Businesses falling within other SIC codes are not accepted by Administaff. All prospective customers are also evaluated individually on the basis of workers' compensation risk, group medical history, unemployment history and operating stability. On average, Administaff's clients have been in business approximately 14 years before entering into the Administaff relationship.

     All clients enter into Administaff's Client Service Agreement. The Client Service Agreement provides for an initial one year term, subject to termination by the Company or the client at any time upon 30 days' prior written notice. After the initial term the contract may be renewed, terminated or continued on a month-to-month basis, although the Company's standard practice is to contact its clients prior to expiration of the initial term and attempt to renew the relationship for another one year term.


     The Company's service fee is set forth in the Client Service Agreement, and is based on a pricing model that takes into account the gross payroll of each employee plus the estimated costs of paying employment related taxes, providing human resource services, performing administrative functions and providing insurance coverages and benefit plans and other services offered by the Company. These items are combined to yield a service fee which is stated as a percentage of gross pay. Fees are invoiced along with each periodic payroll. Client specific information used to determine service fees is taken from a client census which reflects information on each employee of the client, including gross pay, workers' compensation classification, payroll frequency, whether medical benefits are provided, and various other data. Fees for a particular client are also influenced by that client's claims histories and other client specific factors. Payroll data on an employee by employee basis is entered into the Company's payroll database so that changes in the client's employee base will be automatically reflected in client invoices and in payroll disbursements made by Administaff.



     The Client Service Agreement also establishes the division of responsibilities between Administaff and the client as joint employers. Pursuant to the Client Service Agreement, Administaff is solely responsible for all personnel administration and is liable for purposes of certain government regulation. In addition, Administaff assumes liability for payment of salaries and wages of its worksite employees and responsibility for providing employee benefits to such persons, regardless of whether the client company makes timely payment of the associated service fee. The client retains the employee's services and remains liable for the purposes of certain government regulations, compliance with which requires control of the worksite or daily supervisorial responsibility or is otherwise beyond Administaff's ability to assume. A third group of responsibilities and liabilities are shared by Administaff and the client where such joint responsibility is appropriate. The specific division of applicable responsibilities under the Client Service Agreement is as follows:



           ADMINISTAFF                          CLIENT                              JOINT
---------------------------------  ---------------------------------  ---------------------------------
- Tax reporting and payment        - Assignment to, and ownership     - Implementation of policies and
  (state and federal withholding,    of, all intellectual property      practices relating to the
  FICA, FUTA, state unemployment)    rights                             employer/employee relationship

- Workers' compensation            - Section 414(o) of the Code       - Selection of fringe benefits,
  compliance, procurement,           regarding benefit                  including employee leave
  management, reporting              discrimination                     policies

- Employee benefit procurement     - Professional liability or        - Employer liability under
                                     malpractice                        workers' compensation laws

- Compliance with COBRA,           - Compliance with OSHA             - Compliance with Title VII of
  Immigration Reform and Control     regulations, EPA regulations       the Civil Rights Act of 1964, the
  Act, and Consumer Credit           and any state or legal             Age Discrimination in
  Protection Act, Title III, as      equivalent government              Employment Act, the Employment
  well as monitoring changes in      contracting provisions, the        Retirement Income Security Act,
  other governmental regulations     Fair Labor Standards Act, the      the Polygraph Protection Act,
  governing the employer/employee    Worker Adjustment and Retaining    the Federal Drug Free Workplace
  relationship and updating the      Notification Act, professional     Act (and any state or local
  client when necessary              licensing requirements,            equivalent), state employment
                                     fidelity bonding requirements      discrimination laws



     Because Administaff is a co-employer with the client company, it is possible that Administaff could incur liability for violations of such laws even if it is not responsible for the conduct giving rise to such liability. The Client Service Agreement addresses this issue by providing that the Company or the client will indemnify the other party for liability incurred to the extent the liability is attributable to conduct by the indemnifying party. Notwithstanding this contractual right to indemnification, however, it is possible that Administaff could be unable to collect on a claim for indemnification and may therefore be ultimately responsible for satisfying the liability in question. The Company's total expense incurred with respect to such exposure was approximately $117,000 for the year ended December 31, 1995 and $49,000 for the nine months ended September 30, 1996.


     Administaff's client retention record reflects that a high percentage of its clients remain with the Company from year to year. Historical retention patterns indicate that in excess of 80% of Administaff's clients remain for over one year and that the attrition rate declines for clients who remain with Administaff for longer periods. Client attrition experienced by Administaff is attributable to a variety of factors, including (i) termination by Administaff resulting from the client's inability to make timely payments, (ii) client's non-renewal due to price, (iii) client business failure or downsizing and (iv) sale or disposition of the client company. The Company believes that only a small percentage of nonrenewing clients withdrew due to dissatisfaction with service or to retain the services of a competitor.


     Clients are required to pay Administaff no later than one day prior to the applicable payroll date by wire transfer or automatic clearinghouse transaction, and receipt of funds is verified prior to release of payroll. Although the Company is ultimately liable as employer to pay employees for work previously performed, it retains the ability to terminate the Client Service Agreement as well as the employees upon non-payment by a client. This right and the periodic nature of payroll, combined with client credit checks and the natural screening effect of the Company's client selection process, has resulted in an excellent collections history. During the period from January 1, 1987 to September 30, 1996, the Company has recorded a total of $419,000 in bad debt expense on approximately $3.4 billion of total revenues.

MARKETING AND SALES

     Administaff's marketing strategy is based on the application of techniques that have produced predictable results for the Company in the past. The Company develops a mix of advertising media and a placement strategy tailored to each individual market. After selecting a market and developing its marketing mix, but prior to entering the market, Administaff engages in an organized media and public relations campaign to prepare the market for the Company's entry, and to begin the process of generating sales leads. Administaff markets its services through a broad range of media outlets, including radio, newspapers, periodicals and direct mail. The Company employs a local public relations firm in each of its markets as well as an advertising firm to coordinate and implement its marketing campaigns, and has developed an inventory of proven, successful radio and newsprint advertisements which are utilized in this effort.


     In order to identify the most promising potential markets, the Company employs a systematic market evaluation and selection process. The Company evaluates a broad range of factors in the selection process, using a market selection model that weights various criteria that the Company believes are reliable predictors of successful penetration based on its experience. Among the factors considered are (i) market size, in terms of small businesses engaged in selected industries that meet the Company's risk profile, (ii) market receptivity to PEO services, including considerations such as regulatory environment, and relevant history with other PEO providers, (iii) existing relationships within a given market, such as vendor or client relationships,
(iv) expansion cost issues, such as advertising and overhead costs, (v) potential direct cost issues that bear on the Company's effectiveness in controlling and managing the cost of its services, such as workers' compensation and health insurance costs, unemployment risks and various legal and other factors, (vi) a comparison of the services offered by Administaff to alternatives available to small businesses in the relevant market, such as the cost to the target clients of procuring services directly or through other PEOs and (vii) long-term strategy issues, such as general perception of markets and long-term revenue growth potential. Each of the Company's six newly opened markets, beginning with Dallas in October 1993, was selected in this manner.



     Administaff generates sales leads from three primary sources: direct sales efforts, advertising and referrals. These leads result in initial presentations to prospective clients, and, ultimately, a predictable number of client census reports. The client's census report reflects information gathered by the sales associate about the prospect's employees, including job classification, state of employment, workers' compensation claims history, health insurance claims history, salary, and similar information for each employee, and a desired level of benefits for the prospective client. This information is entered into the Company's data processing system, which applies the prospect's employee characteristics to Administaff's pricing model, leading to preparation of a bid. Concurrently with this process, the prospective client's workers' compensation and health insurance histories are forwarded to Company headquarters, where they are evaluated from a risk management perspective. Unfavorable aspects of either of these histories will result in termination of the sales effort and rejection of the prospect. This prospective client screening process plays a vital role in controlling the Company's benefits costs and limiting its exposure to liability.


     Upon completion of a favorable risk evaluation, the sales associate then presents the prospective client with the Company's bid and attempts to enroll the prospect. Each bid includes detailed information as to the rate (as a percentage of gross payroll) that will be charged for each employee by category (state of employment and job classification) and level of benefits. If a prospect accepts Administaff's proposal, the new client is quickly incorporated into the Company's system. The client executes the Client Service Agreement, and an orientation team initiates the process of transferring employee related functions to Administaff. See "-- Customers." The client's database is transferred to the Client Services Department, where Account Executives assume responsibility for administering the client's personnel and benefits, coordinate the Company's response to the client's needs for administrative support and respond to any questions or problems encountered by the client. See "-- Client Services."

VENDOR RELATIONSHIPS

     Administaff provides benefits to its worksite employees under arrangements with a variety of vendors. Although the Company believes that any of its benefit contracts could be replaced if necessary with minimal disruption to its operations, the Company considers four of such contracts to be significant elements of the package of benefits provided to employees.


     The Company's group health insurance plan is a fully insured plan provided by Aetna Life & Casualty Insurance Co. ("Aetna"). Each client company selects from a range of health plan coverages available under the plan and Administaff's fees to that client reflect the coverage options selected. The Company initiated insurance coverage with Aetna in 1989, became fully insured in 1992 and has maintained a fully-insured policy with Aetna since that time. The current policy expires December 31, 1996. The policy requires the Company to fund claims and premiums up to a specified monthly cap amount. Aetna is required to fund all claims and premiums, if any, in excess of the monthly cap amount. Monthly cap amounts are in place for quarterly periods and such cap amounts are adjustable, based on claims experience, with six months' notice by Aetna. While Aetna bears ultimate legal responsibility for all claims, because the Company bears the burden of higher costs as claims experience increases, the Company seeks to minimize health care claims through its benefits administration management practices.



     The Company's workers' compensation policy, a guaranteed cost plan whereby monthly premiums are paid for complete coverage of all claims under the policy, was originally put in place with Reliance National Indemnity Co. ("Reliance") in November 1994, and the current policy will continue in effect until October 31, 1996. The Company expects to renew the policy for another one-year term on comparable terms to the current policy. Reliance has provided the Company's workers' compensation policies since 1990.



     In addition to its health and workers' compensation insurance policies, significant benefits contracts include the Company's long and short term disability policies with Fortis Benefits Insurance Co., which were put in place in January 1993 and August 1995, respectively, and continue until they are replaced or canceled.


INFORMATION TECHNOLOGY


     The Company has developed state-of-the-art information technology capable of meeting the demands of payroll and related processing for the Company's worksite employees, satisfying the Company's administrative and management information needs, and providing productivity enhancement tools to the Company's corporate staff. While the Company utilizes commercially available software for standard business functions such as finance and accounting, it has developed a proprietary professional employer information system for the delivery of its primary services. This system manages data relating to worksite employee enrollment, human resource management, benefits administration, payroll processing, management information, and sales proposal bid calculation capabilities that are unique to the PEO industry and to Administaff. At the heart of the system is a high volume payroll processing system that allows the Company to produce and deliver hundreds of payrolls per day, each customized to the needs of the client companies.


     Administaff's proprietary PEO information system is now in its third generation, with the fourth generation nearing completion. The software has been developed using Informix, a relational database and program development language, and PowerBuilder, a state-of-the-art, object oriented client/server development system. The software is designed to provide high volume professional employer services utilizing a combination of on-line and batch processing facilities and can be readily expanded to handle additional processing needs. The system is accessed through a graphical user interface engineered to maximize both the quality of Administaff's services and the efficiency with which they are delivered.

     Administaff's primary information processing facility is located at the Company's corporate headquarters in Kingwood, Texas (near Houston). A second processing facility is located in Las Colinas, Texas (near Dallas). The Kingwood facility handles approximately two-thirds of the Company's daily client service load as well as administrative and management information processing. The Las Colinas facility handles approximately one-third of the daily client service load as well as acting as a disaster recovery facility for the Company capable of handling all of the Company's operations for a short period of time.

     Administaff's principal computing platform is the IBM RISC/6000. The Company utilizes six IBM RISC/6000s at its Kingwood facility and two at its Las Colinas facility. These processing facilities are linked by a high speed wide area network utilizing dedicated telecommunications facilities. The IBM RISC/6000 computers are also connected by local area networks to more than 300 IBM PC workstations running Microsoft Windows(C) software. The Company's district sales offices are equipped with Microsoft NT Advanced Server(C) networks and are linked to the Kingwood and Las Colinas facilities through public telecommunications facilities.


COMPETITION


     The PEO industry consists of approximately 2,000 companies, most of which serve a single market or region. The Company believes that it is one of three PEOs with annual revenue exceeding $500 million. The Company considers its primary competition to be the traditional in-house provision of employee services. In addition, the Company competes to some extent with fee-for-service providers such as payroll processors and human resource consultants.


     Competition in the PEO industry revolves primarily around price, quality of service, choice and quality of benefits and reputation. The Company believes that reputation, national presence, regulatory expertise, financial resources, risk management and data processing capability distinguish leading PEOs from the rest of the industry. The Company believes that it competes favorably in these areas.


CORPORATE OFFICE EMPLOYEES



     The Company had over 360 corporate office and sales employees as of September 30, 1996. These employees are divided among the Company's 10 functional departments, with 25 employees in Corporate Services, 27 in Finance, 29 in Benefits Administration, 13 in Legal, 10 in Marketing, 28 in Information Technology, 70 in Client Services, 125 in Sales (including 80 sales associates), 31 in Human Resources and three in Emerging Business Services, each as of September 30, 1996. Approximately 240 employees are located at the Kingwood headquarters, 26 are based at the Las Colinas facility, and the remainder (principally the sales associates) are based at the Company's sales offices.


FACILITIES


     Administaff maintains two primary facilities. The corporate headquarters are located in Kingwood, Texas (20 miles north of Houston), on approximately 17 acres owned by the Company. This location includes a 66,000 square foot campus style facility and a recently renovated 76,000 square foot facility that serves as the Company's operations and records retention facility. Together these facilities house the Company's executive offices, corporate staff, data-processing center, training facilities and all other corporate functions.


     The Company's other primary facility is located in Las Colinas, near Dallas, Texas. This 15,300 square foot leased facility, which became operational in October 1994, currently handles approximately one-third of the Company's data processing needs and serves as a backup data processing facility.


     The Company also leases eight other facilities in Houston, Orlando, Atlanta, Phoenix, Chicago, Washington, D.C./Baltimore and Denver that serve as sales offices. These offices are typically staffed by six to eight sales associates and a district sales manager.


LEGAL PROCEEDINGS


     The Company is not a party to any material pending legal proceedings other than ordinary routine litigation incidental to its business that the Company believes would not have a material adverse effect on its financial condition or results of operations.

                              INDUSTRY REGULATION

INTRODUCTION


     The Company's operations are affected by numerous federal and state laws relating to labor, tax and employment matters. By entering into a co-employer relationship with employees who are assigned to work at client company locations (sometimes referred to as "worksite employees"), the Company assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. In addition, the definition of "employer" under these laws is not uniform.


     Some governmental agencies that regulate employment and labor laws have developed rules that specifically address labor and employment issues raised by the relationship among PEOs, in general, and the Company, in particular, client companies and worksite employees. This is particularly true in Texas where management has worked with numerous regulatory agencies and was instrumental in the ultimate passage of the Staff Leasing Services Licensing Act, an act which formally recognized the PEO industry in Texas and resolved prior interpretive disputes as to the status of PEOs. Existing regulations are relatively new and, therefore, their interpretation and application by administrative agencies and federal and state courts is limited or non-existent. The development of additional regulations and interpretation of existing regulations can be expected to evolve over time. While the Company cannot predict with certainty the nature or direction of the development of federal, state and local regulations, management will continue to pursue a proactive strategy of educating administrative authorities as to the advantages of PEOs and achieving regulation which appropriately accommodates their legitimate business function.


     Certain federal and state statutes and regulations use the terms "employee leasing" or "staff leasing" to describe the arrangement among a PEO, such as the Company, and its clients and worksite employees. The terms "employee leasing," "staff leasing" and "professional employer arrangements" are generally synonymous in such contexts and describe the arrangements entered into by the Company, its clients and worksite employees.


     As an employer, the Company is subject to all federal statutes and regulations governing its employer-employee relationships. Subject to the issues discussed below, the Company believes that its operations are in compliance in all material respects with all applicable federal statutes and regulations.


EMPLOYEE BENEFIT PLANS



     The Company offers various employee benefit plans to its employees, including its worksite employees. These employee benefit plans are treated by the Company as constituting "single-employer" plans of the Company rather than multiple employer plans. These plans include the 401(k) Plan (a profit-sharing plan with a cash or deferred arrangement ("CODA") under Code Section 401(k) and a matching contributions feature under Code Section 401(m)), a cafeteria plan under Code Section 125, a group health plan, a group life insurance plan, a group disability insurance plan, an educational assistance plan, an adoption assistance program and an employee assistance plan. Generally, employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").



     Employer Status. In order to qualify for favorable tax treatment under the Code, the plans must be established and maintained by an employer for the exclusive benefit of its employees. Generally, an entity is an "employer" of certain workers for federal employment tax purposes if an employment relationship exists between the entity and the workers under the common law test of employment. In addition, the officers of a corporation are deemed to be employees of that corporation for federal employment tax purposes. The common law test of employment, as applied by the IRS, involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. That test is generally applied to determine whether an individual is an independent contractor or an employee for federal employment tax purposes and not to determine whether each of two or more companies is a "co-employer."

Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work. Among the various categories of factors which appear to be considered more important by the IRS are (1) the employer's degree of behavioral control (the extent of instructions, training and the nature of the work), (2) the financial control or the economic aspects of the relationship and (3) the intended relationship of the parties (are employee benefits provided, intent as evidenced by any contracts, permanency (that is, are services ongoing or for a project), any penalties for discharge/termination, and the frequency of the business activity).



     In 1992, the Company applied for and received a favorable determination from the IRS regarding the qualified status of the 401(k) Plan. In that application, the Company disclosed to the IRS that the Company is involved in the business of leasing employees to recipient companies and that the 401(k) Plan covered worksite employees who satisfied the plan's eligibility requirements. However, the statement that the 401(k) Plan covered worksite employees does not necessarily resolve the issue of who is the employer of those employees for purposes of the 401(k) Plan.



     The Company amended and restated the 401(k) Plan on December 15, 1994. Among other amendments, the Company added the matching contributions feature under Code Section 401(m) to the plan. In March 1995, the Company submitted the amended and restated 401(k) Plan to the IRS for a determination on its continued tax qualified status. The amended and restated 401(k) Plan is currently under review by the IRS. An IRS finding that the plan document merits tax qualified status is a determination as to the plan's form only and would not preclude a subsequent disqualification based on the plan's operation, including a finding that certain worksite employees are not employees of the Company for 401(k) Plan purposes.



     Separate from its review of the pending determination request, the IRS is currently auditing the Company's 401(k) Plan for the 1993 plan year. Although the audit is for the 1993 plan year, certain conclusions of the IRS would be applicable to subsequent years as well. In addition, the IRS has established a Market Segment Study Group on Employee Leasing for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs, including the Company, have been randomly selected by the IRS for audit pursuant to this program. One issue that has arisen from these audits is the Industry Issue (whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Code, including participation in the PEO's 401(k) plan). NAPEO and the Company are cooperating with the IRS in this study of the PEO industry. With respect to the 401(k) Plan audit, the Company understands that the IRS group conducting the audit intends to submit the Technical Advice Request to the IRS National Office. The Company also understands that, with respect to the Market Segment Study, the IRS is similarly referring to the National Office the Industry Issue. The IRS audit group leader has advised the Company that the finding of facts from the Company's audit will be submitted with the group leader's conclusion that such a co-employer status is not recognized under current tax law. If the Market Segment Study were to reach a conclusion that is adverse to the PEO industry, there is an administrative procedure available to appeal that conclusion. In addition to working with the Market Segment Study, NAPEO is actively engaged in policy discussions with both the Treasury Department and with members of Congress in an effort to reduce the likelihood of unfavorable conclusions and to procure favorable legislation.



     Whether the National Office will address the Technical Advice Request independently of the Industry Issue is unclear. The Company is not able to predict either the timing or the nature of any conclusions that may be reached by the IRS with respect to the 401(k) Plan audit or with respect to the Technical Advice Request or the Market Segment Study Group and the ultimate outcome of such conclusions. Further, the Company is unable to predict whether the Treasury Department will issue a policy statement with respect to its position on the issues or, if issued, whether such a statement would be favorable to the Company. The Company intends to vigorously pursue a favorable resolution of the issues through one or more of the following methods: the audit-technical advice, the Market Segment Study process, the policy and legislative efforts, and, if necessary, legal action. If, however, any of these processes were to conclude that a PEO is not a co-employer of its worksite employees and such conclusion were to ultimately prevail, worksite employees could not continue to make salary deferral contributions to the 401(k) Plan or pursuant to the Company's cafeteria plan or continue to participate in certain other employee benefit plans of the Company. The Company believes that, although unfavorable to the Company, a prospective application by the IRS of such an adverse conclusion (that is, one applicable only to periods after such a conclusion is reached) would not have a material adverse effect on its financial position or results of operations, as the Company could continue to make available similar benefit programs to its client companies at comparable cost to the Company. However, if such conclusion were applied retroactively to disqualify the 401(k) Plan for 1993 and subsequent years, employees' vested account balances under the 401(k) Plan would become taxable, the Company would lose its tax deductions to the extent its matching contributions were not vested, the 401(k) Plan's trust would become a taxable trust and the Company would be subject to liability with respect to its failure to withhold applicable taxes with respect to certain contributions and trust earnings. Further, the Company would be subject to liability, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such a scenario, the Company also would face the risk of client dissatisfaction and potential litigation. A retroactive application by the IRS of an adverse conclusion would have a material adverse effect on the Company's financial position and results of operations. While the Company believes that a retroactive disqualification is unlikely, there can be no assurance as to the ultimate resolution of these issues by the IRS.



     Additional 401(k) Plan Issues. In 1991 the Company engaged a third party vendor to be the 401(k) Plan's record keeper and to perform the required annual nondiscrimination tests for the plan. Each year such record keeper reported to the Company that such nondiscrimination tests had been satisfied. However, in August 1996 the 401(k) Plan's record keeper advised the Company that certain of these tests had been performed incorrectly for prior years and, in fact, that the 401(k) Plan had failed certain tests for the 1993, 1994 and 1995 plan years. The Company has subsequently determined that the 401(k) Plan also failed a nondiscrimination test for 1991, a closed year for tax purposes. At the time the Company received such notice, the period in which the Company could voluntarily "cure" an operational defect had lapsed for all such years, except 1995. With respect to the 1995 year, the Company will cause the 401(k) Plan to refund the required excess contributions and earnings thereon to affected highly compensated participants, and the Company will pay an excise tax of approximately $51,000. Because the 401(k) Plan is under a current IRS audit, the IRS voluntary correction program for this type of operational defect is not available to the Company for years prior to 1995. Accordingly, the Company informed the IRS of the prior testing errors for each of 1991, 1993 and 1994 and proposed a correction that consists of corrective contributions by the Company to the 401(k) Plan with respect to these years and the payment by the Company of the minimum penalty ($1,000) that the IRS is authorized to accept to resolve this matter. The IRS responded that resolution of the nondiscrimination test is premature until the National Office resolves the Technical Advice Request. The Company has recorded a reserve during the third quarter of 1996 for amounts it may ultimately be required to pay in connection with corrective action with respect to the 401(k) Plan, which reserve does not give effect to any amounts the Company may ultimately recover from the 401(k) Plan's record keeper. The amount of such reserve is the Company's estimate of the cost of corrective measures and penalties, although no assurance can be given that the actual amount that the Company may ultimately be required to pay will not substantially exceed the amount so reserved. Based on its preliminary discussions with the IRS and its understanding of the settlement experience of other companies with respect to similar matters, the Company does not believe that the ultimate resolution of the nondiscrimination test issue will have a material adverse effect on the Company's financial condition or results of operations, although no assurance can be given by the Company because the ultimate resolution of this matter will be determined in a negotiation process with the IRS.



     In addition to the nondiscrimination test errors, the Company has discovered that it failed to timely adopt a technical amendment to the 401(k) Plan by year end 1995, which it has now adopted retroactively. The Company has, however, determined that since January 1, 1995, the 401(k) Plan has been operated as if such amendment had been effective. Resolution of this failure also has been deferred by the IRS audit group until the National Office resolves the Technical Advice Request. Although the Company does not believe that its failure to timely adopt the technical amendment to the 401(k) Plan in 1995 will have a material adverse effect on the Company's financial condition or results of operations, no assurance can be given by the Company with respect to such matter because its ultimate resolution will be determined in a negotiation process with the IRS.

     ERISA Requirements. Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines "employer" as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan." ERISA defines the term "employee" as "any individual employed by an employer." The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA. A definitive judicial interpretation of "employer" in the context of a PEO or employee leasing arrangement has not been established.


     If the Company were found not to be an employer for ERISA purposes, its plans would not comply with ERISA. Further, as a result of such finding the Company and its plans would not enjoy, with respect to worksite employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulations, as well as to claims based upon state common laws. Even if such a finding were made, however, the Company would not be materially adversely affected because it could continue to make available similar benefits at comparable cost.


     In addition to ERISA and the Code provisions discussed herein, issues related to the relationship between the Company and its worksite employees may also arise under other federal laws, including other federal income tax laws.


     Possible Multiple Employer Plan Treatment. The DOL issued an Advisory Opinion in December 1995 to a staff leasing company advising that particular company that its health plan, which covered worksite employees, was a multiple employer plan, rather than a single employer plan. Because the Company believes it is a co-employer of worksite employees, the Company views its group health plan, which also covers worksite employees, to be a single employer plan. However, if this DOL opinion were applied to the Company, it is possible, although the Company believes it is unlikely, that the DOL would assert penalties against the Company for having incorrectly filed annual reports treating its plan as a single employer plan. Such a conclusion, if applied to the other employee benefit plans that cover worksite employees, could result in additional liabilities of the Company. The Company does not believe that any such penalties will, individually or in the aggregate, be material. Further, even if such a conclusion is reached, however, the Company believes that it would continue to be able to make available comparable benefit programs to client companies.



FEDERAL EMPLOYMENT TAXES



     The Company assumes responsibility and liability for the payment of federal and state employment taxes with respect to wages and salaries paid to its employees, including worksite employees. There are essentially three types of federal employment tax obligations: (i) withholding of income tax requirements governed by Code Section 3401, et seq.; (ii) obligations under FICA, governed by Code Section 3101, et seq.; and (iii) obligations under the FUTA, governed by Code Section 3301, et seq. Under these Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.



     The Market Segment Study Group discussed above is examining, among other issues, whether PEOs, such as the Company, are employers of worksite employees under the Code provisions applicable to federal employment taxes and, consequently, responsible for payment of employment taxes on wages and salaries paid to such worksite employees.



     Code Section 3401, which applies to federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an "employer" for purposes of federal income tax withholding. Section 3401(d)(1) states that if the person for whom services are rendered does not have control of the payment of wages, the "employer" for this purpose is the person having control of the payment of wages. The Treasury regulations issued under Section 3401(d)(1) state that a third party can be deemed to be the employer of workers under this section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages.



     While Section 3401(d)(1) has been examined by several courts, its ultimate scope has not been delineated. Moreover, the IRS has to date relied extensively on the common law test of employment in determining liability for failure to withhold. Accordingly, while the Company believes that it can assume the client company's withholding obligations, in the event the Company fails to meet these obligations the client company may be held jointly and severally liable therefor. While this interpretive issue has not to the Company's knowledge discouraged clients from enrolling with the Company, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future. These interpretive uncertainties may also impact the Company's ability to report employment taxes on its own account rather than for the accounts of its clients.


STATE REGULATION

     TEXAS

     As an employer, the Company is subject to all Texas statutes and regulations governing the employer-employee relationship. Subject to the discussion below, the Company believes that its operations are in compliance in all material respects with all applicable Texas statutes and regulations.

     Prior to 1993, the PEO industry was not regulated as an industry in Texas. Various state agencies attempted to apply their statutory schemes to PEOs on a case-by-case basis and the Company faced various challenges from both the Texas Employment Commission and the State Board of Insurance of Texas. Each of these challenges was resolved with the passage of Texas' PEO licensing act described below.

     Staff Leasing Services Licensing Act. The Company was instrumental in obtaining enactment of the Staff Leasing Services Licensing Act (the "Act"), which now regulates and establishes a legal framework for PEOs in Texas. The Act, which became effective on September 1, 1993, established a mandatory licensing scheme for PEOs and expressly recognizes a licensee as the employer of the assigned employee for purposes of the Texas Unemployment Compensation Act. The Act also provides, to the extent governed by Texas law, that a licensee may sponsor and maintain employee benefit plans for the benefit of assigned employees. In addition, the Act not only provides that a licensee may elect to obtain workers' compensation insurance coverage for its assigned employees but also provides that, for workers' compensation insurance purposes, a licensee and its client company are treated as co-employers. After February 28, 1994, it became a class A misdemeanor to engage in PEO activities in Texas without a license. In order to obtain a license, applicants must undergo a background check, demonstrate a history of good standing with tax authorities and meet certain capitalization requirements that increase with the number of worksite employees employed. The Act specifies that the Texas Department of Licensing and Regulation ("TDLR") is responsible for enforcement of the Act and TDLR has adopted regulations under the Act. The Company believes that it is in compliance with such regulations in all material respects.


     OTHER STATE REGULATION



     While many states do not explicitly regulate PEOs, 16 states have passed laws that have licensing or registration requirements for PEOs and at least four states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. In addition to holding a license in Texas, Administaff holds licenses in Arkansas, Florida and New Hampshire, has been registered or certified in Massachusetts, Minnesota, New Mexico and Nevada, and has applied for licenses in Montana, Oregon, South Carolina, Tennessee and Utah. Whether or not a state has licensing, registration or certification requirements, the Company faces a number of other state and local regulations that could impact its operations. The Company believes that its prior experience with Texas regulatory authorities will be valuable in surmounting regulatory obstacles or challenges it may face in the future.

                                   MANAGEMENT


     The Company's Board of Directors currently has nine members. In accordance with the Certificate of Incorporation of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office expiring at the third succeeding annual stockholders' meeting following their election to office or until a successor is duly elected and qualified. The Certificate of Incorporation also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders in 1999, 1997 and 1998, respectively.



     The following table sets forth certain information on the directors and executive officers of the Company as of October 1, 1996:



                                                                                            DIRECTOR
                  NAME                     AGE                   POSITION                    CLASS
-----------------------------------------  ---   -----------------------------------------  --------
Paul J. Sarvadi(1).......................   39   President and Chief Executive Officer and      II
                                                 Director

Gerald M. McIntosh.......................   55   Senior Vice President, Emerging Business       II
                                                 Services and Director

James W. Hammond.........................   58   Senior Vice President, Corporate Services       I
                                                 and Director

Scott C. Hensel..........................   50   Senior Vice President, Benefits                 I
                                                 Administration and Director

William E. Lange.........................   50   Senior Vice President, Legal, General         III
                                                 Counsel, Secretary and Director

Richard G. Rawson........................   47   Senior Vice President, Finance, Chief         III
                                                 Financial Officer, Treasurer and Director

Linda Fayne Levinson(1)(2)(3)............   54   Director                                        I

Paul S. Lattanzio(1)(2)(3)...............   32   Director                                      III

Stephen M. Soileau(1)(2)(3)..............   38   Director                                       II


---------------

(1) Member of the Nominating Committee


(2) Member of the Compensation Committee

(3) Member of the Audit Committee


     Paul J. Sarvadi. Mr. Sarvadi is President, CEO and co-founder of the Company. He attended Rice University and the University of Houston prior to starting and operating several small companies. Mr. Sarvadi has served as President of NAPEO and has been on its Board of Directors for five years. Mr. Sarvadi has also served as President of the Texas Chapter of the National Staff Leasing Association ("NSLA") for three years of the first four years of its existence. He was recently selected as Houston's Entrepreneur of the Year for service industries.


     Gerald M. McIntosh. Mr. McIntosh is a co-founder of the Company and serves as Senior Vice President of Emerging Business Services. Prior to founding Administaff, he was founder and President of Kingwood Trails, Inc., a planned community maintenance company and ISSCO Trading Company, an import/export firm. He also founded and sold three other private businesses. Mr. McIntosh has a Bachelor of Science degree from LaSierra University and a Master of Science degree in Public Administration from the University of Southern California.

     James W. Hammond. Mr. Hammond is Senior Vice President, Corporate Services. Prior to joining Administaff in 1987, Mr. Hammond was President of Technology and Business Consultants, Inc., a computer consulting firm. Mr. Hammond spent 23 years with Exxon U.S.A. designing a variety of automated systems related to operations and corporate planning. Mr. Hammond has a Bachelor of Science degree in Chemical Engineering from Virginia Polytechnic Institute.

     Scott C. Hensel. Mr. Hensel, who serves as Senior Vice President, Benefits Administration, joined Administaff in 1987. Prior to joining Administaff, he spent 14 years with Exxon U.S.A., and subsequently became Vice President of Technology and Business Consultants, Inc., a computer consulting firm. Mr. Hensel has a Bachelor of Science degree in Engineering and a Bachelor of Arts degree with a minor in Political Science from Brown University and a Master of Business Administration degree in Management from Fairleigh-Dickinson University.


     William E. Lange. Mr. Lange, who serves as Senior Vice President, Legal, Secretary and General Counsel, joined Administaff in 1987. Prior to joining Administaff, Mr. Lange was an attorney in private practice concentrating in the areas of oil and gas and general business law. He has served as a director of NAPEO and is the Past President of the Texas Chapter of NAPEO. As a lawyer formerly in private practice, Mr. Lange has trial and administrative law experience, having practiced before the U.S. Patent and Trademark Office, OSHA, the Immigration and Naturalization Service, the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor, the Texas Department of Labor and Standards, and the Texas Employment Commission. Mr. Lange is a Vietnam veteran and recently retired from the U.S. Marine Corps Reserve as a Colonel. Mr. Lange has a Bachelor of Business Administration degree from Southern Methodist University and Juris Doctorate degree from South Texas College of Law.



     Richard G. Rawson. Mr. Rawson, who serves as Chief Financial Officer, Treasurer and Senior Vice President, Finance, joined Administaff in 1989. From 1983 to 1989 he was founder and owner of Texas Business Consultants, a financial consulting firm serving small-to-medium-sized businesses. Prior to that time, Mr. Rawson served as a senior financial officer and comptroller for several companies in the manufacturing and seismic data processing industries. Mr. Rawson served as Chairman of the Accounting Practices Committee of NAPEO for five years and currently serves as Treasurer of NAPEO and a member of its Board of Directors. Mr. Rawson has a Bachelor of Business Administration Degree in Finance and Accounting from the University of Houston.



     Linda Fayne Levinson. Ms. Levinson, a director of the Company since April of 1996, has served as President of Fayne Levinson Associates, an independent consulting firm located in Santa Monica, California that advises both major corporations and start-up entrepreneurial ventures, since 1994. Prior to starting Fayne Levinson Associates, Ms. Levinson served as an executive with Creative Artists Agency, Inc. in 1993, a partner of Wings Partners, Inc., a merchant banking firm, from 1989 to 1992, Senior Vice President for American Express Travel Related Services Co., Inc. from 1984 to 1987, and as a partner at the consulting firm of McKinsey & Co. from 1979 to 1981. Ms. Levinson holds a Bachelor of Arts degree in Russian Studies from Barnard College, a Master of Business Administration degree from New York University School of Business and a Master of Arts degree in Russian Literature from Harvard University. Ms. Levinson also currently serves as a Director for Genentech, Inc., Egghead Software, Inc. and Jacobs Engineering Group Inc.



     Paul S. Lattanzio. Mr. Lattanzio, a director of the Company since 1995, is a Managing Director with BT Capital Partners, Inc., an affiliate of Bankers Trust New York Corporation. Mr. Lattanzio joined Bankers Trust in 1984 and has experience in a variety of investment banking disciplines including mergers and acquisitions, private placements and restructuring advisory areas. Since 1987 his primary focus has been on the structuring, execution and monitoring of private equity investments for BT Capital Partners, Inc. Mr. Lattanzio received his Bachelor of Science degree in Economics with Honors from the University of Pennsylvania's Wharton School of Business in 1984.



     Stephen M. Soileau. Mr. Soileau joined the Company as a director in October 1996. He has been Executive Vice President of TGF Management Corp., an investment management firm, since August 1992. From July 1989 to August 1992, Mr. Soileau was Executive Vice President of Creekwood Capital Corporation, an asset financing company. He was Investment Manager of Houston Industries, Inc., a utility holding company, from December 1986 to July 1989. He has a Bachelor of Arts degree in Economics from Rice University and a Master of International Management from the American Graduate School of International Management. Mr. Soileau also currently serves as a director for Calspan/SRL Corporation, Independent Gas Company Holdings, Inc., Sovereign Business Forms Inc. and Total Safety, Inc.

     Mr. Lattanzio and Mr. Soileau were elected to the Board of Directors pursuant to a voting agreement executed in connection with a financing completed in May of 1994. See "-- Related Party Transactions." Following this offering, an affiliate of BT Capital Partners, Inc. will retain the ability to hold a seat on the Board of Directors until its ownership of Common Stock represents less than 4% of the outstanding Common Stock or has a market value of less than $10 million. All directors hold office until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. The Company's Bylaws provide that directors and officers be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company's best interests. See "Description of Capital Stock -- Limitation on Directors and Officers Liability."


BOARD COMMITTEES

     The Board of Directors has appointed an Audit Committee, a Compensation Committee and a Nominating Committee. The membership of such committees is indicated by the footnotes to the table above. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls, and makes recommendations to the Board of Directors on the engagement of the independent accountants, as well as other matters which may come before it or as directed by the Board of Directors. The Compensation Committee administers the Company's compensation programs, including the Stock Option Plan, and performs such other duties as may from time to time be determined by the Board of Directors. The Nominating Committee considers and makes recommendations to the Board of Directors regarding persons to be nominated by the Board of Directors for election as directors.

BOARD COMPENSATION


     Non-employee directors of the Company receive compensation consisting of
(i) $10,000.00 annually, (ii) a fee of $2,500.00 for each quarterly meeting of the Board attended, (iii) an annual fee of $1,000.00 payable for each committee of the Board (if any) of which such person is the chairman and (iv) reimbursement of reasonable expenses incurred in serving as a director. The annual compensation can be taken in cash or Administaff stock, at the Director's option. In addition, pursuant to the Company's stock option plan each director of the Company who is neither an employee of the Company or an employee, director, officer, partner, principal or affiliate of Texas Growth Fund, Pyramid Ventures, Inc. or any of their respective control persons automatically receives on the date such person first becomes a director a grant of non-qualified options to purchase 7,500 shares of Common Stock, which will vest one-third on each anniversary of the date of grant. In addition, following each annual meeting of the Company's stockholders, each such outside director will receive an annual grant of options to purchase an additional 2,500 shares of Common Stock, all of which are fully vested on the date of grant. The exercise price of all such options is the fair market value at the time the options are granted. Options to purchase a total of 7,500 shares of Common Stock have been granted under such arrangement to Ms. Levinson. Directors who are employees of the Company or affiliates of Texas Growth Fund or Pyramid Ventures, Inc. receive no compensation for their services as directors.


EMPLOYMENT AND CONSULTING AGREEMENTS

     None of the Company's executive officers have employment or consulting agreements with the Company.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The Compensation Committee of the Board of Directors was formed in February of 1995, and currently consists of Linda Fayne Levinson, Paul S. Lattanzio and Stephen M. Soileau. Prior to the formation of the Compensation Committee, compensation decisions were made and approved by the Company's Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth in summary form all compensation paid by the Company to the Chief Executive Officer and its other five most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1995:


                           SUMMARY COMPENSATION TABLE


                                                     ANNUAL COMPENSATION
                     NAME AND                   -----------------------------       ALL OTHER
                PRINCIPAL POSITION              YEAR    SALARY($)    BONUS($)    COMPENSATION(1)
    ------------------------------------------  ----    ---------    --------    ---------------
    Paul J. Sarvadi, President and Chief
      Executive Officer.......................  1995    $ 198,600    $36,000         $   922

    Gerald M. McIntosh, Senior Vice
      President...............................  1995      198,200     36,000           4,032

    William E. Lange, Senior Vice President...  1995      198,600     36,000           2,163

    James W. Hammond, Senior Vice President...  1995      198,400     36,000           2,326

    Scott C. Hensel, Senior Vice President....  1995      198,600     36,000           1,157

    Richard G. Rawson, Senior Vice President
      and Chief Financial Officer.............  1995      198,600     71,000           2,139


---------------

(1) Represents the Company's payments with respect to life insurance policies benefitting the named executive. Excludes perquisites and other personal benefits, because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary reported for each executive officer.

STOCK OPTION PLAN


     In April 1995, the Company established the 1995 Administaff Employee Stock Option Plan. At the annual meeting of the Company's stockholders held in April 1996, the Company's stockholders approved an amendment and restatement of such plan to provide for automatic grants of options to non-employee directors (the plan, as so amended and restated is referred to as the "Stock Option Plan"). Pursuant to the Stock Option Plan options may be granted to eligible employees of the Company or its subsidiaries for the purchase of an aggregate of 357,957 shares of Common Stock of the Company. Stock options granted under the Stock Option Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The purpose of the Stock Option Plan is to further the growth and development of the Company and its subsidiaries by providing, through ownership of stock of the Company, an incentive to employees of the Company and its subsidiaries to increase such persons' interests in the Company's welfare and to encourage them to continue their services to the Company and its subsidiaries.



     In addition, the Stock Option Plan authorizes grants of nonqualified options to directors of the Company, other than any director who is also an employee of the Company or an affiliate or an employee, director, officer or principal of The Texas Growth Fund, Pyramid Ventures, Inc. or any of their respective controlling persons. Each qualifying non-employee director will receive options to purchase 7,500 shares of Common Stock on the date first elected or appointed to the Board and an additional grant of options to purchase 2,500 shares of Common Stock as of each annual meeting of stockholders on which the director continues to serve on the Board. On April 23, 1996 (the date the Company's stockholders approved the amendment and restatement referred to above), Ms. Levinson received options to purchase a total of 7,500 shares of Common Stock. The exercise price for these director options will be the fair market value of the stock on the date of grant and each option will have a term of 10 years. The 7,500 share option grants will vest as to one-third of the shares on each anniversary of the option's grant date, while the 2,500 share option grants will be fully vested when granted. In addition, the options cannot be exercised after the third anniversary of the date the director ceases to be a member of the Board. The purpose of such grants to non-employee directors is to provide a means whereby such persons may develop a source of proprietorship and personal involvement in the Company, to encourage them to devote their best efforts to the Company's success and to enhance the Company's ability to attract and retain the services of highly capable individuals to serve as directors.

     The Stock Option Plan is administered by the Board of Directors. The Board of Directors has the power to determine which eligible employees will receive stock option rights, the timing and manner of the grant of such rights, the exercise price, and the number of shares to be covered by and all of the terms of the options. The Board of Directors may delegate any or all of its administrative duties pertaining to the Stock Option Plan to a committee (the "Committee") of not less than three individuals, at least two of whom shall be members of the Board of Directors.


     Eligible employees under the Stock Option Plan are all employees, including any officer who is an employee, of the Company or any of its subsidiaries. Except for the automatic grants to non-employee directors described above, no director of the Company is eligible to receive options under the Stock Option Plan unless the granting of such options is approved by a majority of disinterested directors which comprise a majority of the Board of Directors, or by the Committee, all of whom must be disinterested directors. The term of any option granted under the Stock Option Plan shall be determined by the Board of Directors or the Committee; provided, however, that the term of any stock option cannot exceed 10 years from the date of the grant, and any stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company or of its subsidiaries within the meaning of
Section 422(b)(6)of the Code must not be exercisable after the expiration of five years from the date of grant. The exercise price per share of Common Stock of options granted under the Stock Option Plan will be the fair market value of a share of Common Stock on the date the option is granted, determined in good faith by the Board of Directors or the Committee. Further, the exercise price of any stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company or of its subsidiaries within the meaning of Section 422(b)(6) of the Code must be at least 110% of the fair market value of the share at the time such option is granted. The exercise price of any shares purchased pursuant to an option granted under the Stock Option Plan shall be paid in full upon exercise of such option in cash, or by check, or at the discretion of the Board of Directors or the Committee.



     Unless sooner terminated by action of the Board of Directors in its discretion, the Stock Option Plan will terminate on the tenth anniversary of its effective date. The Stock Option Plan was originally approved by the Board of Directors on April 24, 1995, and by the shareholders of the Company on April 25, 1995, and the amendment and restatement thereof was approved by the Board of Directors and by the Company's shareholders in April 1996. Options granted under the Stock Option Plan are not transferable except in the event of death and must be exercised by the optionee within 10 years after the date the option is granted or within three months following the date the optionee's employment with the Company terminates for any reason. The Board of Directors or the Committee, in its discretion, may set the term for any option granted under the Stock Option Plan; provided, however, that the term of the option cannot extend for a period longer than that permitted for the option to qualify as an "Incentive Stock Option" under Section 422 of the Code. The Board of Directors and the Committee have the authority to prescribe, upon the granting of options, the vesting schedule under which such options will become exercisable by each optionee and the conditions of any such exercise, including the events or circumstances resulting in the acceleration of any vesting schedule applicable to the purchase of shares pursuant to any grant under the Stock Option Plan.


     The Board of Directors may at any time terminate or amend the Stock Option Plan; provided that no such amendment may adversely affect the rights of optionees with regard to outstanding options. Further, no material amendment to the Stock Option Plan, such as an increase in the total number of shares covered by the Stock Option Plan, a change in the class of persons eligible to receive options, a reduction in the exercise price of options, and extension of the latest date upon which options may be exercised, shall be effective without stockholder approval.


     In April 1995 the Company granted options to purchase 96,791 shares of Common Stock to certain non-executive officer employees with an exercise price of $6.00 per share, which have all vested, and in August 1995 the Company granted options to purchase 241,431 shares of Common Stock to certain non-executive employees at $13.50 per share, 20% of which vest each year for the ensuing five year period. At September 30, 1996, 321,139 options were outstanding pursuant to these grants, of which 141,661 were exercisable. No options have been exercised pursuant to these grants through September 30, 1996.

RELATED PARTY TRANSACTIONS


     On May 13, 1994, the Company completed a financing (the "Financing") whereby, in exchange for an aggregate investment of $4 million, the Company issued to TGF (i) $4 million principal amount of subordinated notes maturing five years from the date of issue carrying interest of 13% per annum, and (ii) warrants to purchase 694,436 shares of Common Stock (the "TGF Investment"). In connection with the TGF Investment, Robert V. Walsh, a representative of TGF, became a member of the Board of Directors.



     The Financing also involved the issuance by the Company of 1,532,303 shares of Common Stock to PVI at a purchase price of $2.61 per share, or an aggregate of $4 million (the "PVI Investment"). In connection with the PVI Investment, Paul S. Lattanzio, a representative of PVI, became a member of the Board of Directors of the Company. Also in connection with the PVI Investment, PVI acquired 606,667 shares of Common Stock of the Company from the following existing stockholders in the respective amounts: McIntosh Charitable Remainder Trust, 13,333 shares; the Reed Foundation, 10,000 shares; Gary F. Reed, 523,333 shares; Hammond Family Foundation, 20,000 shares; James W. Hammond, 20,000 shares; and Scott C. Hensel, 20,000 shares. James W. Hammond and Scott C. Hensel are members of the Board of Directors and the McIntosh Charitable Remainder Unit Trust and the Hammond Family Foundation are affiliates of members of the Board of Directors. At the time of the PVI Investment, Gary F. Reed was a member of the Board of Directors and the Reed Foundation was an affiliate of Mr. Reed.


     In connection with the PVI Investment and the TGF Investment, the Company, TGF, PVI and certain holders of Common Stock entered into an Investor Agreement (the "Investor Agreement") and a Voting Agreement (the "Voting Agreement"), each dated May 13, 1994. Pursuant to the Investor Agreement, PVI has a right of first refusal to purchase any equity securities issued by the Company other than those issued pursuant to a registered public offering, employee compensation plan or certain warrants held by TGF and Rauscher Pierce Refsnes, Inc. ("Rauscher"), or, in certain instances, those issued after repurchase by the Company. In addition, pursuant to the Voting Agreement, PVI has the right to elect at least one member of the Company's Board of Directors. Both the right of first refusal and the board seat provisions contained in the Investor Agreement and Voting Agreement, respectively, terminate if and when PVI ceases to own either (i) four percent or more of the outstanding Common Stock, on a fully diluted basis, or (ii) $10 million or more of Common Stock based on the average closing price of the Common Stock for the 30 previous trading days.


     In June 1995, Richard G. Rawson, Chief Financial Officer and a director of the Company, exercised options to purchase 448,667 shares of Common Stock at a price of $0.75 per share. The purchase price was paid in cash by Mr. Rawson. In connection with the exercise of the options, the Company entered into a loan agreement with Mr. Rawson in the amount of $694,000, whereby the Company paid certain federal income tax withholding requirements related to the stock option exercise. The loan agreement called for an additional amount to be advanced to Mr. Rawson in the event the ultimate tax liability resulting from the exercise exceeds the statutory withholding requirements. In April 1996, an additional $300,000 was loaned to Mr. Rawson pursuant to this provision of the agreement. The loan is repayable in five years, accrues interest at 6.83% and is secured by 448,667 shares of Common Stock. See "Principal and Selling Stockholders."



     Mr. Rawson, James W. Hammond and Scott C. Hensel, each of whom is a director, stockholder and officer of the Company, are the stockholders of Technology and Business Consultants, Inc. ("TBC"), which has in the past provided various equipment, supplies, and services to the Company. The Company paid $40,000 in 1994 for such services and equipment from TBC. In addition, the Company has an account receivable in the amount of $93,000 from TBC Orthopedics, Inc., a venture established by TBC. This debt has been guaranteed by TBC.



     In April 1996, the Company entered into a settlement agreement relating to litigation in which the Company and TBC were co-defendants. In accordance with the settlement agreement, $285,000 was paid to the plaintiff. The Company paid the entire amount of the settlement; however, TBC has agreed to reimburse the Company for the entire amount of the settlement not recovered through the Company's general liability insurance. In August 1996, the Company received $113,000 pursuant to such coverage. The remaining $172,000 is expected to be reimbursed by TBC prior to the end of 1996.

     In October 1996, the Company purchased various computer equipment from TBC at a total cost of $209,000.



     BT Securities Inc., an affiliate of PVI, will participate in the underwriting syndicate for this offering and will receive customary compensation in connection with such participation.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 21, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by:
(i) each of the Named Executive Officers, (ii) each of the Company's directors,
(iii) all executive officers and directors of the Company as a group, (iv) each other person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock and (v) each Selling Stockholder as if the Underwriters' over-allotment option is exercised in full.



                                           SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                  OWNED                                OWNED AFTER
                                          PRIOR TO OFFERING(2)      NUMBER OF        OFFERING(2)(3)
           NAME AND ADDRESS               ---------------------    SHARES BEING    -------------------
        OF BENEFICIAL OWNERS(1)             NUMBER      PERCENT     OFFERED(3)       NUMBER      PERCENT
---------------------------------------   ----------    -------    ------------    ----------    -----
Executive Officers, Directors and 5%
  Stockholders:
  Paul J. Sarvadi(4)...................    2,179,167     20.3%
  Gerald M. McIntosh(5)................    1,853,240     17.3%
  James W. Hammond(6)..................      783,952      7.3%
  Scott C. Hensel(7)...................      822,250      7.7%
  William E. Lange(8)..................      850,905      7.9%
  Richard G. Rawson(9).................      841,185      7.8%
  Paul S. Lattanzio(10)................    2,138,970     19.9%
  Linda F. Levinson....................            0      *
  Stephen M. Soileau(11)...............      694,436      6.1%
  Pyramid Ventures Inc.................    2,138,970     19.9%
  Texas Growth Fund -- 1991
     Trust(12).........................      694,436      6.1%
  Executive Officers and Directors as a
     group (9 persons).................   10,164,105     89.0%
Other Selling Stockholders:


---------------

   * Percentage of shares beneficially owned is less than 1.0%.


 (1) The address of all executive officers and directors is in care of the Company, 19001 Crescent Springs Drive, Kingwood, Texas 77339-3802.



 (2) The number of shares of Common Stock deemed outstanding prior to this offering consists of 10,726,274 shares outstanding as of October 21, 1996. This number excludes 989,327 shares issuable upon exercise of options and warrants to purchase Common Stock outstanding and exercisable as of October 21, 1996. The number of shares of Common Stock deemed outstanding after this offering includes an additional 3,000,000 shares of Common Stock being offered for sale by the Company in this offering. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.



 (3) The shares of Common Stock to be offered by the Selling Stockholders will be offered only as part of the Underwriters' over-allotment option, and the number of shares of Common Stock being offered in, and beneficially owned after, this offering assumes that the Underwriters exercise in full such option to purchase 450,000 shares of Common Stock from the Selling Stockholders.



 (4) Includes 1,155,200 shares owned by Our Ship Limited Partnership, LTD., 589,000 shares owned by the Sarvadi Children Limited Partnership LTD. and 214,967 shares owned by the Sarvadi Family Foundation.



 (5) Includes 1,022,798 shares held in trust by David W. Russell, Trustee of the McIntosh Charitable Remainder Unit Trust.

 (6) Represents 742,285 shares owned by the Hammond 1994 Family L.P. and 41,667 shares owned by the Hammond Family Foundation.



 (7) Represents shares owned by the Hensel Family L.P.



 (8) Includes 442,112 shares owned by Jennifer W. Lange, Mr. Lange's wife.



 (9) Includes 369,051 shares owned by R&D Rawson LP and 369,049 shares owned by RDKB Rawson LP.



(10) Represents shares owned by Pyramid Ventures, Inc. The address of Pyramid Ventures, Inc. is c/o BT Capital Partners, Inc., 130 Liberty Street, 25th Floor, New York, New York 1006.



(11) Represents shares subject to warrants that are currently exercisable by the Texas Growth Fund -- 1991 Trust. Mr. Soileau disclaims beneficial ownership of the shares.



(12) Represents shares subject to warrants that are currently exercisable. The address of the Texas Growth Fund -- 1991 Trust is c/o TGF Management Corp., 100 Congress Avenue, Suite 980, Austin, Texas 78701.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     At the date hereof, the authorized capital stock of the Company is 80,000,000 shares, consisting of 60,000,000 shares of Common Stock of the Company, par value $0.01 per share ("Common Stock"), and 20,000,000 shares of Preferred Stock of the Company, par value $0.01 per share ("Preferred Stock"). The following summary is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Charter") and Bylaws (the "Bylaws"), copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part. All outstanding shares of Common Stock and Preferred Stock are fully paid and non-assessable.

     Common Stock. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distribution to the holders of Common Stock. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

     Preferred Stock. The Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. Prior to the date hereof, none of such shares have been issued. Except as by law expressly provided, or except as may be provided by resolution of the Board of Directors, the Preferred Stock shall have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of stockholders of Administaff. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the Preferred Stock.


PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT


     Statutory Provisions. Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "Delaware Act") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Interested Stockholder"). Section 203 generally prohibits a publicly held Delaware corporation from engaging in the following transactions with an Interested Stockholder, for a period of three years from the date the stockholder becomes an Interested Stockholder (unless certain conditions, described below, are met): (a) all mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder, and (e) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

     The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an Interested Stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party which is not an Interested Stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves (a) certain mergers or consolidations involving the corporation, (b) a sale or other transfer of over 50% of the aggregate assets of the corporation, or (c) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

     Prior to the effective date of Section 203, a corporation, by action of its board of directors, had the option of electing to exclude itself from the coverage of Section 203. Since the effective date of such section, a corporation may, at its option, exclude itself from the coverage of Section 203 by amending its Certificate of Incorporation or Bylaws by action of its stockholders to exempt itself from coverage, provided that such charter or bylaw amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such a charter or bylaw amendment.


     Charter and Bylaw Provisions. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The Charter provides that the number of directors will be fixed by, or in the manner provided in, the Bylaws. The Bylaws provide that the number of directors may be fixed from time to time by resolution of the Board of Directors, but will consist of not less than three nor more than 15 members. The term for directors in Class I expires at the annual meeting of stockholders to be held in 1999; the initial term for directors in Class II expires at the annual meeting of stockholders to be held in 1997; and the initial term for directors in Class III expires at the annual meeting of stockholders to be held in 1998. A director of the Company may be removed only for cause and only upon the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote at an election of directors.


     The Charter provides that the Company may, by action of its Board of Directors, adopt a rights plan. The Company does not currently have a rights plan in effect.

     The Charter provides that the Company may, by action of its Board of Directors, provide for a sinking fund for the purchase or redemption of shares of any series and specify the terms and conditions governing the operations of any such fund. The Company does not currently have any such fund.


     The Bylaws provide that the Board of Directors shall fix the number of directors and that a stockholder may nominate directors only if written notice is delivered to the Company by such stockholder not less than 30 days nor more than 60 days prior to the meeting or no later than ten days after the date of notice by the Company of such meeting if such notice is given less than 40 days in advance of the meeting. The Charter and the Bylaws also provide that any newly created directorship resulting from an increase in the number of directors or a vacancy on the Board of Directors shall be filled by vote of a majority of the remaining directors then in office, even though less than a quorum. The Bylaws also provide that special meetings of the stockholders may only be called by the Board of Directors and the holders of not less than 25% of the Company's voting stock and that the stockholders may not act by written consent. The Charter provides that these provisions of the Charter and the Bylaws may not be amended without the approval of at least 66 2/3% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.


     The foregoing provisions of the Charter and the Bylaws and of Section 203, together with the ability of the Board of Directors to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

LIMITATION ON DIRECTORS AND OFFICERS LIABILITY

     The Delaware Act authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although the Delaware Act does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of the Company's directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the Delaware Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Act or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

TRANSFER AGENT


     The Transfer Agent for the Common Stock is KeyCorp Shareholder Services,
Inc.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, there will be 13,377,329 shares of Common Stock outstanding. All of the shares purchased in this offering will be freely tradeable without registration or other restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an affiliate of the Company. All of the remaining shares of Common Stock outstanding (the "Restricted Shares") may be sold only pursuant to an effective registration statement filed by the Company or pursuant to an applicable exemption, including an exemption under Rule 144 under the Securities Act.



     In general, Rule 144 provides that if a person (including an affiliate) holds Restricted Shares (regardless of whether such person is the initial holder or a subsequent holder of such shares), and if at least two years have elapsed since the later of the date on which the Restricted Shares were issued or the date that they were acquired from an affiliate, then such person is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding the sale. After Restricted Shares are held for three years, a person who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As of
            , 1996, approximately           shares of Common Stock are currently
eligible for unrestricted sale under Rule 144. The balance of the shares of Common Stock are available for sale subject to holding, volume and other restrictions provided in Rule 144.



     PVI, the holder of 2,138,970 shares of Common Stock (the "PVI Shares"), TGF, the holder of warrants to purchase 694,436 shares of Common Stock (the "TGF Warrants"), and Rauscher, the holder of warrants to purchase 153,230 shares of Common Stock, have certain rights to require the Company to register sales of such shares, or shares acquired pursuant to such warrants, under the Securities Act, subject to certain restrictions. If, subsequent to the consummation of this offering, the Company proposes to register any of its securities under the Securities Act, such holders are entitled to notice of such registration and to include their shares in such registration with their expenses borne by the Company, subject to the right of an underwriter participating in the offering to limit the number of shares included in such registration. In addition, PVI and

TGF have the right to demand, on five occasions, that the Company file a registration statement covering sales of their respective shares, and the Company is obligated to pay the expenses of the first two of such registrations. Upon completion of the offering, the Company plans to use a portion of the proceeds of the offering to exercise its option to repurchase 348,945 of the PVI Shares and its option to repurchase 173,609 of the TGF Warrants (or shares acquired upon exercise thereof).

     The effect, if any, that future market sales of shares or the availability of shares for sale will have on the prevailing market prices for the Common Stock cannot be predicted. Nevertheless, sales of a substantial number of shares in the public market could adversely affect prevailing market prices for the Common Stock.

     The Company, its directors, officers and certain of its principal stockholders holding in the aggregate shares of Common Stock have agreed that they will not, without the prior written consent of the Representatives of the Underwriters, agree to sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company for a period of 180 days after the date of this Prospectus, except for the grant of stock options, or the issuance of shares upon the exercise of options granted, under the Stock Option Plan.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each of the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are serving as Managers, has severally agreed to purchase, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:



                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Morgan Stanley & Co. Incorporated
    Donaldson, Lufkin & Jenrette Securities Corporation

                                                                                ---------
              Total...........................................................  3,000,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in
excess of $          per share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of
$          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Selling Stockholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 450,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.


     The Company and the executive officers and directors of the Company and certain other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, other than the shares of Common Stock offered hereby.

     The NYSE has approved the Common Stock for listing, subject to official notice of issuance, under the symbol "ASF." In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act.

     BT Securities Inc., an affiliate of PVI, will participate in the underwriting syndicate for this offering and will receive customary compensation in connection with such participation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas and for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS


     The consolidated financial statements of Administaff, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               ADMINISTAFF, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors......................................................... F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995........................... F-3
Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
  1995................................................................................. F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993,
  1994 and 1995........................................................................ F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995................................................................................. F-6
Notes to Consolidated Financial Statements............................................. F-7
Consolidated Balance Sheets as of December 31, 1995 and September 30, 1996
  (unaudited).......................................................................... F-18
Consolidated Statements of Operations for the nine months ended September 30, 1995 and
  1996 (unaudited)..................................................................... F-19
Consolidated Statement of Stockholders' Equity for the nine months ended September 30,
  1996 (unaudited)..................................................................... F-20
Consolidated Statements of Cash Flows for the nine months ended September 30, 1995 and
  1996 (unaudited)..................................................................... F-21
Notes to Consolidated Financial Statements (unaudited)................................. F-22

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Administaff, Inc.


     We have audited the accompanying consolidated balance sheets of Administaff, Inc., as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Administaff, Inc., at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                                     ERNST & YOUNG LLP

Houston, Texas

March 1, 1996

                               ADMINISTAFF, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                     ASSETS



                                                                                        DECEMBER 31,
                                                                                     -------------------
                                                                                      1994        1995
                                                                                     -------     -------
Current assets:
  Cash and cash equivalents........................................................  $11,535     $ 6,460
  Cash and cash equivalents -- restricted..........................................      697          --
  Marketable securities............................................................    4,753         728
  Accounts receivable:
    Trade..........................................................................    2,482       2,908
    Unbilled receivables...........................................................    7,647      10,763
    Related parties................................................................      249         720
    Other..........................................................................    1,126         379
  Workers' compensation deposits...................................................    3,814       1,038
  Prepaid expenses.................................................................      518       2,980
  Refundable income taxes..........................................................       --       2,204
  Deferred income taxes............................................................      855          58
                                                                                     -------     -------
         Total current assets......................................................   33,676      28,238
Property and equipment:
  Land.............................................................................      786         817
  Buildings and improvements.......................................................    2,850       2,915
  Computer equipment...............................................................    1,322       2,163
  Furniture and fixtures...........................................................    1,100       2,093
  Vehicles.........................................................................      514         705
  Construction in progress.........................................................       48       2,444
                                                                                     -------     -------
                                                                                       6,620      11,137
  Accumulated depreciation.........................................................   (1,262)     (2,008)
                                                                                     -------     -------
         Total property and equipment..............................................    5,358       9,129
Other assets:
  Notes receivable from employees..................................................       --         835
  Deferred financing costs, net of accumulated amortization of $67 and $176 at
    December 31, 1994 and 1995.....................................................      440         430
  Intangible assets, net of accumulated amortization of $172 and $319 at December
    31, 1994 and 1995..............................................................      137         599
  Other assets.....................................................................      134         243
  Deferred income taxes............................................................    1,336          --
                                                                                     -------     -------
         Total other assets........................................................    2,047       2,107
                                                                                     -------     -------
         Total assets..............................................................  $41,081     $39,474
                                                                                     ========    ========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................................  $   749     $ 1,487
  Payroll taxes and other payroll deductions payable...............................   10,202       9,829
  Accrued worksite employee payroll expense........................................    7,692      10,094
  Accrued workers' compensation claims.............................................    2,338         404
  Other accrued liabilities........................................................    1,631       1,613
  Income taxes payable.............................................................    1,939          --
  Current maturities of long-term debt.............................................      328          74
                                                                                     -------     -------
         Total current liabilities.................................................   24,879      23,501
Noncurrent liabilities:
  Accrued workers' compensation claims.............................................    3,467         621
  Long-term debt...................................................................    4,679       4,605
  Deferred income taxes............................................................       --          58
                                                                                     -------     -------
         Total noncurrent liabilities..............................................    8,146       5,284
Commitments and contingencies Stockholders' equity:
  Preferred stock, par value $0.01 per share
    Shares authorized -- 20,000
    Shares issued and outstanding -- none..........................................       --          --
  Common stock, $0.01 par value
    Shares authorized -- 60,000
    Shares issued and outstanding -- 10,238 and 10,726 at December 31, 1994 and
    1995...........................................................................      102         107
  Additional paid-in capital.......................................................    4,194       5,706
  Retained earnings................................................................    3,760       4,876
                                                                                     -------     -------
         Total stockholders' equity................................................    8,056      10,689
                                                                                     -------     -------
         Total liabilities and stockholders' equity................................  $41,081     $39,474
                                                                                     ========    ========


                            See accompanying notes.

                               ADMINISTAFF, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
Revenues.................................................... $496,058     $564,459     $716,210
Direct costs:
  Salaries and wages of worksite employees..................  397,662      453,750      582,893
  Benefits and payroll taxes................................   78,614       85,513      104,444
                                                             --------     --------     --------
Gross profit................................................   19,782       25,196       28,873
Operating expenses:
  Salaries, wages and payroll taxes.........................    6,136        8,094       10,951
  General and administrative expenses.......................    5,571        5,648        7,597
  Commissions...............................................    2,975        3,231        3,942
  Advertising...............................................    1,612        1,797        3,268
  Depreciation and amortization.............................      361          567          894
                                                             --------     --------     --------
                                                               16,655       19,337       26,652
                                                             --------     --------     --------
Operating income............................................    3,127        5,859        2,221
Other income (expense):
  Interest income...........................................      320          449          668
  Interest expense..........................................     (117)        (424)        (713)
  Other, net................................................      (27)          33            9
                                                             --------     --------     --------
                                                                  176           58          (36)
                                                             --------     --------     --------
Income before income tax expense............................    3,303        5,917        2,185
Income tax expense..........................................    1,354        2,151        1,069
                                                             --------     --------     --------
Net income.................................................. $  1,949     $  3,766     $  1,116
                                                             ========     ========     ========
Net income per share of common stock........................ $   0.22     $   0.38     $   0.10
                                                             ========     ========     ========
Weighted average common shares outstanding..................    8,838       10,337       10,807
                                                             ========     ========     ========


                            See accompanying notes.

                               ADMINISTAFF, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                PREFERRED STOCK       COMMON STOCK
                                  OUTSTANDING         OUTSTANDING       ADDITIONAL    RETAINED
                                ----------------    ----------------     PAID-IN      EARNINGS
                                SHARES    AMOUNT    SHARES    AMOUNT     CAPITAL      (DEFICIT)    TOTAL
                                ------    ------    ------    ------    ----------    --------    -------
Balance at December 31,
  1992........................       1     $ 98      8,668     $ 87       $  390      $ (1,945)   $(1,370)
  Sale of common stock........      --       --         27       --           40            --         40
  Redemption and repurchase of
     preferred stock..........      (1)     (98)        11       --           58           (10)       (50)
     Net income...............      --       --         --       --           --         1,949      1,949
                                ------     ----     ------     ----       ------       -------    -------
Balance at December 31,
  1993........................      --       --      8,706       87          488            (6)       569
  Sale of common stock, net of
     issuance costs of $429...      --       --      1,532       15        3,556            --      3,571
  Issuance of common stock
     purchase warrants in
     connection with
     subordinated debt........      --       --         --       --          150            --        150
     Net income...............      --       --         --       --           --         3,766      3,766
                                ------     ----     ------     ----       ------       -------    -------
Balance at December 31,
  1994........................      --       --     10,238      102        4,194         3,760      8,056
  Exercise of stock options...      --       --        488        5          392            --        397
  Income tax benefit from
     exercise of stock
     options..................      --       --         --       --        1,120            --      1,120
     Net income...............      --       --         --       --           --         1,116      1,116
                                ------     ----     ------     ----       ------       -------    -------
Balance at December 31,
  1995........................      --     $ --     10,726     $107       $5,706      $  4,876    $10,689
                                ======     ====     ======     ====       ======       =======    =======


                            See accompanying notes.

                               ADMINISTAFF, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1993       1994       1995
                                                                  -------    -------    -------
Cash flows from operating activities:
  Net income....................................................  $ 1,949    $ 3,766    $ 1,116
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
  Depreciation and amortization.................................      361        567      1,104
  Deferred income taxes.........................................      908     (1,344)     2,191
  Loss on disposal of assets....................................       30          9          2
  Changes in operating assets and liabilities:
     Cash and cash equivalents -- restricted....................     (698)         1        697
     Accounts receivable and unbilled revenues..................   (1,052)    (5,054)    (3,266)
     Workers' compensation deposits.............................   (1,769)    (1,986)     2,776
     Prepaid expenses...........................................     (225)      (143)    (2,462)
     Other assets...............................................       32        (40)      (109)
     Accounts payable...........................................      408       (650)       738
     Payroll taxes and other payroll deductions payable.........   (1,887)     7,589       (373)
     Accrued workers' compensation claims.......................   (2,116)     3,007     (4,780)
     Other accrued liabilities..................................    1,530     (1,107)     2,384
     Income taxes payable.......................................      (99)     1,543     (3,023)
                                                                  -------    -------    -------
          Total adjustments.....................................   (4,577)     2,392     (4,121)
                                                                  -------    -------    -------
          Net cash provided by (used in) operating activities...   (2,628)     6,158     (3,005)
                                                                  -------    -------    -------
Cash flows from investing activities:
  Marketable securities:
     Purchases..................................................     (240)    (7,333)    (2,521)
     Dispositions...............................................       --      2,845      6,530
  Purchases of property and equipment...........................   (1,535)    (1,768)    (4,619)
  Increase in intangible assets.................................       --        (63)      (610)
  Proceeds from the sale of assets..............................      116         10         15
                                                                  -------    -------    -------
          Net cash used in investing activities.................   (1,659)    (6,309)    (1,205)
                                                                  -------    -------    -------
Cash flows from financing activities:
  Long-term debt:
     Proceeds...................................................       --      4,000         --
     Repayments.................................................     (465)      (189)      (328)
     Deferred financing costs...................................       --       (357)       (99)
  Loans to employees............................................       --         --       (835)
  Sale of common stock..........................................       40      3,571         --
  Proceeds from the exercise of stock options...................       --         --        397
  Repurchase of preferred stock.................................      (50)        --         --
                                                                  -------    -------    -------
Net cash provided by (used in) financing activities.............     (475)     7,025       (865)
                                                                  -------    -------    -------
Net increase (decrease) in cash and cash equivalents............   (4,762)     6,874     (5,075)
Cash and cash equivalents at beginning of year..................    9,423      4,661     11,535
                                                                  -------    -------    -------
Cash and cash equivalents at end of year........................  $ 4,661    $11,535    $ 6,460
                                                                  =======    =======    =======
Supplemental disclosures:
  Cash paid for interest........................................  $   117    $   424    $   787
  Cash paid for income taxes....................................  $   520    $ 1,953    $ 1,900
  Noncash financing activity -- issuance of common stock
     purchase warrants in connection with subordinated debt
     borrowings.................................................  $    --    $   150    $    --


                            See accompanying notes.

                               ADMINISTAFF, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995


1. ACCOUNTING POLICIES


  Description of Business



     Administaff, Inc. (the Company) is a professional employer organization
(PEO) that provides a comprehensive personnel management system which encompasses a broad range of services, including benefits and payroll administration, medical and workers' compensation programs, tax filings, personnel records management, liability management, and other human resource services to small to medium sized businesses in several strategically selected markets. The Company operates primarily in the State of Texas.


  Principles of Consolidation


     The consolidated financial statements include the accounts of Administaff, Inc., and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.



     During 1995, the Company completed a reorganization by which it formed Administaff of Delaware, Inc., (the Holding Company) as a wholly-owned subsidiary of the Company. At the same time, the Holding Company formed a wholly-owned subsidiary, Administaff of Texas, Inc. into which the Company merged. The stockholders of the Company exchanged shares of Common Stock of the Company for shares of Common Stock of the Holding Company at a ratio of 3 for 2. All outstanding warrants and stock options of the Company were exchanged for warrants and stock options of the Holding Company at the same exchange ratio. The Holding Company then changed its name to Administaff, Inc. The reorganization had no effect on net income. Share amounts in the consolidated financial statements and accompanying notes have been restated to reflect the reorganization into the Holding Company (herein referred to as the Company) and the 3-for-2 exchange.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Impairment of Long-Lived Assets



     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was issued. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, believes there will be no effect on the consolidated financial statements from such adoption.


  Cash and Cash Equivalents

     Cash and cash equivalents include bank deposits and short-term investments with original maturities of three months or less when purchased.


  Cash and Cash Equivalents -- Restricted



     Prior to October 1995, the Company had cash equivalents which were restricted from withdrawal under the terms of a security agreement with a bank whereby the Company agreed to maintain a deposit account

                               ADMINISTAFF, INC.

securing the bank's exposure to the return of client payments due to insufficient funds. At December 31, 1995, no such restrictions are in place.


  Marketable Securities

     The Company's marketable securities are classified as available-for-sale and are carried at amortized cost which approximates fair value. Unrealized gains and losses, if any, are accumulated as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

  Property and Equipment

     Property and equipment is recorded at cost. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The cost of property and equipment sold or otherwise retired and the accumulated depreciation applicable thereto are eliminated from the accounts, and the resulting profit or loss is reflected in operations.

     The cost of property and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives of property and equipment for purposes of computing depreciation are as follows:

    Buildings and improvements...............................................  7-30 years
    Computer equipment.......................................................  5-10 years
    Furniture and fixtures...................................................  3-10 years
    Vehicles.................................................................     5 years


Construction in progress at December 31, 1995 includes costs incurred in connection with the construction of an additional corporate facility which was completed in February 1996. Interest capitalized in connection with this project was $74,000 in 1995.


  PEO Service Fees and Worksite Employee Payroll Costs


     The Company's revenues consist of service fees paid by its clients under its Client Service Agreements. In consideration for payment of such service fees, the Company agrees to pay the following direct costs associated with the worksite employees: (i) salaries and wages, (ii) employment related taxes, (iii) employee benefit plan premiums and (iv) workers' compensation insurance premiums. The Company accounts for PEO service fees and the related direct payroll costs using the accrual method. Under the accrual method, PEO service fees relating to worksite employees with earned but unpaid wages at the end of each period are recognized as unbilled revenues and the related direct payroll costs for such wages are accrued as a liability during the period in which wages are earned by the worksite employee. Subsequent to the end of each period, such wages are paid and the related PEO service fees are billed. Unbilled receivables at December 31, 1994 and 1995 are net of prepayments received prior to year end of $1,252,000 and $661,000, respectively.


  Intangible Assets


     Intangible assets include software development costs, referral fee costs paid for the enrollment of certain clients previously with an unrelated PEO, and organizational costs. Software development costs include costs related to designing and installing the Company's computerized payroll system and are being amortized using the straight-line over a period of five years.



     The referral fee costs are being amortized over a period of five years, which is the expected retention period for the related clients.

                               ADMINISTAFF, INC.

     Certain costs incurred in the initial formation of the Company were capitalized. As of December 31, 1995, such costs were fully amortized.


  Accrued Workers' Compensation Claims

     The Company has, from time to time, been insured under various types of workers' compensation policies. These have included a retrospective rating plan, whereby monthly premiums were paid to the insurance carrier based on estimated actual losses plus an administrative fee; a high deductible paid loss plan, whereby monthly premiums were paid based on a $500,000 deductible per occurrence; and a guaranteed cost plan whereby monthly premiums are paid for complete coverage of all claims under the policy.


     Accrued workers' compensation claims relate to policies in place prior to November 1, 1994 and are based on an estimate of reported and unreported losses, net of amounts covered under the applicable insurance policy, for injuries occurring on or before the balance sheet date. The loss estimates are based on several factors including the Company's current experience, relative health care costs, regional influences and other factors. While estimated losses may not be paid for several years, an accrual for outstanding claims on the retrospective rating plan and high deductible paid loss plan is maintained using the estimated net present value of such claims calculated at an interest rate of 6.25%, with changes in the accrual reflected as a component of direct costs in the period of the change. These estimates are continually reviewed and any adjustments are reflected in operations as they become known.



     In September 1995, the Company settled the remaining outstanding claims under certain retrospective rating workers' compensation policies in effect in prior years resulting in a reduction in workers' compensation costs of $1 million in 1995. In exchange for transferring the responsibility for all remaining claims under such policies, the Company paid the insurer $232,000. Prior to the settlement, the Company had accrued workers' compensation claims of approximately $1.2 million related to the settled policies.



     Beginning November 1, 1994, the Company has been insured under a guaranteed cost workers' compensation policy which is currently in effect through October 31, 1996.



  Stock Based Compensation



     The Company accounts for stock based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.



  Advertising



     The Company expenses all advertising costs as incurred.


  Income Taxes

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Per Share Information


     Per share amounts have been computed based on the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalent shares consist of the incremental shares issuable upon the exercise of stock options and warrants (using the treasury stock or if-converted method where applicable). Shares for which stock options were granted within a twelve month

                               ADMINISTAFF, INC.

period prior to an initial public offering are treated as outstanding for all periods presented. Therefore, shares for which options were granted subsequent to September 1994 have been considered as having been outstanding for purposes of the calculation (using the treasury stock method with the offering price used for fair market value) for all periods presented. Common stock equivalent shares from stock options and warrants granted prior to the twelve months preceding the initial public offering are excluded from computations if their effect is antidilutive.

  Reclassifications


     Certain prior year amounts have been reclassified to conform to the 1995 presentation.


2. MARKETABLE SECURITIES


     At December 31, 1994 and 1995, the Company's marketable securities consisted of debt securities issued by U.S. government entities and local municipalities with contractual maturities ranging from one year to 15 years from the date of purchase. All of the Company's marketable securities are classified as available-for-sale and are carried at amortized cost which approximates fair value. There are no unrealized holding gains or losses at December 31, 1994 and 1995.



     At December 31, 1994, marketable securities with a carrying value of $3,737,000 were pledged as collateral under outstanding letter of credit agreements with a bank (none at December 31, 1995).


3. LONG-TERM DEBT


     Following is a summary of long-term debt:



                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994         1995
                                                                       ------       ------
                                                                         (IN THOUSANDS)
    Subordinated notes to a related party............................  $4,000       $4,000
    $610,000 note payable to bank....................................     526          492
    $350,000 note payable to bank....................................     261           --
    Mortgage note payable to developers..............................     105           73
    Mortgage note payable to bank....................................     115          114
                                                                       ------       ------
    Total long-term debt.............................................   5,007        4,679
    Less current maturities..........................................    (328)         (74)
                                                                       ------       ------
    Noncurrent portion...............................................  $4,679       $4,605
                                                                       ======       ======



     In May 1994, the Company issued $4,000,000 in subordinated notes to a private investor pursuant to a Securities Purchase Agreement. The subordinated notes mature in May 1999 and contain certain optional prepayment clauses. Interest accrues at the annual rate of 13% and is payable quarterly. The subordinated notes are subordinate to the $610,000 note payable to bank. The Securities Purchase Agreement provides the Company with the right of first refusal to repurchase the subordinated notes in the event of a proposed transfer of the subordinated notes by the investor. In connection with the subordinated notes, the Company issued the investor warrants to purchase 694,436 shares of common stock. In connection with this transaction, a representative of the investor became a member of the Board of Directors of the Company. Interest expense includes $325,000 and $520,000 in 1994 and 1995, respectively, related to the subordinated notes. See Note 5.



     The $610,000 note is payable to the bank in monthly installments of $7,000, including interest, with a final balloon payment of all remaining principal due on December 31, 1997. Interest accrues at the bank's prime rate plus 1% (9.5% at December 31, 1995). The note is secured by land, buildings and improvements.

                               ADMINISTAFF, INC.

     The $350,000 note payable to bank related to land, buildings and improvements and was repaid in 1995.



     The mortgage note payable to developers is payable in annual installments of $41,327, including interest at 8.5%, through December 31, 1997. The note is secured by land with a cost of $218,000.


     The mortgage note payable to bank is payable in monthly installments of $884, including interest at 8.375%, with a final balloon payment of all remaining principal due on July 1, 2008. The note is secured by land with a cost of $160,000.


     The subordinated notes and the $610,000 note payable require the Company to maintain certain specified financial ratios and contain other restrictions customary in lending transactions of this type.



     In October 1995, the Company's wholly-owned subsidiary, Administaff of Texas, Inc. (AT), entered into a revolving credit agreement with The First National Bank of Chicago, as agent, pursuant to which the lenders that are parties thereto have agreed to advance funds to AT on a revolving basis in an amount not to exceed $10 million for general corporate purposes. Such agreement includes an agreement to issue standby letters of credit in an amount not to exceed a sublimit of $5 million. Borrowings under the agreement will bear interest at rates based on the bank's Corporate Base Rate or LIBOR plus an applicable margin at the time of borrowing. The Company is a guarantor under the agreement. The agreement requires the Company to maintain certain specified financial ratios and contains other restrictions customary in lending transactions of this type, including a limitation on the declaration and payment of dividends. As of December 31, 1995 there is no amount outstanding under the agreement and AT has $10 million available for borrowings under the agreement.



     Maturities of long-term debt at December 31, 1995 are summarized as follows (in thousands):



        1996................................................................. $   74
        1997.................................................................    492
        1998.................................................................      2
        1999.................................................................  4,002
        2000.................................................................      2
        Thereafter...........................................................    107
                                                                              ------
                                                                              $4,679
                                                                              ======

                               ADMINISTAFF, INC.

4. INCOME TAXES

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax assets and net deferred tax liabilities as reflected on the balance sheet are as follows:


                                                                               DECEMBER 31,
                                                                             ----------------
                                                                              1994      1995
                                                                             ------     -----
                                                                              (IN THOUSANDS)
Deferred tax liabilities:
  Accrual of PEO service fees and costs..................................... $ (477)    $  --
  Client list acquisition costs.............................................     --      (133)
  State income taxes........................................................     --      (117)
  Depreciation and amortization.............................................    (68)     (203)
                                                                             ------     -----
          Total deferred tax liabilities....................................   (545)     (453)
Deferred tax assets:
  Accrued workers' compensation claims......................................  2,293       404
  Other accrued liabilities.................................................    221        16
  State income taxes........................................................    188        --
  Property and equipment....................................................     34        33
                                                                             ------     -----
          Total deferred tax assets.........................................  2,736       453
                                                                             ------     -----
Net deferred tax assets..................................................... $2,191     $  --
                                                                             ======     =====
Net noncurrent deferred tax liabilities..................................... $   --     $ (58)
Net current deferred tax assets.............................................    855        58
Net noncurrent deferred tax assets..........................................  1,336        --
                                                                             ------     -----
                                                                             $2,191     $  --
                                                                             ======     =====



     At December 31, 1994 and 1995, the Company had no valuation allowance related to the deferred tax assets, primarily accrued workers' compensation claims, as these deferred tax assets relate to tax deductions available to the Company as incurred in the future for which sufficient income taxes have been paid in prior years to ensure recoverability.


     The components of income tax expense are as follows:


                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1993       1994        1995
                                                             ------     -------     -------
                                                                     (IN THOUSANDS)
    Current income tax expense (benefit):
      Federal............................................... $  364     $ 3,013     $  (948)
      State.................................................     82         482        (174)
                                                             ------     -------     -------
              Total current income tax expense (benefit)....    446       3,495      (1,122)
                                                             ------     -------     -------
    Deferred income tax expense (benefit):
      Federal...............................................    778      (1,160)      1,902
      State.................................................    130        (184)        289
                                                             ------     -------     -------
              Total deferred income tax expense (benefit)...    908      (1,344)      2,191
                                                             ------     -------     -------
              Total income tax expense...................... $1,354     $ 2,151     $ 1,069
                                                             ======     =======     =======



     In 1995, a tax benefit of $1.1 million resulting from deductions relating to the exercise of certain non-qualified employee stock option was recorded as an increase in stockholders' equity.

                               ADMINISTAFF, INC.

     The reconciliation of income tax expense computed at U. S. federal statutory tax rates to the reported income tax expense is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Expected income tax expense at 34%........................ $1,123     $2,012     $  743
    State income taxes, net of federal benefit................    187        135        218
    Other, net................................................     44          4        108
                                                               ------     ------     ------
    Reported total income tax expense......................... $1,354     $2,151     $1,069
                                                               ======     ======     ======


5. STOCKHOLDERS' EQUITY


     In May 1994, the Company entered into a Stock Purchase Agreement with a private investor whereby the investor purchased 1,532,303 shares of common stock from the Company at a price of $2.61 per share. The Company realized net proceeds of $3,571,000. The Stock Purchase Agreement contains various restrictive covenants and provides the investor with certain antidilution privileges. An Investor Agreement provides the Company with the right of first refusal to repurchase the shares in the event of a proposed transfer of the shares by the investor. In addition, the Investor Agreement provides the Company with an option to repurchase up to 348,945 of the shares through June 1999 at prices beginning at $5.73 per share through June 1997 and escalating annually thereafter. See Note 11.



     In connection with the issuance of $4,000,000 in subordinated notes, the Company issued warrants to purchase 694,436 shares of common stock at a price of $2.61 per share to the noteholder. The Investor Agreement provides the Company with an option to repurchase 173,609 of the warrants through June 1999 at a price of $5.73 per warrant through June 1997 and escalating annually thereafter. The holder of the subordinated notes may elect to exercise a portion or all of the warrants at the exercise price as a reduction of the outstanding balance of the subordinated notes. The warrants are exercisable through May 13, 2001 and contain certain antidilution provisions. See Note 11.



     The Investor Agreement also provides the holders of the shares of common stock sold pursuant to the Stock Purchase Agreement and the common stock purchase warrants issued in connection with the subordinated notes with the right, subject to certain conditions, to require the Company to repurchase all or any portion of the shares and warrants at a price to be calculated in accordance with the Investor Agreement. This right becomes partially exercisable in November 1998 and fully exercisable in November 2002 and terminates upon a qualified public offering as defined in the Stock Purchase Agreement.



     In connection with the Stock Purchase Agreement and the subordinated notes, the Company issued warrants to purchase 153,230 shares of common stock to a third party as partial payment of fees related to the transactions. The warrants are exercisable through June 1999 at prices commencing at $2.61 per share with annual escalations to $5.42 per share for the final year. The warrants contain certain antidilution provisions.



     During 1992, the Company granted options to an officer/director to purchase an additional 448,667 shares of common stock at a price of $.75 per share. These options were exercised in 1995. During 1993, the Company granted options to an employee to purchase 40,000 shares of common stock at a price of $1.50 per share. These options were exercised in 1995.



     There have been no outstanding warrants or options cancelled through December 31, 1995.


     During 1993, the Company retired all of its outstanding 10% nonvoting, convertible preferred stock. The Company paid $49,500 for 450 of the preferred shares and issued 10,600 shares of its common stock in exchange for 530 preferred shares.

                               ADMINISTAFF, INC.

6. OPERATING LEASES


     The Company leases various furniture, equipment, and office facilities under operating leases. Most of the leases contain purchase and/or renewal options at fair market and fair rental value, respectively. Rental expense relating to all operating leases was $638,000, $905,000 and $1,126,000 in 1993, 1994 and 1995, respectively. At December 31, 1995, future minimum rental payments under noncancelable operating leases are as follows (in thousands):



        1996..............................................................    $1,023
        1997..............................................................       835
        1998..............................................................       584
        1999..............................................................       332
        2000..............................................................       151
                                                                              ------
                                                                              $2,925
                                                                              ======


7. EMPLOYEE SAVINGS PLAN


     The Company has adopted a 401(k) profit sharing plan (the Plan) for the benefit of all eligible employees as defined in the plan agreement. The Plan is a defined-contribution plan to which eligible employees may make contributions, on a before-tax basis, of from 1% to 20% of their compensation during each year while they are a plan participant. Under the Plan, employee salary deferral contributions are limited to amounts established by tax laws. Participants are at all times fully vested in their salary deferral contributions to the Plan and the earnings thereon. All amounts contributed pursuant to the Plan are held in a trust and invested, pursuant to the participant's election, in one or more investment funds offered by a third party record keeper.



     Employees are eligible to participate in the plan on the entry date coincident with or next following age 21 and upon completion of at least 1,000 hours of service in a consecutive 12-month period. Highly compensated employees assigned to clients which have less than 100% of their workforce employed by the Company are not eligible to participate. Entry dates are the first day of each calendar month. Service with a client company is credited for eligibility and vesting purposes under the plan.



     Effective June 1, 1994 the plan was amended to add the option of offering matching contributions to certain worksite employees under Section 401(m) of the Internal Revenue Code (the "Code"). Under this option, client companies may elect to participate in the matching program, pursuant to which the client companies are charged for an additional fee equal to 50% of an employee's contributions up to 6% of the employee's compensation each pay period. Participants vest in these matching contributions on a graduated basis over five years with 20% vesting after one year of service and 100% vesting after five years of service. For employees participating in the matching program, the maximum salary deferral contribution is 17% rather than 20%. In addition, participants shall be fully vested in these matching contributions upon normal retirement (i.e., attainment of age 65) or death. The Company does not make matching contributions to the plan for its corporate employees and therefore has no expense for the years ended December 31, 1993, 1994 and 1995.


8. RELATED PARTY TRANSACTIONS


     Accounts receivable from related parties at December 31, 1994 and 1995 includes $93,000 from a company in which three of the directors of the Company own a minority interest. Accounts receivable from related parties also includes $156,000 and $627,000 from employees of the Company at December 31, 1994 and 1995, respectively.


     Three of the Company's stockholders and officers are the stockholders of Technology and Business Consultants, Inc. ("TBC"), an entity which has provided various equipment, supplies, and services to the

                               ADMINISTAFF, INC.

Company. The Company paid $754,000 and $40,000 in 1993 and 1994, respectively for such services and equipment from TBC (none in 1995). Such costs are included primarily as a component of general and administrative expenses.



     In June 1995, an officer of the Company exercised options to purchase 448,667 shares of common stock at a price of $0.75 per share. The purchase price was paid in cash by the officer. In connection with the exercise of the options, the Company entered into a loan agreement with the officer, whereby the Company paid certain federal income tax withholding requirements related to the stock option exercise on behalf of the officer in the amount of $694,000. The loan agreement calls for an additional amount to be advanced to the officer in the event the ultimate tax liability resulting from the exercise exceeds the statutory withholding requirements. The loan is repayable in five years, accrues interest at 6.83%, and is secured by 448,667 shares of the Company's common stock.



     In September 1995, an employee of the Company exercised options to purchase 40,000 shares of common stock at a price of $1.50 per share. The purchase price was paid in cash by the employee. In connection with the exercise of the options, the Company entered into a loan agreement with the employee, whereby the Company paid certain federal income tax withholding requirements related to the stock option exercise on behalf of the employee in the amount of $141,000. The loan agreements calls for an additional amount to be advanced to the employee in the event the ultimate tax liability resulting from the exercise exceeds the statutory withholding requirements. The loan is repayable in five years, accrues interest at 6.83%, and is secured by 40,000 shares of the Company's common stock.


9. COMMITMENTS AND CONTINGENCIES


     The Company's 401(k) Plan for the year ended December 31, 1993 is currently under audit by the Internal Revenue Service ("IRS"). The Company understands that one of the issues under review is the relationship of the Company to certain worksite employees and the Company's status as their employer for 401(k) Plan purposes. If the IRS concludes that the Company is not the "employer" of certain worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to the 401(k) Plan or continue to participate in certain other employee benefit plans of the Company, including the Company's cafeteria plan. The Company believes that, although unfavorable to the Company, a prospective application of such a conclusion would not have a material adverse effect on its financial position or results of operations. If such conclusion were applied retroactively, however, employees' vested account balances would become taxable, the Company would lose its tax deduction to the extent its matching contributions were not vested, the plan's trust would become a taxable trust, and the Company could be subject to liability with respect to its failure to withhold income and payroll taxes in respect of such contributions and trust earnings thereon. In addition, the Company could be subject to liability for failure to withhold applicable taxes under certain other employee benefit plans in which worksite employees participate. In such a scenario, the Company would also face the risk of client dissatisfaction as well as potential litigation. While the ultimate outcome of the audit is unknown, the Company believes that a retroactive application is unlikely. The Company also believes that a prospective application of an unfavorable outcome will not have a material adverse effect on the Company's consolidated financial position or results of operations.



     The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.



     The Company had outstanding letters of credit aggregating $4,666,000 at December 31, 1994 (none at December 31, 1995).

                               ADMINISTAFF, INC.

10. EMPLOYEE STOCK OPTION PLAN


     In April 1995, the Company established the 1995 Administaff Employee Stock Option Plan (the "Stock Option Plan"), pursuant to which options may be granted to eligible employees of the Company or its subsidiaries for the purchase of an aggregate of 357,957 shares of Common Stock of the Company. Stock options granted under the Stock Option Plan are intended generally to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The purpose of the Stock Option Plan is to further the growth and development of the Company and its subsidiaries by providing, through ownership of stock of the Company, an incentive to employees of the Company and its subsidiaries to increase such persons' interests in the Company's welfare and to encourage them to continue their services to the Company and its subsidiaries.


     The Stock Option Plan is administered by the Board of Directors (the "Board"). The Board has the power to determine which eligible employees will receive stock option rights, the timing and manner of the grant of such rights, the exercise price, and the number of shares to be covered by and all of the terms of the options. The Board may at any time terminate or amend the Stock Option Plan; provided that no such amendment may adversely affect the rights of optionees with regard to outstanding options. Further, no material amendment to the Stock Option Plan, such as an increase in the total number of shares covered by the Stock Option Plan, a change in the class of persons eligible to receive options, a reduction in the exercise price of options, and extension of the latest date upon which options may be exercised, shall be effective without stockholder approval.


     In April 1995, the Board granted options to purchase 96,791 shares of common stock at a price of $6.00 per share to certain non-management employees. In August 1995, the Board granted options to purchase 241,431 shares of common stock at a price of $13.50 per share to certain non-management employees. The April grants are primarily fully vested, except for 9,013 shares which vest in 1996. The August grants vest at 20% per year over a five year period from the date of grant. At December 31, 1995, 87,778 shares are exercisable pursuant to the April grants. Through December 31, 1995, no options have been exercised pursuant to these grants.


11. INITIAL PUBLIC OFFERING


     The Company filed a registration statement with the Securities and Exchange Commission ("SEC") in September 1995 to register the sale of up to 3,000,000 shares of its common stock. The Company intends to use the net proceeds of the sale to support expansion of the Company's operations including the opening of new geographic markets, further penetration of existing markets by opening new sales offices and, as opportunities arise, expansion of the Company's client base in new or existing markets through acquisitions. A portion of the proceeds will also be used to repay certain outstanding indebtedness, including the subordinated notes, and to exercise certain options to repurchase 348,945 shares of common stock and 173,609 warrants to purchase common stock. See Note 5.



     In connection with the preparation of consolidated financial statements to be filed with the SEC, the Company elected to restate its financial statements for certain previously reported accounting changes made in 1994 and 1993. Accordingly, the accompanying consolidated financial statements and related notes reflect this restatement. See Note 12.



     As of December 31, 1995, the Company remains in registration with the SEC and the timetable for completion of the proposed offering is uncertain. The Company has incurred costs totaling $745,000 through December 31, 1995 related to the offering which are included in prepaid expenses on the consolidated balance sheet. Upon consummation of the offering, such costs will be reflected as a reduction to stockholders' equity.



     Supplemental net income per share is $0.16 for the year ended December 31, 1995 and is determined by adding back the interest expense, net of income taxes, associated with the debt which will be retired by the proceeds of the offering to net income. The number of shares outstanding used in calculating supplemental net

                               ADMINISTAFF, INC.

income per share was the weighted average common shares outstanding after giving effect to the estimated number of shares that would be required to be sold in the offering to repay the debt and to repurchase the common stock and warrants.

12. ACCOUNTING CHANGES


     As reflected in its previously issued financial statements for 1994, the Company changed its method of accounting for client enrollment costs and changed its method of accounting for PEO service fees and worksite employee payroll costs and in 1993 the Company changed its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. In connection with the proposed initial public offering of the Company's common stock, the Company elected to retroactively restate its financial statements for these changes effective at the date of its inception.


  Deferred Client Enrollment Costs


     The Company changed its method of accounting for certain costs related to acquiring new business, including advertising, review, quotation, and enrollment expenses that vary with and are primarily related to the enrollment of new clients, from the deferral method to the expense method. Under the expense method, all such costs, including all advertising costs, are charged to expense as incurred. Previously, under the deferral method, all such costs were deferred and amortized using the straight-line method over a period of five years. The new method of accounting was adopted partially to comply with the requirements of Statement of Position 93-7 which requires all nondirect advertising costs to be expensed when incurred. Such expenses were a significant portion of the costs which were previously deferred. In addition, as the Company has grown, other enrollment costs have become less material as a component of operating expenses. As a result, the Company believes that expensing all enrollment costs will result in a more accurate matching of costs and revenues.


  Accrual of PEO Service Fees and Worksite Employee Payroll Costs

     The Company changed its method of accounting for PEO service fees and the related direct payroll costs to the accrual method. Under the accrual method, PEO service fees are recognized as unbilled revenue and the related direct payroll costs are accrued as a liability during the period in which wages are earned by the worksite employee. Previously, the Company recorded the PEO service fees and direct payroll costs in the period in which the payroll was disbursed. The new method of accounting for these fees and expenses was adopted to comply with the accrual method of accounting for revenues and expenses required by generally accepted accounting principles, for which the difference was not previously material to the financial position or results of operations of the Company.

  Income Taxes

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." As permitted, prior years financial statements have been restated.

                               ADMINISTAFF, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                     ASSETS



                                                                     DECEMBER 31,     SEPTEMBER 30,
                                                                         1995             1996
                                                                     ------------     -------------
Current assets:
  Cash and cash equivalents........................................    $  6,460          $ 9,594
  Marketable securities............................................         728               --
  Accounts receivable:
     Trade.........................................................       2,908            1,336
     Unbilled receivables..........................................      10,763           15,845
     Related parties...............................................         720              614
     Other.........................................................         379              270
  Prepaid expenses.................................................       2,980            2,343
  Workers' compensation deposits...................................       1,038               --
  Refundable income taxes..........................................       2,204               --
  Deferred income taxes............................................          58               --
                                                                        -------          -------
          Total current assets.....................................      28,238           30,002
Property and equipment:
  Land.............................................................         817            1,081
  Buildings and improvements.......................................       2,915            6,262
  Computer equipment...............................................       2,163            2,696
  Furniture and fixtures...........................................       2,093            3,634
  Vehicles.........................................................         705              723
  Construction in progress.........................................       2,444               --
                                                                        -------          -------
                                                                         11,137           14,396
  Accumulated depreciation.........................................      (2,008)          (2,950)
                                                                        -------          -------
          Total property and equipment.............................       9,129           11,446
Other assets:
  Notes receivable from employees..................................         835            1,188
  Deferred financing costs.........................................         430              321
  Intangible assets................................................         599              710
  Other assets.....................................................         243            1,467
                                                                        -------          -------
          Total other assets.......................................       2,107            3,686
                                                                        -------          -------
          Total assets.............................................    $ 39,474          $45,134
                                                                        =======          =======
                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.................................................    $  1,487          $ 1,562
  Payroll taxes and other payroll deductions payable...............       9,829            5,718
  Accrued worksite employee payroll expense........................      10,094           15,644
  Accrued workers' compensation claims.............................         404               43
  Other accrued liabilities........................................       1,613            1,775
  Current maturities of long-term debt.............................          74               74
  Income taxes payable.............................................          --              788
  Deferred income taxes............................................          --            1,108
                                                                        -------          -------
          Total current liabilities................................      23,501           26,712
Noncurrent liabilities:
  Accrued workers' compensation claims.............................         621               --
  Other accrued liabilities........................................          --            1,851
  Deferred income taxes............................................          58              254
  Long-term debt...................................................       4,605            4,574
                                                                        -------          -------
          Total noncurrent liabilities.............................       5,284            6,679
Commitments and contingencies Stockholders' equity:
  Preferred stock..................................................          --               --
  Common stock.....................................................         107              107
  Additional paid-in capital.......................................       5,706            5,706
  Retained earnings................................................       4,876            5,930
                                                                        -------          -------
          Total stockholders' equity...............................      10,689           11,743
                                                                        -------          -------
          Total liabilities and stockholders' equity...............    $ 39,474          $45,134
                                                                        =======          =======


                            See accompanying notes.

                               ADMINISTAFF, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
Revenues...............................................................  $505,619     $635,252
Direct costs:
  Salaries and wages of worksite employees.............................   408,379      517,820
  Benefits and payroll taxes...........................................    76,964       91,307
                                                                         --------     --------
Gross profit...........................................................    20,276       26,125
Operating expenses:
  Salaries, wages and payroll taxes....................................     8,055       10,475
  General and administrative expenses..................................     5,497        5,937
  Commissions..........................................................     2,908        2,939
  Advertising..........................................................     2,125        2,488
  Depreciation and amortization........................................       627        1,063
                                                                         --------     --------
                                                                           19,212       22,902
                                                                         --------     --------
Operating income.......................................................     1,064        3,223
Other income (expense):
  Interest income......................................................       487          449
  Interest expense.....................................................      (514)        (747)
  Other, net...........................................................        27         (692)
                                                                         --------     --------
                                                                               --         (990)
                                                                         --------     --------
Income before income taxes.............................................     1,064        2,233
Income taxes...........................................................       447        1,179
                                                                         --------     --------
Net income.............................................................  $    617     $  1,054
                                                                         ========     ========
Net income per share of common stock...................................  $   0.06     $   0.10
Weighted average common shares outstanding.............................    10,757       10,862


                            See accompanying notes.

                               ADMINISTAFF, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                   COMMON STOCK
                                                   OUTSTANDING       ADDITIONAL
                                                 ----------------     PAID-IN      RETAINED
                                                 SHARES    AMOUNT     CAPITAL      EARNINGS     TOTAL
                                                 ------    ------    ----------    --------    -------
Balance at December 31, 1995...................  10,726     $107       $5,706       $4,876     $10,689
Net income.....................................      --       --           --        1,054       1,054
                                                 ------     ----       ------       ------     -------
Balance at September 30, 1996..................  10,726     $107       $5,706       $5,930     $11,743
                                                 ======     ====       ======       ======     =======


                            See accompanying notes.

                               ADMINISTAFF, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Cash flows from operating activities:
Net income...............................................................  $   617     $ 1,054
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
  Depreciation and amortization..........................................      778       1,231
  Deferred income taxes..................................................    2,015       1,362
  Loss (gain) on disposal of assets......................................        3          (9)
  Changes in operating assets and liabilities:
     Cash and cash equivalents -- restricted.............................      697          --
     Accounts receivable and unbilled revenues...........................   (1,527)     (3,295)
     Workers' compensation deposits......................................    2,060       1,038
     Prepaid expenses....................................................     (170)        637
     Other assets........................................................      (27)     (1,224)
     Accounts payable....................................................      488          75
     Payroll taxes and other payroll deductions payable..................   (3,451)     (4,111)
     Accrued workers' compensation claims................................   (4,132)       (982)
     Other accrued liabilities...........................................    1,736       7,563
     Income taxes payable (refundable)...................................   (3,569)      2,992
                                                                           -------     -------
          Total adjustments..............................................   (5,099)      5,277
                                                                           -------     -------
          Net cash provided by (used in) operating activities............   (4,482)      6,331
                                                                           -------     -------
Cash flows from investing activities:
Marketable securities:
  Purchases..............................................................   (2,521)         --
  Dispositions...........................................................    6,540         728
Purchases of property and equipment......................................   (2,349)     (3,372)
Increase in intangible assets............................................     (579)       (185)
Proceeds from the sale of assets.........................................       22          19
                                                                           -------     -------
          Net cash provided by (used in) investing activities............    1,113      (2,810)
                                                                           -------     -------
Cash flows from financing activities:
Long term debt and short-term borrowings:
  Proceeds...............................................................       --       2,500
  Repayments.............................................................      (99)     (2,531)
  Deferred financing costs...............................................       --          (3)
Loans to employees.......................................................     (848)       (353)
Proceeds from the exercise of stock options..............................      397          --
                                                                           -------     -------
          Net cash used in financing activities..........................     (550)       (387)
                                                                           -------     -------
Net increase (decrease) in cash and cash equivalents.....................   (3,919)      3,134
Cash and cash equivalents at beginning of period.........................   11,535       6,460
                                                                           -------     -------
Cash and cash equivalents at end of period...............................  $ 7,616     $ 9,594
                                                                           =======     =======
Supplemental disclosures:
  Cash paid for interest.................................................      514         807
  Cash paid (refunds received) for income taxes..........................    2,001      (3,175)


                            See accompanying notes.

                               ADMINISTAFF, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. BASIS OF PRESENTATION



     Administaff, Inc. (the Company) is a professional employer organization
(PEO) that provides a comprehensive personnel management system which encompasses a broad range of services, including benefits and payroll administration, medical and workers' compensation programs, tax filings, personnel records management, liability management, and other human resource services to small to medium sized businesses in several strategically selected markets.


     The consolidated financial statements include the accounts of Administaff, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.


     During 1995, the Company completed a reorganization by which it formed Administaff of Delaware, Inc. (the Holding Company) as a wholly-owned subsidiary of the Company. At the same time, the Holding Company formed a wholly-owned subsidiary, Administaff of Texas, Inc. into which the Company merged. The stockholders of the Company exchanged shares of common stock of the Company for shares of common stock of the Holding Company at a ratio of 3-for-2. All outstanding warrants and stock options of the Company were exchanged for warrants and stock options of the Holding Company at the same exchange ratio. The Holding Company then changed its name to Administaff, Inc. The reorganization had no effect on net income. Share amounts in the consolidated financial statements and accompanying notes have been restated to reflect the 3-for-2 exchange.



     The Company's consolidated balance sheet at September 30, 1996 and the consolidated statements of operations, cash flows and stockholders' equity for the interim periods ended September 30, 1996 and September 30, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for a full year or of future operations.



     Per share amounts have been computed based on the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalent shares consist of the incremental shares issuable upon the exercise of stock options and warrants (using the treasury stock or the if-converted method where applicable). Shares for which stock options were granted within a twelve month period prior to an initial public offering are treated as outstanding for all periods presented. Therefore, shares for which options were granted subsequent to September 1994 have been considered as having been outstanding for purposes of the calculation (using the treasury stock method with the offering price used for fair market value) for all periods presented. Common stock equivalent shares from stock options and warrants granted prior to twelve months preceding the initial public offering are excluded from computations if their effect is antidilutive.



     Supplemental net income per share is $0.14 for the nine months ended September 30, 1996 and is determined by adding back the interest expense, net of income taxes, associated with the debt which will be retired by the proceeds of the offering, to the net income. The number of shares outstanding used in calculating supplemental net income per share was the weighted average common shares outstanding after giving effect to the estimated number of shares that would be required to be sold in the offering to repay the debt and to repurchase the common stock and warrants.



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying

                               ADMINISTAFF, INC.

consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 1995.



2. LONG-TERM DEBT


     Following is a summary of long-term debt:


                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
                                                                         (IN THOUSANDS)
    Subordinated notes to related party........................     $4,000           $ 4,000
    $610,000 note payable to bank..............................        492               462
    Mortgage note payable to developers........................         73                73
    Mortgage note payable to bank..............................        114               113
                                                                    ------            ------
    Total long-term debt.......................................      4,679             4,648
    Less current maturities....................................        (74)              (74)
                                                                    ------            ------
    Noncurrent portion.........................................     $4,605           $ 4,574
                                                                    ======            ======



     The subordinated notes and the $610,000 note payable require the Company to maintain certain specified financial ratios and contain other restrictions customary in lending transactions of this type. The Company has obtained a waiver of a financial covenant to its subordinated debt agreement. This waiver cures any noncompliance with the covenant as of September 30, 1996.



     In October 1995 the Company's wholly-owned subsidiary, Administaff of Texas, Inc. (Administaff of Texas), entered into a $10 million revolving credit agreement (Credit Agreement) with a bank. Such Credit Agreement includes an agreement to issue standby letters of credit in an amount not to exceed a sublimit of $5 million. The Company is a guarantor under the Credit Agreement. The Credit Agreement requires the Company to maintain certain specified financial ratios and contains other restrictions customary in lending transactions of this type, including a limitation on the declaration and payment of dividends. As of September 30, 1996 the Company has no borrowings outstanding under the agreement and has $10 million available for borrowings under the agreement.



3. INCOME TAXES



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The items resulting in deferred tax assets and liabilities include accrued workers' compensation claims, depreciation and amortization, state income taxes, client list acquisition costs, allowance for uncollectible accounts receivable, net operating loss carryforwards and other accrued liabilities.



     In January and May 1996, the Internal Revenue Service approved the Company's request for a change in the method of accounting for PEO service fees and worksite employee payroll costs to the accrual method for income tax purposes. These changes were adopted for financial reporting purposes effective January 1, 1994. For PEO service fees the change was approved effective January 1, 1995 with a three year phase in period for the cumulative effect of the change. For worksite employee payroll costs, the change was approved effective January 1, 1995 with a one year phase in period for the cumulative effect of the change. As a result, the Company amended its 1995 consolidated federal income tax return to account for these changes. The Company received refunds totaling $3.5 million in May and July 1996 resulting from the original and amended federal income tax returns. Deferred income taxes at September 30, 1996 includes the effect of the three year phase in for the cumulative effect of the change in accounting for PEO service fees as a component of net current and noncurrent deferred income taxes.

                               ADMINISTAFF, INC.

     The Company's provision for income taxes, which includes the effects of the non-recurring charge for 401(k) Plan issues, differs from the U.S. statutory rate of 34% due primarily to certain portions of such non-recurring charge being non-deductible for income tax purposes. In addition, the Company's provision for income taxes differs from the U.S. statutory rate due to state income taxes.



4. COMMITMENTS AND CONTINGENCIES



     The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position.



     The Company's 401(k) plan is currently under audit by the Internal Revenue Service (the "IRS") for the year ended December 31, 1993. Although the audit is for the 1993 plan year, certain conclusions of the IRS would be applicable to subsequent years as well. In addition, the IRS has established a Market Segment Study Group on Employee Leasing for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs, including the Company, have been randomly selected by the IRS for audit pursuant to this program. One issue that has arisen from these audits is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Internal Revenue Code of 1986, as amended (the "Code"), including participation in the PEO's 401(k) plan. With respect to the 401(k) Plan audit, the Company understands that the IRS group conducting the audit of the Company with respect to these issues intends to seek technical advice from the IRS National Office about whether participation in the 401(k) Plan by officers of client companies is permitted under the Code (the "Technical Advice Request"). The Company also understands that, with respect to the Market Segment Study, the IRS is similarly referring to the National Office the issue of whether a PEO and a client company may be treated as co-employers of worksite employees for certain federal tax purposes (the "Industry Issue").



     Whether the National Office will address the Technical Advice Request independently of the Industry Issue is unclear. Should the IRS conclude that the Company is not a "co-employer" of worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to the 401(k) Plan or pursuant to the Company's cafeteria plan or continue to participate in certain other employee benefit plans of the Company. The Company believes that, although unfavorable to the Company, a prospective application of such a conclusion (that is, one applicable only to periods after such a conclusion is reached) would not have a material adverse effect on its financial position or results of operations, as the Company could continue to make available comparable benefit programs to its client companies at comparable cost to the Company. However, if such conclusion were applied retroactively to disqualify the 401(k) Plan for 1993 and subsequent years, employees' vested account balances under the 401(k) Plan would become taxable, the Company would lose its tax deductions to the extent its matching contributions were not vested, the 401(k) Plan's trust would become a taxable trust and the Company would be subject to liability with respect to its failure to withhold applicable taxes with respect to certain contributions and trust earnings. Further, the Company would be subject to liability, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such a scenario, the Company also would face the risk of client dissatisfaction and potential litigation. While, the Company is not able to predict either the timing or the nature of any conclusions that may be reached as a result of the 401(k) Plan audit or the Market Segment Study, the Company believes that a retroactive application of an unfavorable determination is unlikely. The Company also believes that a prospective application of an unfavorable determination will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                               ADMINISTAFF, INC.

     In addition to the 401(k) Plan audit and Market Segment Study, the Company notified the IRS of certain operational issues concerning nondiscrimination test results for certain prior plan years. In 1991 the Company engaged a third party vendor to be the 401(k) Plan's record keeper and to perform certain required annual nondiscrimination tests for the 401(k) Plan. Each year such record keeper reported to the Company that such nondiscrimination tests had been satisfied. However, in August 1996 the 401(k) Plan's record keeper advised the Company that certain of these tests had been performed incorrectly for prior years and, in fact, that the 401(k) Plan had failed certain tests for the 1993, 1994 and 1995 plan years. The Company has subsequently determined that the 401(k) Plan also failed a nondiscrimination test for 1991, a closed year for tax purposes. At the time the Company received such notice, the period in which the Company could voluntarily "cure" an operational defect had lapsed for all such years, except 1995.



     With respect to the 1995 plan year, the Company is still within the time allowable to correct the testing failure. Such correction involves refunding, from the plan, the excess contributions and earnings thereon to the affected employees. In connection with this correction, the Company has accrued approximately $51,000 for an excise tax applicable to this plan year. With respect to all other plan years, the Company has proposed a corrective action to the IRS under which the Company would make additional contributions to certain plan participants which bring the plan into compliance with the discrimination tests.



     The Company has recorded an accrual for its estimate of the cost of corrective measures and penalties for all of the affected plan years. In addition, the Company has recorded an asset for an amount recoverable from the 401(k) Plan's record keeper should the Company ultimately be required to pay the amount accrued for such corrective measures and penalties. The amount of the accrual is the Company's estimate of the cost of corrective measures and practices, although no assurance can be given that the actual amount that the Company may be ultimately required to pay will not substantially exceed the amount accrued. The net of these amounts is reflected on the Company's income statement, and their tax effect is included in the provisions for income taxes. Based on its understanding of the settlement experience of other companies with the IRS, the Company does not believe the ultimate resolution of this 401(k) Plan matter will have a material adverse effect on the Company's financial condition or results of operations.



5. RELATED PARTY TRANSACTIONS



     In connection with an exercise of stock options in 1995, the Company entered into a loan agreement with an officer, whereby the Company paid certain federal income tax withholding requirements related to the stock option exercise on behalf of the officer in the amount of $694,000. The loan agreement called for an additional amount to be advanced to the officer in the event the ultimate tax liability resulting from the exercise exceeded the statutory withholding requirements. In April 1996, the Company loaned the officer an additional $300,000 relating to this transaction. The loans are repayable in five years, accrue interest at 6.83%, and are secured by 448,667 shares of the Company's common stock.



     In April 1996, the Company entered into a settlement agreement relating to litigation in which the Company and Technology and Business Consultants, Inc. ("TBC") were co-defendants. TBC is a company whose stockholders are three directors/officers of the Company. In accordance with the settlement agreement, $285,000 was paid to the plaintiff. The Company paid the entire amount of the settlement; however, TBC has agreed to reimburse the Company for the entire amount of the settlement not recovered through the Company's general liability insurance. In August 1996, the Company received $113,000 pursuant to such coverage. The remaining $172,000 is expected to be reimbursed by TBC prior to the end of 1996.



     In October 1996 the Company purchased various computer equipment from TBC at a total cost of $209,000.

                              [ADMINISTAFF LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)


        SEC Registration Fee..............................................  $ 15,518
        NASD Filing Fee...................................................     5,000
        NYSE Listing Fee..................................................     *
        Accounting Fees and Expenses......................................     *
        Legal Fees and Expenses...........................................     *
        Printing Expenses.................................................     *
        Blue Sky Qualification Fees and Expenses..........................     *
        Transfer Agent's Fees.............................................     *
        Miscellaneous.....................................................     *
                                                                            --------
                  TOTAL...................................................  $  *
                                                                            ========


---------------

(1) The amounts set forth above, except for the SEC, NASD and NYSE fees, are in each case estimated.
 *  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eleventh of the Company's Certificate of Incorporation states that:

     No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article Eleventh shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eleventh shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any facts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

     In addition, Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.


     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933. The description presented below gives effect to the Company's recent reorganization and accompanying two for three share exchange.


          (a) On May 13, 1994, the Company issued $4 million principal amount of subordinated notes and stock purchase warrants representing the right to purchase 694,436 shares of Common Stock of the Company to the Texas Growth Fund, in exchange for an aggregate purchase price of $4 million.



          (b) On May 13, 1994, the Company issued 1,532,303 shares of its Common Stock at a price of $2.61 per share to Pyramid Ventures, Inc., in exchange for an aggregate purchase price of $4 million.



          (c) On May 13, 1994, the Company issued a stock purchase warrant entitling the holder to purchase up to 153,230 shares of the Company's Common Stock to Rauscher Pierce Refsnes, Inc. ("Rauscher"), in exchange for $100.00 and Rauscher's services in securing the TGF and Pyramid investments described in paragraphs (a) and (b) of this item.



          (d) On June 12, 1995, Mr. Rawson exercised options to purchase 448,667 shares of Common Stock at a price of $0.75 per share. The aggregate exercise price of $336,500 was paid in cash by Mr. Rawson.

          (e) On September 15, 1995, Mr. Broussard exercised options to purchase 40,000 shares of Common Stock at a price of $1.50 per share. The aggregate exercise price of $60,000 was paid in cash by Mr. Broussard.



     These transactions were completed without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


      EXHIBIT                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
          *1.1       -- Form of Underwriting Agreement.

          *3.1       -- Certificate of Incorporation.

          *3.2       -- Bylaws.

        ***4.1       -- Specimen Common Stock Certificate.

          *4.2       -- Registration Rights Agreement, as amended, dated May 13, 1994, by and among Administaff, Inc., Pyramid Ventures, Inc. and the Board of
                        Trustees of the Texas Growth Fund as Trustee for the Texas Growth
                        Fund-1991 Trust.

          *4.3       -- Investor Agreement, as amended, dated May 13, 1994, by and among
                        Administaff, Inc., Pyramid Ventures, Inc. and the Board of Trustees
                        of the Texas Growth Fund as Trustee for the Texas Growth Fund-1991
                        Trust.

          *4.4       -- Common Stock Warrant, as amended, issued to the Texas Growth
                        Fund-1991 Trust on May 13, 1994.

          *4.5       -- Warrant Agreement, as amended, dated May 13, 1994, between Rauscher
                        Pierce Refsnes, Inc. and Administaff, Inc.

          *4.6       -- Voting Agreement, as amended, dated May 13, 1994, by and among
                        Administaff, Inc., Pyramid Ventures, Inc., the Board of Trustees of
                        the Texas Growth Fund as Trustee for the Texas Growth Fund-1991 Trust
                        and certain stockholders of Administaff, Inc.

        ***4.7       -- Subordinated Note to TGF.

        ***5.1       -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

       ***10.1       -- Promissory Note dated June 22, 1995, between Administaff, Inc. and
                        Richard G. Rawson.

       ***10.2       -- Promissory Note dated September 15, 1995, between Administaff, Inc.
                        and Jerald L. Broussard.

       ***10.3       -- Credit agreement between Administaff, Inc. and First National Bank of
                        Chicago.

         *21.1       -- Subsidiaries of Administaff, Inc.

          23.1       -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

        **23.2       -- Consent of Ernst & Young LLP.

         *24.1       -- Powers of Attorney.

         *24.2       -- Power of Attorney of Paul S. Lattanzio.

        **24.3       -- Power of Attorney of Linda Fayne Levinson.

        **24.4       -- Power of Attorney of Stephen M. Soileau.

        **27.1       -- Financial Data Schedule


---------------

  * Previously filed as an Exhibit to this Registration Statement.

 ** Filed with this Amendment.

*** To be filed by Amendment.

     Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Company has not filed any instrument with respect to long-term debt not being registered if the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Company and agrees to file a copy of such instruments with the Commission upon request.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


          (2) That for the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on October 23, 1996.


                                            ADMINISTAFF, INC.


                                            By:     /s/  RICHARD G. RAWSON
                                            ------------------------------------
                                                     Richard G. Rawson
                                                Senior Vice President, Chief
                                                         Financial
                                                   Officer and Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 23, 1996.



                 SIGNATURE                                          TITLE
--------------------------------------------     --------------------------------------------
         /s/  PAUL J. SARVADI*                   President, Chief Executive Officer and
--------------------------------------------       Director (Principal Executive Officer)
              Paul J. Sarvadi

        /s/  RICHARD G. RAWSON                   Senior Vice President, Chief Financial
--------------------------------------------       Officer, Treasurer and Director (Principal
             Richard G. Rawson                     Financial Officer and Principal Accounting
                                                   Officer)

         /s/  WILLIAM E. LANGE*                  Senior Vice President, General Counsel,
--------------------------------------------       Secretary and Director
              William E. Lange

        /s/  GERALD M. McINTOSH*                 Senior Vice President and Director
--------------------------------------------
             Gerald M. McIntosh

         /s/  JAMES W. HAMMOND*                  Senior Vice President and Director
--------------------------------------------
              James W. Hammond

         /s/  SCOTT C. HENSEL*                   Senior Vice President and Director
--------------------------------------------
              Scott C. Hensel

       /s/  LINDA FAYNE LEVINSON*                Director
--------------------------------------------
            Linda Fayne Levinson

        /s/  PAUL S. LATTANZIO*                  Director
--------------------------------------------
             Paul S. Lattanzio

         /s/  STEPHEN M. SOILEAU*                Director
--------------------------------------------
             Stephen M. Soileau

*By:    /s/  RICHARD G. RAWSON
--------------------------------------------
             Richard G. Rawson
  (Attorney-in-fact for persons indicated)

                                INDEX TO EXHIBIT


      EXHIBIT                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
          *1.1       -- Form of Underwriting Agreement.

          *3.1       -- Certificate of Incorporation.

          *3.2       -- Bylaws.

        ***4.1       -- Specimen Common Stock Certificate.

          *4.2       -- Registration Rights Agreement, as amended, dated May 13, 1994, by and among Administaff, Inc., Pyramid Ventures, Inc. and the Board of
                        Trustees of the Texas Growth Fund as Trustee for the Texas Growth
                        Fund-1991 Trust.

          *4.3       -- Investor Agreement, as amended, dated May 13, 1994, by and among
                        Administaff, Inc., Pyramid Ventures, Inc. and the Board of Trustees
                        of the Texas Growth Fund as Trustee for the Texas Growth Fund-1991
                        Trust.

          *4.4       -- Common Stock Warrant, as amended, issued to the Texas Growth
                        Fund-1991 Trust on May 13, 1994.

          *4.5       -- Warrant Agreement, as amended, dated May 13, 1994, between Rauscher
                        Pierce Refsnes, Inc. and Administaff, Inc.

          *4.6       -- Voting Agreement, as amended, dated May 13, 1994, by and among
                        Administaff, Inc., Pyramid Ventures, Inc., the Board of Trustees of
                        the Texas Growth Fund as Trustee for the Texas Growth Fund-1991 Trust
                        and certain stockholders of Administaff, Inc.

        ***4.7       -- Subordinated Note to TGF.

        ***5.1       -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

       ***10.1       -- Promissory Note dated June 22, 1995, between Administaff, Inc. and
                        Richard G. Rawson.

       ***10.2       -- Promissory Note dated September 15, 1995, between Administaff, Inc.
                        and Jerald L. Broussard.

       ***10.3       -- Credit agreement between Administaff, Inc. and First National Bank of
                        Chicago.

         *21.1       -- Subsidiaries of Administaff, Inc.

          23.1       -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

        **23.2       -- Consent of Ernst & Young LLP.

         *24.1       -- Powers of Attorney.

         *24.2       -- Power of Attorney of Paul S. Lattanzio.

        **24.3       -- Power of Attorney of Linda F. Levinson.

        **24.4       -- Power of Attorney of Stephen M. Soileau.

        **27.1       -- Financial Data Schedule


---------------

  * Previously filed as an Exhibit to this Registration Statement.

 ** Filed with this Amendment.

*** To be filed by Amendment.